                                               Filed pursuant to Rule 424(b)(4)
                                               Registration No. 333-49159
PROSPECTUS
APRIL 1, 1998
                                7,400,000 SHARES

                     [FREEDOM SECURITIES CORPORATION LOGO]

                                  COMMON STOCK

     Of the 7,400,000 shares of Common Stock of Freedom Securities Corporation ("Freedom" or the "Company") offered hereby (the "Offering"), 4,200,000 shares are being sold by the Company and 3,200,000 shares are being sold by the Selling Stockholders (as defined herein). The Company will not receive any of the proceeds from the sale of shares by the Selling Stockholders.

     Prior to the Offering, there has been no public market for the Common Stock. See "Underwriting" for information relating to the factors considered in determining the initial offering price.

     The Common Stock has been approved for listing on The New York Stock Exchange ("NYSE") under the symbol "FSI", subject to official notice of issuance.
                         ------------------------------

     SEE "RISK FACTORS" BEGINNING ON PAGE 9 FOR A DISCUSSION OF RISK FACTORS THAT SHOULD BE CONSIDERED IN CONNECTION WITH AN INVESTMENT IN THE COMMON STOCK OFFERED HEREBY.
                         ------------------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

----------------------------------------------------------------------------------------------------------------------------
                                         PRICE               UNDERWRITING             PROCEEDS             PROCEEDS TO
                                         TO THE             DISCOUNTS AND              TO THE                SELLING
                                       PUBLIC(1)            COMMISSIONS(2)           COMPANY(3)            STOCKHOLDERS
----------------------------------------------------------------------------------------------------------------------------
Per Share.......................         $20.00                 $1.35                  $18.65                 $18.65
Total(4)........................      $148,000,000            $9,990,000            $78,330,000            $59,680,000
----------------------------------------------------------------------------------------------------------------------------

(1) In connection with the Offering, the Underwriters have reserved for sale approximately 335,000 shares of Common Stock for directors and current employees of the Company who have an interest in purchasing such shares of Common Stock in the Offering. The Underwriters have advised the Company that the price per share for such shares will be the Price to the Public less Underwriting Discounts and Commissions, or $18.65 per share.
(2) The Company and the Selling Stockholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(3) Before deducting expenses estimated at $1,000,000, including $5,000 payable to Donaldson, Lufkin & Jenrette Securities Corporation for services as a qualified independent underwriter, all of which are payable by the Company.
(4) Certain Selling Stockholders have granted to the Underwriters a 30-day option to purchase up to 1,110,000 additional shares at the Price to the Public less Underwriting Discounts and Commissions, solely to cover over-allotments, if any. If such option is exercised in full, the total Price to Public, Underwriting Discounts and Commissions, Proceeds to Company, and Proceeds to Selling Stockholders will be $170,200,000, $11,488,500, $78,330,000 and $80,381,500, respectively. See "Underwriting."

     The shares are being offered by the several Underwriters (including Sutro & Co. Incorporated and Tucker Anthony Incorporated, which are indirect, wholly owned subsidiaries of the Company), subject to prior sale, when, as and if delivered to and accepted by them and subject to various prior conditions, including their right to reject orders in whole or in part. It is expected that delivery of the shares will be made against payment in New York, New York on or about April 7, 1998.

DONALDSON, LUFKIN & JENRETTE
   SECURITIES CORPORATION

                     CREDIT SUISSE FIRST BOSTON
                                       SUTRO & CO. INCORPORATED
                                                                  TUCKER ANTHONY
                                                                   INCORPORATED

     [Map of United States which indicates locations of branch offices of the Company.]

CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK. SPECIFICALLY, THE UNDERWRITERS MAY OVERALLOT IN CONNECTION WITH THE OFFERING AND MAY BID FOR AND PURCHASE SHARES OF THE COMMON STOCK IN THE OPEN MARKET. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and the financial statements and notes thereto appearing elsewhere in the Prospectus. Unless the context otherwise requires, the terms "Freedom" and "the Company" mean Freedom Securities Corporation and its consolidated subsidiaries during the periods following the Acquisition described below and its predecessor (the "Predecessor Company") during periods prior to the Acquisition. Certain market information contained herein is based on securities industry publications. Unless otherwise indicated, information in the Prospectus assumes no exercise of the Underwriters' option to purchase up to 1,110,000 additional shares from certain Selling Stockholders to cover over-allotments, if any, and that employees of the Company purchase 335,000 shares reserved for sale to them in the Offering. Share information contained in this Prospectus gives effect to a 1.818 for 1 split of the Company's Common Stock to be effected prior to consummation of the Offering.

                                  THE COMPANY

     Freedom, through its two brokerage subsidiaries, Tucker Anthony Incorporated ("Tucker Anthony") and Sutro & Co. Incorporated ("Sutro"), and its asset management subsidiary, Freedom Capital Management Corporation ("Freedom Capital"), is a full-service, regionally focused retail brokerage and investment banking firm. The Company was formed in November 1996 to effect the acquisition (the "Acquisition") of Freedom Securities Holding Corporation (the "Predecessor Company") and its subsidiaries, including Tucker Anthony, Sutro and Freedom Capital, from John Hancock Mutual Life Insurance Company ("Hancock"). Tucker Anthony, headquartered in Boston and focused primarily on the northeastern United States, and Sutro, headquartered in San Francisco and focused primarily on the western United States, are both over 100 years old and have well established reputations in their respective regions. Management believes that it can best serve the needs of these distinct regions through separate, locally managed organizations, while avoiding cost duplication through the use of shared clearing and support services. This approach enables the Company to capitalize on each organization's name recognition, historical areas of expertise and close community ties while lessening the Company's reliance on a single region's economy.

     The Company's three primary areas of focus, described below, are (i) its full-service retail brokerage operations; (ii) its equity capital markets activities; and (iii) its asset management operations.

     Retail Operations. The retail operations of Tucker Anthony and Sutro, conducted in 13 states and the District of Columbia, have together generated between 56% and 62% of the Company's operating revenues in each of the last three years and have historically represented the Company's core business. In its retail operations, the Company focuses on maintaining and developing strong client relationships through a dedicated community focus while providing the breadth and quality of services and products offered by national brokerage firms. As of December 31, 1997, customers had over $28 billion of assets in over 200,000 Tucker Anthony and Sutro brokerage accounts. Management believes that the experience of its 677 investment executives and their strong ties to their communities help differentiate the Company from its competitors and enable the Company to more effectively access and serve its clients. Management also believes that its strategy of providing its investment executives with a high level of support and the flexibility to operate in an entrepreneurial manner has allowed the Company to recruit and retain highly effective, motivated investment executives, many of whom have significant tenure at their local branch offices.

     Equity Capital Markets. Each of Tucker Anthony and Sutro has historically demonstrated strengths in offering various investment banking services, such as merger and acquisition services, to clients within its respective region. The Company's strategy is to develop equally strong research-driven equity capital markets groups including equity research, investment banking, institutional sales, trading and syndication services. Tucker Anthony's and Sutro's research and investment banking departments target emerging and middle-market companies within their respective regions and within the industries in which they specialize. Equity capital markets activities have generated 16% to 17% of the Company's operating revenues in each of the past three years.

     Asset Management. Freedom Capital, headquartered in Boston, was formed in 1930 and as of December 31, 1997 managed approximately $5.6 billion of assets, including approximately $3.0 billion of investments by public sector entities, high net worth individuals and others, with the remainder comprised of money market funds for the benefit of Tucker Anthony and Sutro clients. Freedom Capital has developed a leading position in the management of public funds for local Massachusetts municipalities and agencies, has also developed an important presence in certain sectors of the union pension fund market and is growing its corporate funds management business. Asset management revenues have represented approximately 5% to 6% of the Company's operating revenues in each of the past three years.

     The Company's subsidiaries also engage in a number of other activities, including trading fixed income securities, underwriting municipal securities, and purchasing and selling securities in arbitrage transactions. Additionally, the Company, through a subsidiary, has a 25% interest in the profits and losses of a joint specialist account in which it participates with two other NYSE specialist firms. See "Business" for a more complete description of the Company's activities.

     The following chart depicts in simplified form the Company's corporate structure, including its primary subsidiaries:

                    ----------------------------------------
                               FREEDOM SECURITIES
                                  CORPORATION
                    ----------------------------------------

-------------------------------------------------------------------------------------------------
------------------------------   ------------------------------   ------------------------------
        TUCKER ANTHONY                     SUTRO & CO.                    FREEDOM CAPITAL
         INCORPORATED                     INCORPORATED                MANAGEMENT CORPORATION
------------------------------   ------------------------------   ------------------------------

BUSINESS STRATEGY

     Since the Acquisition, management formulated and is implementing a strategy to (i) enhance the services the Company offers its customers; (ii) improve the profitability of Tucker Anthony's and Sutro's retail operations; (iii) expand each firm's equity capital markets activities; and (iv) increase Freedom Capital's money management business. Management also plans to supplement the Company's internal growth with strategic acquisitions. See "Business -- Business Strategy." The principal elements of the Company's strategy are set forth below:

     Enhance Personalized, High-End Service. Tucker Anthony and Sutro have traditionally sought to attract and retain brokerage clients by offering a high level of personal service responsive to customer needs. The Company intends to increase its commitment to service by providing its investment executives with advanced account information systems and flexibility in determining appropriate fee schedules for certain services based upon the level of customer needs, and by providing an array of one-stop investment and financial planning services.

     Improve Profitability of Retail Brokerage Operations. The Company intends to continue to improve the profitability of its retail operations by hiring additional experienced and highly productive investment executives and by providing Tucker Anthony's and Sutro's investment executives with enhanced training, product offerings, information systems and support.

     Expand Regional and Speciality Equity Capital Markets Activities. The Company intends to continue to increase Tucker Anthony's and Sutro's investment banking business by committing greater resources to, and by carefully focusing their research and investment banking coverage on, companies in geographic regions and industries which management believes offer the greatest opportunities.

     Increase Asset Management Business. Management intends to grow Freedom Capital's business by extending its public funds business from Massachusetts to other states, by improving coordination with the Tucker Anthony and Sutro brokerage networks and by increasing the assets under its management and the number of its portfolio managers through acquisitions or recruiting.

     Supplement Growth With Strategic Acquisitions. Management plans to actively pursue opportunities to acquire other firms with complementary businesses which would strengthen or expand the Company's geographic or product offering base. Management believes that acquisitions may also allow the Company to realize cost benefits by leveraging its infrastructure. Consistent with this strategy, on March 10, 1998, the Company announced that it had agreed to acquire Cleary Gull Reiland & McDevitt Inc., a Milwaukee-based regional brokerage firm. See "Recent Developments."

THE ACQUISITION

     To finance the Acquisition of Freedom from Hancock in November 1996, approximately 350 employees of the Company, including senior management and investment executives, purchased an aggregate of approximately 31% of the Company's equity (28% after giving effect to the Offering), with additional equity financing provided by affiliates of Thomas H. Lee Company ("THL") and SCP Private Equity Partners, L.P. ("SCP"). Incentive equity programs have been established pursuant to which employees have acquired or may acquire additional equity of the Company, which, when added to shares previously purchased, would result in employees owning up to approximately 43% of the shares of Common Stock outstanding after giving effect to the Offering. See "Certain Relationships and Related Transactions -- The Acquisition" for a more complete description of the Acquisition and "Management" for a description of the Company's incentive equity programs.

     Management believes that the Company's independence and employee ownership have resulted in progressively higher levels of employee motivation, confidence and commitment during 1997, as compared to 1996 when the Predecessor Company was for sale and it was uncertain whether the Acquisition would be consummated or whether the Predecessor Company would be sold to another organization. Management believes that uncertainty surrounding the future of the Company adversely affected the Company's performance in 1996 and, to a lesser extent, in early 1997 by weakening employee motivation and the Company's ability to recruit personnel, creating uncertainty among customers and prospective customers, consuming management's time and inhibiting the Company's ability to pursue new initiatives. The Company believes that the Acquisition and the strategies instituted in connection therewith have been successful. For example, Tucker Anthony and Sutro managed or co-managed 34 equity offerings in 1997 compared to 16 in 1996 and 9 in 1995. In 1997, the Company reported net income of $18.7 million, a 52% increase over net income of $12.3 million in 1996 and 43% increase over net income of $13.1 million in 1995. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                  RISK FACTORS

     No assurances can be given that the Company's objectives or strategies will be achieved. Prospective investors should consider carefully the factors discussed in detail elsewhere in this Prospectus under the caption "Risk Factors."

                                  THE OFFERING

Common Stock offered by the Company....................  4,200,000 shares

Common Stock offered by the Selling Stockholders.......  3,200,000 shares

Common Stock to be outstanding after the Offering......  19,097,403 shares(1)

Dividend policy........................................  The Company intends to pay quarterly dividends of $0.04 per share on the
                                                         outstanding shares of Common Stock beginning
                                                         with the dividend payable in the third
                                                         quarter of 1998 with respect to the second
                                                         quarter of 1998. See "Dividend Policy."

Use of proceeds........................................  To repay existing credit facility.
                                                         See "Use of Proceeds."

NYSE symbol............................................  "FSI"

------------------------------
(1) Excludes 2,133,888 shares of Common Stock issuable upon exercise of outstanding stock options under the Company's stock option plans at December 31, 1997, with a weighted average exercise price of $5.50, of which 276,247 shares were exercisable as of such date at a weighted average exercise price of $5.50, and up to 88,609 shares issuable to Hancock for no additional consideration upon such exercise. See "Management -- Stock Option and Stock Purchase Plans" and "Certain Relationships and Related
    Transactions -- Additional Shares Agreement."

                 SUMMARY CONSOLIDATED FINANCIAL AND OTHER DATA

     The information set forth below should be read in conjunction with "Selected Historical Consolidated Financial and Other Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's and Predecessor Company's Consolidated Financial Statements and Notes thereto appearing elsewhere in this Prospectus.

                                         PREDECESSOR COMPANY                             COMBINED(1)
                               ----------------------------------------                  ------------
                                     YEARS ENDED          ELEVEN MONTHS    ONE MONTH
                                     DECEMBER 31,             ENDED          ENDED        YEAR ENDED     YEAR ENDED
                               ------------------------   NOVEMBER 29,    DECEMBER 31,   DECEMBER 31,   DECEMBER 31,
                                1993     1994     1995        1996            1996           1996           1997
                                                       (IN MILLIONS, EXCEPT PER SHARE DATA)
STATEMENT OF INCOME DATA:
  Total revenues.............  $385.6   $327.1   $368.5      $347.5          $30.6          $378.1         $398.2
  Net revenues(2)............   364.5    296.9    332.5       321.0           28.8           349.8          375.8
  Total non-interest
     expenses................   335.8    286.0    310.2       300.6           26.8           327.4          337.3(3)
  Acquisition interest
     expense.................      --       --       --          --            0.6             0.6            6.1
  Income before income
     taxes...................    28.7     10.9     22.3        20.4            1.4            21.8           32.4
  Net income.................    16.7      6.4     13.1        11.6            0.7            12.3           18.7
  Basic earnings per
     share(4)................      --       --       --          --          $0.05              --         $ 1.31
  Diluted earnings per
     share(4)................      --       --       --          --           0.05              --           1.27
  Pro forma basic earnings
     per share(5)............      --       --       --          --             --              --         $ 1.19
  Pro forma diluted earnings
     per share(5)............      --       --       --          --             --              --           1.17

                                                                        AS OF
                                                                  DECEMBER 31, 1997
                                                               -----------------------
                                                               ACTUAL   AS ADJUSTED(6)
                                                                (IN MILLIONS, EXCEPT
                                                                   PER SHARE DATA)
STATEMENT OF FINANCIAL CONDITION DATA:
  Total assets..............................................   $727.6       $722.5
  Long-term debt............................................    101.4         21.4
  Stockholders' equity......................................    102.3        178.3
  Book value per common share outstanding...................   $ 6.96       $ 9.43

                                                       PREDECESSOR COMPANY      COMBINED(1)
                                                     -----------------------    -----------
                                                                YEARS ENDED DECEMBER 31,
                                                     -----------------------------------------------
                                                     1993     1994     1995        1996        1997
OTHER FINANCIAL DATA:
After-tax return on average equity(7)..............   12.6%     4.5%     8.8%       10.6%       20.6%
Compensation and benefits expense as a percentage
  of net revenues..................................   64.9     66.8     65.4        65.2        65.5
Non-compensation and benefits operating expense as
  a percentage of net revenues.....................   27.3     29.5     27.8        28.4        24.3
Amortization of Acquisition intangibles (in
  millions)........................................     --       --       --       $ 0.2       $ 2.5
Assets in retail brokerage accounts (at end of
  period) (in billions)............................  $15.0    $17.0    $20.0       $23.0       $28.0

------------------------------
(1) Year ended December 31, 1996 combined financial data refer to the consolidated results of the Predecessor Company for the eleven months ended November 29, 1996 combined with the consolidated results of the Company for the one month ended December 31, 1996. These periods are not directly comparable due to the effects of the Acquisition, including related purchase accounting adjustments and the Acquisition financing.
(2) Net revenues equals total revenues less interest expense other than the Acquisition interest expense.
(3) Includes the effect of $1.4 million of non-cash compensation expense resulting from issuance of Common Stock and stock options to employees.
(4) Basic earnings per share ("Basic EPS") is calculated by dividing net income by the weighted average number of outstanding shares. Diluted earnings per share ("Diluted EPS") also includes the effects of the issuance of stock options and other exercisable shares.
(5) Pro forma earnings per share ("Pro forma EPS") for the year ended December 31, 1997 is calculated in the same manner as in (4) above with the following adjustments: (i) net income is adjusted to eliminate the after-tax effect of interest expense on the Acquisition indebtedness to be repaid with the net Offering proceeds and available cash, and a decrease in interest income due to the use of available cash, as if the repayment occurred at the beginning of the year; and (ii) the number of outstanding shares used for basic and diluted EPS gives effect to the issuance of 4.2 million shares by the Company in the Offering at the initial public offering price set forth on the cover page of this Prospectus. These adjustments result in Pro forma net income, excluding extraordinary item (the write-off of capitalized debt issuance costs related to the Acquisition), of $22.1 million.
(6) Adjusted to reflect the issuance of 4.2 million shares by the Company in the Offering at the initial public offering price set forth on the cover page of this Prospectus and the use of the proceeds thereof as well as available cash to pay off the Credit Facility.
(7) After-tax return on average equity is calculated by dividing net income by average stockholders' equity for the year.

                              RECENT DEVELOPMENTS

     As part of its strategy of acquiring other firms with complementary businesses to strengthen or expand the Company's geographic or product offering base, the Company has agreed to acquire, through a merger with a wholly owned subsidiary of the Company, the regional investment banking firm of Cleary Gull Reiland & McDevitt Inc. ("Cleary Gull"), headquartered in Milwaukee, Wisconsin, pursuant to an Agreement and Plan of Merger dated March 9, 1998 (the "Merger"). The consideration to be paid in the Merger will be a combination of shares of the Company's Common Stock with a value (valued at a price equal to the initial public offering price) of $17.6 million and $4.4 million in cash, subject to adjustment. In addition, stock options to purchase shares of Cleary Gull capital stock with a value of approximately $3.5 million will be converted into options of the Company so that, after consummation of the Cleary Gull transaction, Cleary Gull employees will have Freedom options to purchase an aggregate of approximately $3.5 million worth of the Company's Common Stock (valued at a price equal to the initial offering price of the shares to the public) for an aggregate exercise price equal to approximately $1.0 million, and the Company has agreed to grant new options to Cleary Gull employees to purchase up to an additional 272,700 shares of the Company's Common Stock with an exercise price equal to the initial public offering price. Of the shares issuable in connection with the Merger, shares with a value equal to $4.0 million will be placed in escrow and, subject to forfeiture in certain circumstances, will be released in equal amounts annually over four years. The Company has committed to register the sale of the Company's shares issued in connection with the Merger pursuant to a shelf registration statement which will become effective on or about 180 days following the consummation of the Offering. Following the Merger, David P. Prokupek, the Chief Executive Officer of Cleary Gull, will be appointed to the Company's Board of Directors. The Company has entered into employment agreements with Cleary Gull's senior management that will become effective upon consummation of the Merger.

     Cleary Gull was established in 1987 in Milwaukee, Wisconsin as a private investment bank focusing on the equity capital markets through institutional research, sales and trading, and investment banking services. Cleary Gull's twelve research analysts cover such areas as distribution and logistics, business services, applied technology (including diagnostics, dental and filtration/separation) and growth companies in the upper Midwest. Cleary Gull's equity capital markets practice includes a national institutional sales force and over-the-counter and listed trading services. Cleary Gull's investment banking practice is focused primarily on merger and acquisition advisory services and financing assignments in both public and private equity and debt markets. The firm opened its offices in Chicago in 1997 and in Denver in 1998. Cleary Gull had net income of $1.3 million on total revenues of $26.4 million in 1997.

     Management believes that the Company will benefit from Cleary Gull's strong presence in the midwestern United States, that Cleary Gull's equity research and institutional trading groups will complement those of Tucker Anthony and Sutro and that the potential exists to enhance the growth of Cleary Gull's retail brokerage business. In addition, management believes that the Company can improve profitability after the Merger by eliminating certain duplicative costs and by incorporating Cleary Gull into its clearing arrangement with Wexford Clearing Services Corporation ("Wexford"), a wholly owned subsidiary of Prudential Securities, Inc. ("PSI") whose obligations to the Company are guaranteed by PSI.

     Consummation of the Merger is subject to standard closing conditions, including receipt of Hart-Scott-Rodino clearance, other regulatory approvals and the completion of the Offering. There can be no assurance that the Merger will be consummated or that the Merger will result in strategic or financial benefits to the Company.

     The Company is not currently in negotiations with any other party concerning an acquisition by the Company.

                                  RISK FACTORS

     In addition to the other information contained in this Prospectus, the following risk factors should be considered in evaluating the Company and its business before purchasing the shares of Common Stock offered hereby.

ADVERSE CONSEQUENCES OF THE VOLATILE NATURE OF THE SECURITIES BROKERAGE BUSINESS

     The stock market has recently experienced significant volatility, including some of the largest single day point declines in history. After the stock market declines in October 1987 and October 1989, many firms in the industry suffered financial losses and the level of individual investor trading activity decreased. Reduced trading volume and lower prices generally result in reduced transaction revenues. A severe market fluctuation in the future could have a material adverse effect on the Company's business, financial condition and operating results. Lower price levels of securities may result in (i) reduced volumes of securities transactions, with a consequent reduction in commission revenues, and (ii) reduced management fees calculated as a percentage of assets managed. Sudden sharp declines in market values of securities and the failure of issuers and counterparties to perform their obligations can result in illiquid markets which, in turn, may result in the Company having difficulty selling securities, hedging its securities positions and investing funds under its management.

     The securities brokerage business is, by its nature, subject to significant risks, particularly in volatile or illiquid markets. Risks inherent in the securities brokerage business discussed elsewhere herein, such as the risk of trading losses, losses resulting from the ownership or underwriting of securities, risks associated with principal activities, the failure of counterparties to meet commitments, customer fraud, employee fraud, issuer fraud, litigation and errors, misconduct and failures in connection with the processing of securities transactions, are enhanced in periods of volatility and illiquidity. The Company's principal business activity, its retail broker-dealer operations, as well as its investment banking, institutional sales, proprietary trading, investment advisory and other services, are subject to these enhanced risks present during volatile trading markets and fluctuations in the volume of market activity.

     In addition, to the extent the Company, through Wexford, permits customers to purchase securities on margin, the Company is subject to risks inherent in extending credit, especially during periods of rapidly declining markets in which collateral value could fall below the amount of a customer's indebtedness. Any resulting losses could have a material adverse effect on the Company's business, financial condition and operating results.

BUSINESS SUBJECT TO GENERAL ECONOMIC AND POLITICAL CONDITIONS

     The securities business is directly affected by many factors, including economic and political conditions, broad trends in business and finance, legislation and regulation affecting the national and international business and financial communities, currency values, inflation, market conditions, the availability and cost of short-term or long-term funding and capital, the credit capacity or perceived creditworthiness of the securities industry in the marketplace and the level and volatility of interest rates. Any one or more of these factors may contribute to reduced levels of trading activity, securities offerings and merger and acquisition activities, which would result in lower revenues from the Company's brokerage, trading, institutional sales and investment banking activities. In addition, these and other factors can contribute to lower price levels for securities and illiquid markets.

SIGNIFICANT COMPETITION

     All aspects of the Company's business and of the securities business in general are highly competitive. The principal competitive factors influencing the Company's business are its professional staff, its reputation in the marketplace, its existing client relationships, its ability to commit capital to client transactions and its mix of market capabilities. The Company's ability to compete effectively in its securities brokerage and investment banking activities will also be influenced by the adequacy of its capital levels and by its ability to raise additional capital.

     The Company competes directly with national and regional full service broker-dealers and, to a lesser extent, with discount brokers, dealers, investment banking firms, investment advisors and certain commercial banks. In addition, the Company competes indirectly for investment assets with insurance companies and others. In addition to competition from firms currently in the securities business, domestic commercial banks and investment banking boutiques have recently entered the business. In recent years, large international banks have entered the markets served by United States investment banks, including the markets in which the Company competes. The Company expects competition from domestic and international banks to increase as a result of recent and anticipated legislative and regulatory initiatives in the United States to remove or relieve certain restrictions on commercial banks relating to the sale of securities. The financial services industry has become considerably more concentrated as numerous securities firms have either ceased operations or have been acquired by or merged into other firms. Such mergers and acquisitions have increased competition from these firms, many of which have significantly greater equity capital and financial and other resources than the Company. Many of these firms, because of their significantly greater financial capital and scope of operations, are able to offer their customers more product offerings, broader research capabilities, access to international markets and other products and services not offered by the Company, which may provide such firms with competitive advantages over the Company.

     The Company also faces competition from a rapidly developing industry comprised of companies offering discount and/or electronic brokerage services. These competitors may have lower costs and may offer their customers more attractive pricing or other terms than those offered by the Company. The Company also anticipates competition from underwriters who attempt to effect public offerings for emerging and middle-market companies through new means of distribution, including transactions effected using electronic media such as the Internet. In addition, issuers may attempt to sell their securities directly to purchasers, including through sales using electronic media such as the Internet. To the extent that issuers and purchasers of securities are able to transact business without the assistance of financial intermediaries such as the Company, the Company's operating results could be adversely affected.

DEPENDENCE ON PERSONNEL

     The Company's business is dependent on the highly skilled and often highly specialized individuals it employs. Retention of senior management and retail investment executives, research, investment banking, public finance, institutional sales and trading, money management and administrative professionals is particularly important to the Company's prospects. The Company generally does not have written employment agreements with its investment professionals.

     The departure of an investment executive typically results in such executive taking his or her clients with him or her. The departure of investment executives could adversely impact the Company's operating results.

     The Company's strategy with respect to investment banking is to establish relationships with the Company's prospective corporate clients in advance of any transaction and to maintain such relationships over the long term by providing advisory services to corporate clients in public or private offerings of equity or debt securities and merger and acquisition transactions. Similarly, the Company's strategy with respect to state and local government clients is to establish long-term relationships by providing advisory services to governmental entities as well as underwriting services. Research professionals contribute significantly to the Company's ability to secure a role in managing public offerings and in providing other investment banking services. From time to time, the Company has experienced losses of equity research, investment banking, public finance, and institutional sales and trading professionals. The loss of a significant number of such professionals could materially adversely affect the Company's operating results.

     The intense competition for skilled professionals has led to escalating compensation packages in the industry for such individuals. Upfront payments, increased payouts and guaranteed contracts make hiring of employees more difficult and can be a major factor in an employee leaving the Company. There can be no assurance that losses of key personnel due to such competition or otherwise will not occur in the future.

     The Company's business, financial condition and operating results depend, to a significant extent, on the ability of the management of the Company and its subsidiaries to implement the Company's strategy outlined in this Prospectus. See "Business -- Business Strategy." There is no guarantee, however, that management will be able to successfully implement such strategy or that such strategy will be effective, and the inability of management to succeed in its efforts may have an adverse effect on the Company's business, financial condition and operating results.

GEOGRAPHIC CONCENTRATION OF THE COMPANY'S BUSINESS

     Because of the Company's focus on investors and equity capital market clients based in the northeastern and western United States, a significant economic downturn in either of those regions could adversely affect the Company's revenues. Approximately 59% of the Company's 1997 operating revenue (and a significantly greater percentage of the Company's operating income) was generated by Tucker Anthony whose clients are primarily located in the northeastern United States and approximately 35% was generated by Sutro whose clients are primarily located in the western United States. As a result, an economic downturn in one of these regions could adversely affect the companies in these regions, which in turn could reduce the Company's underwriting and brokerage business relating to those companies. In addition, a regional economic downturn in one of these regions could have an adverse effect on the Company's retail clients in that region or emerging and middle-market companies in that region. Any adverse effect on emerging and middle-market companies or growth industries concentrated in the northeastern or western United States or, to a lesser extent, in other regions in which emerging or middle-market technology, healthcare, financial service or consumer product companies are also concentrated could also reduce the Company's business relating to those companies.

DEPENDENCE ON CERTAIN RELATIONSHIPS

     The Company has entered into an arrangement with Wexford pursuant to which Wexford acts as the Company's clearing broker. The Company's communications and information systems are coordinated with the clearing information systems of Wexford. Additionally, Wexford furnishes the Company with information necessary to run the Company's business, including commission runs, transaction summaries, data feeds for various reports including compliance and risk management, execution reports, trade confirmations, monthly account statements, cashiering functions and the handling of margin accounts. Accordingly, the Company is currently dependent upon Wexford's clearing capabilities and systems. The Company and Wexford are parties to an agreement setting forth the terms and conditions of their relationship. The initial term of the Agreement expires April 3, 2001 and renews annually thereafter (unless either party gives notice of its intent not to renew), subject to earlier termination by Wexford in the event the Company fails to meet certain financial tests. The per trade charge under the Wexford Agreement is subject to adjustment based on a consumer price index commencing in April 1999. The Agreement provides that either Wexford or the Company have the right to renegotiate the financial terms and services of the contract to apply after the end of the initial term. Any interruption of service by or at Wexford, or the inability of the Company to extend the Wexford arrangement on acceptable terms or find an acceptable alternative for the Company's financing or clearing arrangements could have a material adverse effect on the Company's business, financial condition and operating results. For 1997 the Company paid clearing and financing fees to Wexford totaling approximately $20 million, which represented approximately 5% of net revenues. Assuming similar trading volumes in 1998, the Company expects that these charges will continue at a similar amount in 1998.

DEPENDENCE ON OUTSIDE SOURCES OF FINANCING

     The principal sources of the Company's cash and liquidity are financing activities, commissions, collateralized repurchase agreements and collateralized loans. The Company currently has an uncommitted financing arrangement with Wexford through which the Company finances its customer accounts and firm trading positions. Such financing of customer accounts is not reflected in the Company's Statements of Financial Condition. The Company retains risk with respect thereto, however, because the Company has agreed to indemnify Wexford for losses it may sustain in connection with the accounts of the Company's customers. The availability of financing to the Company may vary depending on market conditions, the volume of certain trading activities, credit ratings, credit capacity and the overall availability of credit to the financial services industry. There can be no assurance that the Company will be able to access the necessary lines of credit or that financing adequate to support the Company's business will be available in the future.

CONSTRAINTS IMPOSED BY BANK DEBT

     The Company currently maintains a senior reducing revolving credit facility with BankBoston, N.A. as agent for several lenders (the "Credit Facility"), with a current fully drawn outstanding balance of $77.5 million. The Company also maintains through two of its subsidiaries, a fixed asset leasing arrangement with BancBoston Leasing Inc. (the "Fixed Asset Facility") with an outstanding balance at December 31, 1997 of approximately $21.4 million. In connection with the Offering, the Company will prepay the existing indebtedness under the Credit Facility.

     The terms and conditions of the Credit Facility impose limitations that affect, among other things, the ability of the Company to incur debt, make acquisitions, sell assets or merge, grant or incur liens, make investments or loans, make capital expenditures, engage in transactions with affiliates and change its lines of business. In addition, the terms of the Credit Facility limit the Company's ability to redeem or otherwise repurchase shares of its capital stock and limit the Company and its subsidiaries from paying cash dividends on its capital stock. The terms of the Credit Facility also require the Company and certain of its subsidiaries to maintain specified financial ratios and satisfy certain tests, including, among others, a minimum interest coverage ratio, a minimum debt service coverage ratio and a maximum leverage ratio. The ability of the Company to comply with the foregoing financial ratios and tests may be affected by events beyond the control of the Company, and there can be no assurance that the Company will achieve operating results that comply with such provisions. A breach of any of the foregoing covenants would result in a default under the Credit Facility. In the event of any such default, the lenders could elect to declare all amounts borrowed under the Credit Facility, together with accrued interest thereon, to be immediately due and payable and pursuant to a cross-default provision in the Fixed Asset Facility, BancBoston Leasing, Inc. may accelerate the amounts due under the Fixed Asset Facility. If the Company were unable to repay such amounts, the lenders could proceed against the collateral granted to them to repay the indebtedness and other obligations due and payable under the Credit Facility. If the Credit Facility were to be accelerated, there can be no assurance that the assets of the Company would be sufficient to repay in full such indebtedness and the other indebtedness of the Company. The stock of the Company's subsidiaries currently is pledged as security under the terms of the Credit Facility. If the Company were to default under the Credit Facility and the lenders thereunder were to foreclose on such subsidiary stock, such subsidiary stock could be sold to a third party, which would adversely affect the Company. Following consummation of the Offering, the Company expects to amend or replace the Credit Facility. Any such amendment or replacement will likely contain restrictive provisions similar to those described above, except that the Company would be permitted to make the dividends contemplated by this Prospectus so long as no other defaults under such financing facility existed.

DEPENDENCE ON TECHNOLOGY

     The Company's business is highly dependent on communications and information systems. Any failure or interruption of the Company's or its subsidiaries' systems, or of the systems of Wexford, could cause delays in the Company's securities trading activities which could have a material adverse effect on the Company's operating results. Such failures and interruptions may result from the inability of certain computing systems (including those of the Company, Wexford and other third party vendors) to recognize the year 2000. In addition, the Company may incur costs in addressing the year 2000 issue, which costs the Company estimates to be less than $500,000. There can be no assurance, however, that these year 2000 issues can be adequately addressed by the Company, that the costs incurred in connection therewith will not exceed such amount or that any such additional payments would not have a material adverse effect on the results of operations or financial condition of the Company. In addition, there can be no assurance that the Company, its subsidiaries or Wexford will not suffer any systems failure or interruption, whether caused by earthquake, fire, other natural disaster, power or telecommunications failure, act of God, act of war or otherwise, or that the Company's or its subsidiaries' or Wexford's back-up procedures and capabilities in the event of any such failure or interruption will be adequate. Furthermore, any deterioration in Wexford's or its parent's financial condition could materially adversely affect the Company.

LITIGATION IN THE COMPANY'S SECURITIES BROKERAGE BUSINESS

     Many aspects of the Company's securities brokerage business involve substantial risks of liability. From time to time the Company or its subsidiaries may be named as defendants in civil litigation arising from their business activities as retail broker-dealers. The plaintiffs in such litigation may allege misconduct on the part of the Company's investment executives, claiming, for example, that investments sold to such plaintiffs by the Company's investment executives were unsuitable for their portfolios, or that such investment executives engaged in excessive trading with respect to such plaintiffs' accounts. Factors affecting the likelihood of such litigation include the conduct of individual investment executives and the performance of the investment vehicles sold by the Company's investment executives. Such factors have resulted in the Company making payments to plaintiffs in the past, and there can be no assurance that substantial payments in connection with the resolution of such litigation will not occur in the future.

     In recent years, there has been a substantial amount of litigation involving the securities brokerage industry, including class action lawsuits that generally seek substantial damages and other suits seeking punitive damages. Companies engaged in the underwriting of securities, including Tucker Anthony and Sutro, are subject to substantial potential liability, including for material misstatements or omissions in prospectuses and other communications with respect to underwritten offerings of securities or statements made by securities analysts, under federal laws such as Rule 10b-5 promulgated under the Securities and Exchange Act of 1934 and Section 11 of the Securities Act and similar state statutes and common law doctrines. See "-- Business Subject to Significant Regulation." Like other securities brokerage firms, the Company and its subsidiaries have been named as defendants in class action and other lawsuits and have in the past been subject to substantial settlements and judgments. The risk of liability may be higher for an underwriter which, like the Company, is active in the underwriting of securities offerings for emerging and middle-market companies due to the higher degree of risk and volatility associated with the securities of such companies. The defense of these or any other lawsuits or arbitrations may divert the efforts and attention of the Company's management and staff, and the Company may incur significant legal expense in defending such litigation or arbitration. This may be the case even with respect to frivolous claims or litigation. The amount of time that management and other employees may be required to devote in connection with the defense of litigation could be substantial and might divert their attention from other responsibilities within the Company.

     In the normal course of business, the Company and its subsidiaries are also defendants in various civil actions and arbitrations arising out of their activities as employers and as a result of other business activities. The Company and its subsidiaries have in the past made substantial payments in connection with the resolution of disputed claims, and there can be no assurance that substantial payments in connection with the resolution of disputed claims will not occur in the future.

     As of December 31, 1997, there were approximately 46 lawsuits and arbitrations pending against the Company and its subsidiaries. The Company does not believe that these lawsuits and arbitrations, in the aggregate, will have a material adverse effect on the Company's results of operations or financial condition.

     As is common in the securities industry, the Company does not carry insurance that would cover payments made in connection with certain types of lawsuits. In addition, the Company's and its subsidiaries' charter documents require indemnification of the Company's and such subsidiaries' officers, directors and agents to the maximum extent permitted by law.

POTENTIAL LOSSES DUE TO FRAUD OR MISTAKES OF CUSTOMERS OR EMPLOYEES

     The Company is exposed to the risk of significant losses as a result of customer fraud, employee errors, misconduct and fraud (including unauthorized transactions by traders) and failures in connection with the processing of securities transactions. There can be no assurance that the Company's risk management procedures and internal controls will prevent such losses from occurring.

     The Company has determined that a former employee improperly valued securities positions of the Company over the first eleven months of 1997 in order to conceal trading losses for which such former employee was responsible. The Company determined in the fourth quarter of 1997 that approximately $2.6 million of trading losses arose from the actions of the former employee. The loss has been included in the Company's financial results as follows: $228,000 in the first quarter, $1,071,000 in the second quarter, $431,000 in the third quarter and $901,000 in the fourth quarter. The Company has notified the Securities and Exchange Commission (the "Commission") and the NYSE of this situation and is conducting an internal review of the specific trading loss and the Company's reports and procedures relating thereto. The Commission and the NYSE are currently investigating this situation. The Company does not expect that the results of these investigations will have a material adverse effect on the Company's business, financial condition or operating results.

MARKET, CREDIT AND LIQUIDITY RISKS ASSOCIATED WITH MARKET MAKING, PRINCIPAL TRADING, ARBITRAGE AND UNDERWRITING ACTIVITIES

     The Company's market making, principal trading, arbitrage and underwriting activities often involve the purchase, sale or short sale of securities as principal. Such activities subject the Company's capital to significant risks from markets that may be characterized by relative illiquidity or that may be particularly susceptible to rapid fluctuations in liquidity. Such market conditions could limit the Company's ability to resell securities purchased or to repurchase securities sold short. Such activities subject the Company's capital to significant risks, including market, credit, counterparty and liquidity risks. Market risk relates to the risk of fluctuating values based on market prices without any action on the part of the Company. Credit risk relates generally to the ability of third parties to whom the Company has extended credit to repay amounts owed to the Company. Counterparty risk relates to whether a counterparty on a derivative or other transaction will fulfill its contractual obligations, which may include delivery of securities or payment of funds. Liquidity risk relates to the Company's inability to liquidate assets or redirect the deployment of assets contained in illiquid investments.

     As a result of its underwriting and arbitrage activities, from time to time the Company has large position concentrations in securities of, or commitments to, a single issuer or issuers engaged in a specific industry. In addition, the trend in all major capital markets, for competitive and other reasons, toward larger commitments on the part of lead underwriters means that, from time to time, an underwriter (including a co-manager) may retain significant position concentrations in individual securities. Such concentrations increase the Company's exposure to specific credit and market risks.

CONSTRAINTS IMPOSED BY NET CAPITAL REQUIREMENTS

     The Commission, the NYSE, and various other securities exchanges and other regulatory bodies in the United States have rules with respect to net capital requirements which affect each broker-dealer subsidiary of the Company. These rules are designed to ensure that broker-dealers maintain adequate regulatory capital in relation to their liabilities and the size of their customer business. These rules (the "Net Capital Rules") have the effect of requiring that a substantial portion of a broker-dealer's assets be kept in cash or highly liquid investments. Failure to maintain the required net capital may subject a firm to suspension or revocation of its registration by the Commission and suspension or expulsion by the National Association of Securities Dealers (the "NASD") and other regulatory bodies, and ultimately may require its liquidation. Compliance by the Company's broker-dealer subsidiaries with such Net Capital Rules could limit certain operations that require intensive use of capital, such as underwriting or trading activities. These rules could also restrict the ability of the Company to withdraw capital, even in circumstances where the Company's broker-dealer subsidiaries have more than the minimum amount of required capital, which, in turn, could limit the ability of the Company to pay dividends, implement its strategies, pay interest on and repay the principal of its debt and redeem or repurchase shares of outstanding capital stock. In addition, a change in such Net Capital Rules or the imposition of new rules affecting the scope, coverage, calculation or amount of such net capital requirements, or a significant operating loss or any large charge against net capital, could have similar adverse effects.

CONCENTRATED CONTROL OF THE COMPANY

     Upon the completion of this Offering, THL is expected to own approximately 26%, SCP is expected to own approximately 6%, the current employees of the Company and its subsidiaries are expected to own approximately 28% and Hancock will own approximately 2% of the outstanding Common Stock of the Company. This concentration of ownership and voting power may have the effect of accelerating, delaying or preventing a change in control of the Company or otherwise affect the ability of any stockholder to influence the policies of the Company. See "Certain Relationships and Related Transactions -- Stockholders Agreement."

BUSINESS SUBJECT TO EXTENSIVE REGULATION

     Each subsidiary of the Company which is registered as a broker-dealer and/or investment advisor is, and the securities industry in general is, subject to extensive regulation in the United States at both the federal and state level. Broker-dealers are subject to regulations covering all aspects of the securities business, including sales methods, trade practices among broker-dealers, use and safekeeping of customers' funds and securities, capital structure, record keeping and the conduct of directors, officers and employees.

     As registered investment advisors under the Investment Advisors Act of 1940 (the "Advisors Act"), Tucker Anthony, Sutro and Freedom Capital are subject to regulations which cover various aspects of the Company's business, including compensation arrangements. Under the Advisors Act, every investment advisory agreement with the Company's clients must expressly provide that such contract may not be assigned by the investment advisor without the consent of the client. Under the Investment Company Act of 1940 (the "Investment Company Act"), every investment advisor's agreement with a registered investment company must provide for the agreement's automatic termination in the event it is assigned. Under both the Advisors Act and the Investment Company Act, an investment advisory agreement is deemed to have been assigned when there is a direct or indirect transfer of the Agreement, including a direct assignment or a transfer of a "controlling block" of the advisor's voting securities or, under certain circumstances, upon the transfer of a "controlling block" of the voting securities of its parent corporation. A transaction is not, however, an assignment under the Advisors Act or the Investment Company Act if it does not result in a change of actual control or management of the investment advisor. Any assignment of the Company's investment advisory agreements would require, as to any registered investment company client, the approval of a majority of its shareholders, and as to the Company's other clients, the consent of such clients to such assignments. Following completion of the Offering, sales by THL or issuances of Common Stock by the Company, among other things, could result in a deemed assignment of the Company's investment advisory agreements under such statutes. Shortly after the Offering, the Company intends to seek approval of the shareholders of its registered investment clients and of its other clients for any such future deemed assignment. The Company expects to incur approximately $300,000 in costs in connection with seeking such approval. There can be no assurance that the Company will be successful in obtaining the necessary approvals. If any such deemed assignment were to occur, the failure to obtain such approvals for a significant number of clients could have a material adverse effect on the Company.

     As a matter of public policy, regulatory bodies are charged with safeguarding the integrity of the securities and other financial markets and with protecting the interests of customers participating in those markets, not with protecting the interests of the Company's stockholders. In addition, self-regulatory organizations ("SROs") and other regulatory bodies in the United States, such as the Commission, the NYSE, the NASD, the Commodities Futures Trading Commission (the "CFTC"), the National Futures Association (the "NFA") and the Municipal Securities Rulemaking Board (the "MSRB"), require strict compliance with their rules and regulations. Failure to comply with any of these laws, rules or regulations, the application of which under certain circumstances may be unclear, could result in a variety of adverse consequences including censure, civil penalties (including treble damages in the case of insider trading violations), fines, the issuance of cease-and-desist orders, the deregistration or suspension of a broker-dealer, investment adviser or futures commission merchant, the statutory disqualification of officers or employees or other adverse consequences which could have a material adverse effect on the Company. Even if none of such actions is taken, such administrative or judicial proceedings or arbitrations could have a material adverse effect on the Company's perceived creditworthiness, reputation and competitiveness. Customers of the Company's subsidiaries or others who allege that they have been damaged by a violation of applicable regulations also may seek to obtain compensation from such subsidiary, including the unwinding of any transactions with such subsidiary. Additional legislation or regulations, or changes in the methods or enforcement of existing regulations by governmental entities or SROs may materially and adversely affect the Company's business, financial condition or operating results.

     The Company's businesses may be materially affected not only by regulations applicable to its subsidiaries as financial market intermediaries, but also by regulations of general application. For example, the volume of the Company's underwriting, merger and acquisition and principal investment business in a given time period could be affected by, among other things, existing and proposed tax legislation, antitrust policy and other governmental regulations and policies (including the interest rate policies of the Federal Reserve Board) and changes in interpretation or enforcement of existing laws and rules that affect the business and financial communities. From time to time, various forms of antitakeover legislation and legislation that could affect the benefits associated with financing leveraged transactions with high-yield securities have been proposed that, if enacted, could adversely affect the volume of merger and acquisition business, which in turn could adversely affect the Company's underwriting, advisory and trading revenues related thereto. The level of business and financing activity in each of the industries on which the Company and its subsidiaries focus can be affected not only by such legislation or regulations of general applicability, but also by industry-specific legislation or regulations.

     The Company's subsidiaries' ability to comply with applicable laws and rules is dependent in large part upon the establishment and maintenance of a compliance system designed to monitor compliance with such laws and rules, as well as the Company's ability to attract and retain qualified compliance personnel. The Company and its subsidiaries could in the future be subject to disciplinary or other actions due to claimed noncompliance which could have a material adverse effect on the Company's business, financial condition and operating results.

LIMITED OPERATING HISTORY AS STAND-ALONE COMPANY

     The Company is a holding company formed in November 1996 to effect the Acquisition. It conducts its business solely through its subsidiaries. Prior to the Acquisition, Tucker Anthony, Sutro and the Company's other subsidiaries were indirect wholly owned subsidiaries of Hancock. Consequently, the Company has a limited history as a stand-alone operating company. In the past, Hancock or its affiliates provided certain services to the Company, particularly short term financing and various employee benefit and insurance services, and also limited legal and other support services. The Company and its subsidiaries no longer obtain such services from Hancock or its affiliates. See "Certain Relationships and Related Transactions -- Relationship Between the Company and Hancock."

ABSENCE OF PRIOR MARKET FOR COMMON STOCK

     Prior to the Offering, there has been no public market for the Common Stock. The initial public offering price of the Common Stock has been determined through negotiations among the Company and the Underwriters and may not be indicative of the market price for the Common Stock after the Offering. The Company believes that certain factors, such as sales of Common Stock into the market by THL, Hancock, SCP or Company employees, fluctuations in operating results of the Company or its competitors and market conditions generally for similar stocks, could cause the market price of the Common Stock to fluctuate substantially. Such market volatility may adversely affect the market price of the Common Stock. Although the Common Stock has been approved for listing on the NYSE subject to official notice of issuance, there can be no assurance that an active public market will develop or, if developed, will be sustained following the Offering. See "Underwriting."

POTENTIAL ADVERSE MARKET EFFECT OF FUTURE SALES OF COMMON STOCK

     Sales of a substantial number of shares of Common Stock in the public market, whether by purchasers in the Offering or by THL, Hancock, SCP or employees of the Company, could adversely affect the prevailing market price of the Common Stock and could impair the Company's future ability to raise capital through an offering of its equity securities. There will be 19,097,403 shares of Common Stock outstanding immediately after completion of the Offering, of which the 7,400,000 shares offered hereby will be freely tradeable. All other shares will be owned by THL, Hancock, SCP or current or former Company employees and will be "restricted securities" for purposes of the Securities Act of 1933, as amended (the "Securities Act"), and, subject to the volume and other limitations set forth in Rule 144 promulgated under the Securities Act, will be eligible for sale upon expiration of 180 day lock-up agreements with the Underwriters, unless released earlier by Donaldson, Lufkin & Jenrette Securities Corporation ("DLJ"). The Company, THL, Hancock, SCP and certain employees of the Company are parties to an agreement which provides THL, Hancock, SCP and such employees with certain registration rights. In addition, if the Cleary Gull acquisition is consummated, the Company has committed to register an aggregate of up to 880,000 shares of Common Stock issued in connection with its acquisition of Cleary Gull commencing 180 days after consummation of the Offering. See "Recent Developments," "Certain Relationships and Related Transactions," "Shares Eligible for Future Sale" and "Underwriting."

IMMEDIATE DILUTION TO PURCHASERS IN THE OFFERING

     Purchasers of Common Stock in the Offering will experience immediate dilution in the net tangible book value of $11.94 per share based on the initial public offering price of $20.00 per share. See "Dilution."

HOLDING COMPANY STRUCTURE

     Substantially all of the revenues of the Company are generated by Tucker Anthony, Sutro and Freedom Capital, and their subsidiaries. Freedom Securities Corporation, the issuer of the shares offered hereby, relies exclusively on financing activities and distributions from its subsidiaries for funds required to pay dividends, implement its strategies and redeem or repurchase shares of outstanding capital stock. The Company's ability to receive distributions from its subsidiaries may be limited by the Net Capital Rules, restrictions which may be imposed by the Credit Facility or successor borrowing arrangements of the Company's subsidiaries, or by the earnings, financial condition and cash requirements of the Company's subsidiaries. Additionally, there can be no assurance that the Company will be able to obtain funds through financing activities. These factors may impose limitations on or prevent the Company from paying dividends, implementing its strategies or repurchasing shares of its capital stock.

INTEGRATION AND OTHER RISKS ASSOCIATED WITH ACQUISITION STRATEGY

     The Company expects to continue a strategy of identifying and acquiring companies with complementary businesses which would strengthen or expand the firm's geographical or product offering base. There can be no assurance that the Company will be able to identify appropriate acquisition candidates, negotiate appropriate acquisition terms, obtain financing which may be needed to effect such acquisitions or integrate acquisitions successfully into the Company's operations. Additionally, there can be no assurance that any such acquisitions will contribute to the profitability of the Company.

BOARD OF DIRECTORS' ABILITY TO DESIGNATE TERMS AND AUTHORIZE ISSUANCE OF BLANK CHECK PREFERRED STOCK

     The Company is authorized to issue "blank check" preferred stock ("Preferred Stock"), which may be issued from time to time in one or more series upon authorization by the Company's Board of Directors. The Board of Directors, without further approval of the stockholders, is authorized to fix the dividend rights, conversion rights, voting rights, redemption rights, liquidation preferences, and any other rights, preferences, privileges and restrictions applicable to each series of the Preferred Stock. The issuance of Preferred Stock, while providing flexibility in connection with possible acquisitions and other corporate purposes could, among other things, adversely affect the voting power and dividend rights of the holders of Common Stock and, under certain circumstances, make it more difficult for a third party to gain control of the Company, discourage bids for the Company's Common Stock at a premium or otherwise adversely affect the market price of the Common Stock. See "Description of Capital Stock -- Certain Certificate of Incorporation, Bylaw and Statutory Anti-Takeover Provisions Affecting Stockholders."

USE OF DERIVATIVE FINANCIAL INSTRUMENTS

     The Company enters into derivatives transactions as part of its principal trading activities, primarily to manage its own interest rate and price risks, and also as an alternative to investment in the cash markets. While the use of derivatives may allow the Company to better manage certain risks, derivatives also have risks that are similar in type to the risks of the cash market instruments to which their values are linked. For example, in times of market stress, sharp price movements or reductions in liquidity in the cash markets may be related to comparable or even greater price movements and reductions in liquidity in the derivatives markets. Further, the risks associated with derivatives are potentially greater than those associated with the related cash market instruments because of the additional complexity and potential for leverage. In addition, derivatives may create credit risk (the risk that a counterparty on a derivative transaction will not fulfill its contractual obligations), as well as legal, operational, reputational and other risks beyond those associated with the underlying cash market instruments to which their values are linked. The Company manages the risks associated with its derivative financial instruments as part of its overall risk management policies and procedures. There can be no assurance, however, that the Company's use of derivatives may not have a material adverse effect on its results of operations or financial condition in any period.

CONFLICTS OF INTEREST

     Tucker Anthony and Sutro, each of which is one of the representatives of the Underwriters, are subsidiaries of the Company. Accordingly, underwriting discounts and commissions received by Tucker Anthony and Sutro will benefit the Company. Conflicts of interest may result from Tucker Antony and Sutro acting as Underwriters in the Offering, such as conflicts that may arise from pricing discussions between the Company and the Underwriters. Pursuant to Rule 2720 of the Conduct of Rules of the NASD, the initial public offering price can be no higher than that recommended by a "Qualified Independent Underwriter" meeting certain standards. In accordance with this requirement, DLJ has assumed the responsibility of acting as Qualified Independent Underwriter and will recommend a price in compliance with the requirements of Rule 2720.

     Also, certain key employees of the Company, including the executive officers of the Company, make investments in, or make investments together with, certain of the Company's equity capital markets clients through various investment vehicles. See "Certain Relationships and Related
Transactions -- Other Transactions with Management -- Investment Partnerships." Conflicts of interest could exist in situations where the investment objectives of such employees are not aligned with those of such clients. The Company does not believe that any such conflict of interest will have any adverse effect on the Company's operations or financial condition. The Company believes that no material conflicts of interest exist between the Company or its employees, on the one hand, and investors in the Offering, on the other.

RESTRICTION ON PAYMENT OF DIVIDENDS

     The Predecessor Company paid dividends on its Common Stock each year from 1991 to 1995. No dividends were paid by the Company in 1996 or 1997. Following consummation of the Offering, the Company's Board of Directors intends to pay a quarterly dividend of $0.04 per share on the outstanding shares of Common Stock beginning with the dividend payable in the third quarter of 1998 with respect to the second quarter of 1998. The timing and amount of future dividends will be determined by the Board and will depend, among other factors, upon the Company's earnings, financial condition and cash requirements at the time such payment is considered as well as restrictions which may be imposed on the Company's subsidiaries' ability to fund dividends by the Credit Facility or successor borrowing arrangements. Furthermore, the net capital rules of the various regulatory bodies and covenants in instruments governing outstanding indebtedness of the Company impose limitations on the payment of dividends by the Company. The Credit Facility currently prohibits the Company from paying dividends. The Company intends to amend, replace or terminate the Credit Facility after completion of the Offering so as to allow the Company to pay dividends as contemplated hereby, so long as the Company is not in default thereunder. See "Dividend Policy."

CERTAIN CERTIFICATE OF INCORPORATION, BYLAW AND STATUTORY ANTI-TAKEOVER PROVISIONS AFFECTING STOCKHOLDERS

     The Company's Certificate of Incorporation and Bylaws and certain statutes affecting the Company contain provisions that might diminish the likelihood that a potential acquiror would make an offer for the Common Stock, or impede a transaction favorable to the interests of the stockholders, or increase the difficulty of removing the incumbent Board of Directors and management. These provisions with respect to the Company's Certificate of Incorporation and Bylaws include (i) the authority of the Board of Directors to issue a series of preferred stock with such voting rights and other powers as the Board of Directors may determine; (ii) the inability of stockholders to take any action without a meeting or to call a special meeting of stockholders; and (iii) certain advance notice procedures for nominating candidates for election as directors and for submitting proposals for consideration at stockholders' meetings. See "Description of Capital Stock -- Certain Certificate of Incorporation, Bylaw and Statutory Anti-Takeover Provisions Affecting Stockholders."

                                USE OF PROCEEDS

     The net proceeds to the Company from the sale of the 4,200,000 shares of Common Stock offered by the Company hereby are estimated to be $77,330,000 after deducting underwriting discount and commissions and estimated offering expenses. The Company intends to use all of the Offering proceeds to repay existing indebtedness under the Credit Facility, which was incurred in connection with the Acquisition. Such indebtedness accrues interest at variable rates (which averaged 7.1% per annum during 1997) and matures on December 31, 2001. The Company will not receive any proceeds from the sale of shares of Common Stock by the Selling Stockholders. See "Principal and Selling Stockholders."

                                DIVIDEND POLICY

     The Predecessor Company paid dividends on its Common Stock each year from 1991 to 1995. No dividends were paid by the Company in 1996 or 1997. Following consummation of the Offering, the Company's Board of Directors intends to pay a quarterly dividend of $0.04 per share on the outstanding shares of Common Stock beginning in the third quarter of 1998 with respect to the second quarter of 1998. The timing and amount of future dividends will be determined by the Board and will depend, among other factors, upon the Company's earnings, financial condition and cash requirements at the time such payment is considered. Furthermore, the net capital rules of the various regulatory bodies and covenants in instruments governing outstanding indebtedness of the Company impose limitations on the payment of dividends by the Company. The Credit Facility currently prohibits the Company from paying dividends. The Company intends to amend or replace the Credit Facility after completion of the Offering so as to allow the Company to pay dividends as contemplated hereby so long as the Company is not in default thereunder. Under the most restrictive of such covenants and limitations, the Company has substantial excess capacity to make anticipated dividend payments and expects to have excess capacity for the foreseeable future (although the existence of excess capacity pursuant to regulatory and contractual limitation does not necessarily mean that the Company will have sufficient cash to fund such dividends). See "Risk
Factors -- Restriction on Payment of Dividends" and Note 10 to the Company's Consolidated Financial Statements included elsewhere in this Prospectus.

                                 CAPITALIZATION

     The following table sets forth the long-term debt and total capitalization of the Company as of December 31, 1997 on an actual basis and as adjusted to give effect to the sale of the 4,200,000 shares of Common Stock offered by the Company hereby at the initial public offering price of $20.00 per share, after deducting the underwriting discount and commissions and estimated offering expenses and the application of the estimated net proceeds therefrom as described in "Use of Proceeds."

                                                              AS OF DECEMBER 31, 1997
                                                              -----------------------
                                                                  (IN THOUSANDS)
                                                               ACTUAL     AS ADJUSTED
Long-term debt:
  Credit Facility (1).......................................  $ 80,000     $     --
  Fixed asset financing.....................................    21,446       21,446
                                                              --------     --------
          Total long-term borrowings........................   101,446       21,446
Stockholders' equity:
  Common Stock, $.01 par value; 21,816,000 shares
     authorized, 14,840,627 actual shares issued; 60,000,000
     shares authorized, as adjusted; 19,040,627 shares
     issued, as adjusted....................................       147          189
  Additional paid-in capital................................    83,654      160,942
  Retained earnings.........................................    19,438       18,046
  Subscribed stock (136,532 shares).........................      (913)        (913)
                                                              --------     --------
          Total stockholders' equity........................   102,326      178,264
                                                              --------     --------
                      Total capitalization..................  $203,772     $199,710
                                                              ========     ========

------------------------------
(1) The Company expects that, upon consummation of the Offering, $77.5 million will be outstanding under the Credit Facility, all of which is expected to be repaid in full with the Company's net proceeds from the Offering and available cash. See "Use of Proceeds."

                                    DILUTION

     The net tangible book value of the Common Stock of the Company at December 31, 1997 was $75.1 million or $5.11 per share. After giving effect to the sale of the shares of Common Stock by the Company pursuant to the Offering at the initial public offering price of $20.00 per share (after deducting underwriting discounts and commissions and estimated expenses of the Offering), the Company's adjusted pro forma net tangible book value at December 31, 1997, would have been $152.4 million or $8.06 per share.

     Net tangible book value per share before the Offering has been determined by dividing the net tangible book value of the Company (total tangible assets less total liabilities) by the number of shares of Common Stock outstanding at December 31, 1997. The Offering will result in an increase in net tangible book value per share of $2.95 to existing stockholders and a dilution of $11.94 per share to new investors who purchase shares of Common Stock in the Offering. Dilution is determined by subtracting pro forma net tangible book value per share of Common Stock from the initial public offering price of $20.00 per share. The following table illustrates this dilution per share of Common Stock.

Initial public offering price per share.....................           $20.00
                                                                       ------
Net tangible book value per share at December 31, 1997......  $5.11
Increase attributable to sale of shares of Common Stock in
  the Offering..............................................   2.95
                                                              -----
Pro forma net tangible book value per share of Common Stock
  after the Offering........................................             8.06
                                                                       ------
Dilution to persons who purchase shares of Common Stock in
  the Offering..............................................           $11.94
                                                                       ======

     The following table summarizes (i) the number of shares of Common Stock to be purchased from the Company pursuant to the Offering; (ii) the number of shares of Common Stock held by existing stockholders after the Offering; and
(iii) the cash consideration paid therefor:

                                                                       TOTAL CASH CONSIDERATION
                                                                 ------------------------------------
                                               SHARES                                        AVERAGE
                                        ---------------------                               PRICE PER
                                          NUMBER      PERCENT       AMOUNT       PERCENT      SHARE
Common Stock purchased in the
  Offering............................   4,200,000      22.2%    $ 84,000,000      52.0%     $20.00
Common Stock owned by existing
  stockholders(1).....................  14,704,095(2)   77.8       77,509,264(2)   48.0        5.27(2)
                                        ----------     -----     ------------     -----
Total.................................  18,904,095     100.0%    $161,509,264     100.0%       8.54
                                        ==========     =====     ============     =====

---------------

(1) Does not reflect purchase of up to 335,000 shares by employees pursuant to the Offering.

(2) Includes 717,481 shares issued to Hancock in connection with the Acquisition for which no cash consideration was paid.

     The foregoing tables assume no exercise of the Underwriters' over-allotment option or stock options outstanding at December 31, 1997 and does not give effect to any issuances of stock, other than in connection with the Offering, after December 31, 1997. At December 31, 1997, there were 2,133,888 shares of Common Stock issuable upon exercise of outstanding stock options at a weighted average exercise price of $5.50 per share and up to 88,609 shares issuable to Hancock for no additional consideration upon such exercise. To the extent that outstanding options are exercised in the future, there will be further dilution to new investors. See "Management -- Stock Option and Stock Purchase Plans," "Certain Relationships and Related Transactions -- Additional Share Agreement" and Note 15 of the Notes to Consolidated Financial Statements for the year ended December 31, 1997.

           SELECTED HISTORICAL CONSOLIDATED FINANCIAL AND OTHER DATA

     The selected consolidated financial data set forth below as of December 31, 1996 and 1997 and for the one month period ended December 31, 1996 and year ended December 31, 1997 are derived from the consolidated financial statements of the Company included elsewhere in the Prospectus which have been audited by Ernst & Young LLP, independent accountants. The selected consolidated financial data set forth below for the year ended December 31, 1995 and for the eleven months ended November 29, 1996 are derived from the consolidated financial statements of the Predecessor Company included elsewhere in this Prospectus which have been audited by Ernst & Young LLP, independent accountants. The selected consolidated financial data as of December 31, 1993, 1994 and 1995 and for the years ended December 31, 1993 and 1994 are derived from financial statements of the Predecessor Company, also audited by Ernst & Young LLP, not included in this Prospectus. The historical results are not necessarily indicative of the results of operations to be expected in the future. The following financial data are qualified in their entirety by, and should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and notes thereto included elsewhere in this Prospectus.

                                                     PREDECESSOR COMPANY                             COMBINED(1)
                                           ----------------------------------------                  ------------
                                                                         ELEVEN        ONE MONTH
                                           YEARS ENDED DECEMBER 31,   MONTHS ENDED       ENDED        YEAR ENDED     YEAR ENDED
                                           ------------------------   NOVEMBER 29,    DECEMBER 31,   DECEMBER 31,   DECEMBER 31,
                                            1993     1994     1995        1996            1996           1996           1997
                                                               (DOLLARS IN MILLIONS, EXCEPT PER SHARE DATA)
STATEMENT OF INCOME DATA:
  Revenues:
    Commissions.........................   $131.1   $122.9   $140.2       $139.0          $12.5          $151.5           $167.2
    Principal transactions..............    125.3     85.3    105.8        95.5            8.4           103.9           99.3
    Investment banking..................     63.0     40.1     34.8        34.0            4.1            38.1           55.2
    Asset management....................     12.6     13.0     14.9        17.3            1.7            19.0           19.9
    Other...............................     12.9     13.7     12.7        15.2            0.6            15.8           12.5
                                           ------   ------   ------      ------          -----          ------         ------
         Total operating revenues.......    344.9    275.0    308.4       301.0           27.3           328.3          354.1
    Interest income.....................     40.7     52.1     60.1        46.5            3.3            49.8           44.1
                                           ------   ------   ------      ------          -----          ------         ------
         Total revenues.................    385.6    327.1    368.5       347.5           30.6           378.1          398.2
    Interest expense....................     21.1     30.2     36.0        26.5            1.8            28.3           22.4
                                           ------   ------   ------      ------          -----          ------         ------
         Net revenues(2)................    364.5    296.9    332.5       321.0           28.8           349.8          375.8
  Non-interest expenses:
    Compensation and benefits...........    236.4    198.3    217.6       209.2           18.9           228.1          245.9(3)
    Occupancy and equipment.............     26.0     25.8     26.1        31.0            2.2            33.2           24.3
    Communications......................     15.8     16.4     18.1        16.6            1.3            17.9           17.0
    Brokerage and clearance.............      7.9      7.5      7.3        10.5            1.0            11.5           11.3
    Promotional.........................      9.2      7.9      9.5         9.1            0.8             9.9           10.3
    Other...............................     40.5     30.1     31.6        24.2            2.6            26.8           28.5
                                           ------   ------   ------      ------          -----          ------         ------
         Total non-interest expenses....    335.8    286.0    310.2       300.6           26.8           327.4          337.3
                                           ------   ------   ------      ------          -----          ------         ------
  Acquisition interest expense..........       --       --       --          --            0.6             0.6            6.1
                                           ------   ------   ------      ------          -----          ------         ------
  Income before income taxes............     28.7     10.9     22.3        20.4            1.4            21.8           32.4
  Income taxes..........................     12.0      4.5      9.2         8.8            0.7             9.5           13.7
                                           ------   ------   ------      ------          -----          ------         ------
  Net income............................   $ 16.7   $  6.4   $ 13.1      $ 11.6          $ 0.7          $ 12.3         $ 18.7
                                           ======   ======   ======      ======          =====          ======         ======
  Basic earnings per share(4)...........       --       --       --          --          $0.05              --         $ 1.31
                                                                                         =====                         ======
  Diluted earnings per share(4).........       --       --       --          --           0.05              --           1.27
                                                                                         =====                         ======
  Pro forma basic earnings per
    share(5)............................       --       --       --          --             --              --         $ 1.19
                                                                                                                       ======
  Pro forma diluted earnings per
    share(5)............................       --       --       --          --             --              --           1.17
                                                                                                                       ======
STATEMENT OF FINANCIAL CONDITION DATA
  (AT END OF PERIOD):
  Total assets..........................   $1,159.8 $1,037.9 $1,214.0                                   $517.0(6)      $727.6
  Long-term debt........................       --       --       --                                      110.8(7)       101.4
  Stockholders' equity..................    140.0    145.4    152.7                                       79.5(7)       102.3
  Book value per share of Common Stock
    outstanding.........................       --       --       --                                     $ 5.55         $ 6.96

                                                     PREDECESSOR COMPANY                             COMBINED(1)
                                           ----------------------------------------                  ------------
                                                                         ELEVEN        ONE MONTH
                                           YEARS ENDED DECEMBER 31,   MONTHS ENDED       ENDED        YEAR ENDED     YEAR ENDED
                                           ------------------------   NOVEMBER 29,    DECEMBER 31,   DECEMBER 31,   DECEMBER 31,
                                            1993     1994     1995        1996            1996           1996           1997
OTHER FINANCIAL DATA:
  After-tax return on average
    equity(8)...........................     12.6%     4.5%     8.8%                                      10.6%          20.6%
  Compensation and benefits expense as a
    percentage of net revenues..........     64.9     66.8     65.4                                       65.2           65.5(3)
  Non-compensation and benefits
    operating expense as a percentage of
    net revenues........................     27.3     29.5     27.8                                       28.4           24.3
  Amortization of Acquisition
    intangibles (in millions)...........       --       --       --          --          $ 0.2            $ 0.2         $ 2.5
  Assets in retail brokerage accounts
    (at end of period) (in billions)....    $15.0    $17.0    $20.0                                       $23.0            $28.0

------------------------------

(1) Year ended December 31, 1996 combined financial data refer to the consolidated results of the Predecessor Company for the eleven months ended November 29, 1996 combined with the consolidated results of the Company for the one month ended December 31, 1996. These periods are not directly comparable due to the effects of the Acquisition, including related purchase accounting adjustments and the Acquisition financing.

(2) Net revenues equals total revenues less interest expense other than the Acquisition interest expense.

(3) Includes the effect of $1.4 million of non-cash compensation expense resulting from issuance of Common Stock and stock options to employees.

(4) Basic earnings per share ("Basic EPS") is calculated by dividing net income by the weighted average number of outstanding shares. Diluted earnings per share ("Diluted EPS") also includes the effects of the issuance of stock options and other exercisable shares.

(5) Pro forma earnings per share ("Pro forma EPS") for the year ended December 31, 1997 is calculated in the same manner as in (4) above with the following adjustments: (i) net income is adjusted to eliminate the after-tax effect of interest expense on the Acquisition indebtedness to be repaid with the net offering proceeds and available cash, and a decrease in interest income due to the use of available cash, as if the repayment occurred at the beginning of the year; and (ii) the number of outstanding shares used for basic and diluted EPS gives effect to the issuance of 4.2 million shares by the Company in the Offering at the initial public offering price set forth on the cover page of this Prospectus. These adjustments result in Pro forma net income, excluding extraordinary item (the write-off of capitalized debt issuance costs related to the Acquisition costs), of $22.1 million.

(6) The decline in total assets from December 31, 1995 to December 31, 1996 is primarily attributable to the initiation of the Wexford clearing arrangement pursuant to which certain customer and broker-dealer balances are no longer included on the Company's Statement of Financial Condition.

(7) The decrease in stockholders' equity and increase in long-term debt from December 31, 1995 to December 31, 1996 was primarily a result of the Acquisition.

(8) After-tax return on average equity is calculated by dividing net income by average stockholders' equity for the year.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion should be read in conjunction with "Selected Historical Consolidated Financial and Other Data" and the Company's Consolidated Financial Statements and Notes thereto, each appearing elsewhere in this Prospectus. In addition to historical information, the following Management's Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements that involve risks and uncertainties. The Company's actual results could differ significantly from those anticipated in these forward-looking statements as a result of certain factors, including those discussed in "Risk Factors" contained elsewhere in this Prospectus.

BUSINESS ENVIRONMENT

     The Company's retail securities brokerage activities, as well as its investment banking, investment advisory, institutional sales and trading and equity research services, are highly competitive and subject to various risks including volatile trading markets and fluctuations in the volume of market activity. These markets are affected by general economic and market conditions, including fluctuations in interest rates, volume and price levels of securities and flows of investor funds into and out of mutual funds and pension plans and by factors that apply to particular industries such as technological advances and changes in the regulatory environment. Declining interest rates and an improving economic environment contributed to a significant increase in activity in the equity markets in the United States during the latter part of 1995, which continued throughout 1996 and 1997. The Company's financial results have been and may continue to be subject to fluctuations due to these and other factors. Consequently, the results of operations for a particular period may not be indicative of results to be expected for other periods.

THE ACQUISITION

     The Acquisition of the Company occurred in November 1996. Discussions herein with respect to 1996 refer to the consolidated results of the Predecessor Company for the eleven months ended November 29, 1996 combined with the consolidated results of the Company for the one month period ended December 31, 1996. As a result of purchase accounting in connection with the Acquisition, the Company's goodwill, which is amortized over a period of 15 years, increased by $14.7 million dollars in 1996. As part of the Acquisition, the Company increased its level of long-term indebtedness and experienced an attendant increase in annual interest expense. The net proceeds of the Offering to the Company, together with available cash, will be used to repay this indebtedness and, as a result, the Company will record an extraordinary item of $2.4 million ($1.4 million on an after-tax basis) for the write-off of capitalized debt issuance costs during the period in which the Offering is consummated. The effects of the Acquisition impact the comparability of the Company's financial results with those of the Predecessor Company.

     The Company believes that, especially during the months prior to the Acquisition and to some extent immediately thereafter, uncertainty regarding a change in ownership of the Company and the subsequent transition adversely affected the business of the Company. In management's opinion, employee purchases of equity of the Company in conjunction with the Acquisition and the consummation of the Acquisition have significantly enhanced employee motivation and the Company's ability to retain existing employees and improved its ability to recruit additional investment professionals. During 1998, the Company has sold approximately 56,776 shares of Common Stock to employees at an average purchase price of $6.88 per share. The Company will recognize non-cash compensation expense equal to the difference between the fair market value of such shares and the purchase price therefor.

CONTRIBUTION OF PRINCIPAL SUBSIDIARIES

     During 1996 and 1997, Tucker Anthony contributed 62% and 59%, respectively, of the Company's total operating revenues while Sutro contributed 32% and 35%, respectively, of total operating revenues and Freedom Capital contributed 6% of total operating revenues in each of 1996 and 1997. During these periods,

Tucker Anthony and Freedom Capital contributed a significantly greater percentage of the Company's net operating income than their respective contributions to total operating revenues. As a result of initiatives to improve the productivity of Sutro, its profit margins have been improving since 1995.

COMPONENTS OF REVENUES AND EXPENSES

     Revenues. Commission revenues include retail and institutional commissions received by the Company as an agent in securities transactions, including all exchange listed, over-the-counter ("OTC") agency, mutual fund, insurance, and annuity transactions. Principal transactions revenues include gains and losses from the trading of securities by the Company as principal including principal sales credits and dividends. Investment banking revenues include selling concessions, underwriting fees and management fees received from the underwriting of corporate or municipal securities as well as fees earned from providing merger and acquisition and other financial advisory services. Asset management revenues include fees generated from providing investment advisory and portfolio management services to institutional and high net worth investors. Other revenues primarily consist of transaction fees, retirement plan revenue and third party correspondent clearing fees. Interest income primarily consists of interest earned on margin loans made to customers, securities purchased under agreements to resell and fixed income securities held in the Company's trading accounts. Net revenues equal total revenues less interest expense. Interest expense includes interest paid under its Wexford financing arrangement and on bank borrowings, securities sold under agreements to repurchase, fixed asset financing and cash balances in customer accounts.

     Expenses. Compensation and benefits expense includes sales, trading and incentive compensation, which are primarily variable based on revenue production and/or business unit profit contribution, and salaries, payroll taxes, and employee benefits which are relatively fixed in nature. Incentive compensation, including bonuses for eligible employees, is accrued proratably throughout the year based on actual or estimated annual amounts. Brokerage and clearance expense includes the cost of securities clearance, floor brokerage and exchange fees. Communications expense includes service charges for telecommunications, news and market data services. Occupancy and equipment expense includes rent and operating expenses for facilities, expenditures for repairs and maintenance, and depreciation of furniture, fixtures, leasehold improvements, business equipment and computer equipment. Promotional expense includes travel, entertainment and advertising. Other expenses include general and administrative expenses, including professional services, litigation expenses, goodwill amortization, data processing and other miscellaneous expenses. Acquisition interest expense represents the interest expense incurred under the Credit Facility.

RESULTS OF OPERATIONS

     The following table sets forth certain financial data as a percentage of net revenues:

                                                             YEARS ENDED DECEMBER 31,
                                                            ---------------------------
                                                            1995(1)    1996(2)    1997
Revenues:
  Commissions.............................................    42.1%      43.3%     44.5%
  Principal transactions..................................    31.8       29.7      26.4
  Investment banking......................................    10.5       10.9      14.7
  Asset management........................................     4.5        5.4       5.3
  Other...................................................     3.8        4.5       3.3
                                                             -----      -----     -----
     Total operating revenues.............................    92.7       93.8      94.2
  Interest income.........................................    18.1       14.2      11.7
                                                             -----      -----     -----
     Total revenues.......................................   110.8      108.0     105.9
  Interest expense........................................    10.8        8.0       5.9
                                                             -----      -----     -----
     Net revenues.........................................   100.0      100.0     100.0
Non-interest expenses:
  Compensation and benefits...............................    65.4       65.2      65.5(3)
  Occupancy and equipment.................................     7.9        9.5       6.5
  Communications..........................................     5.4        5.1       4.5
  Brokerage and clearance.................................     2.2        3.3       3.0
  Promotional.............................................     2.9        2.8       2.7
  Other...................................................     9.5        7.7       7.6
                                                             -----      -----     -----
     Total non-interest expenses..........................    93.3       93.6      89.8
                                                             -----      -----     -----
Acquisition interest expense..............................      --        0.2       1.6
                                                             -----      -----     -----
Income before income taxes................................     6.7        6.2       8.6
Income taxes..............................................     2.8        2.7       3.6
                                                             -----      -----     -----
Net income................................................     3.9%       3.5%      5.0%
                                                             =====      =====     =====

------------------------------
(1) Predecessor Company.

(2) Based on the consolidated results of the Predecessor Company for the eleven months ended November 29, 1996 combined with the consolidated results of the Company for the one month ended December 31, 1996.

(3) Includes the effect of $1.4 million of non-cash compensation expense resulting from issuance of Common Stock and stock options to employees.

  1997 COMPARED TO 1996

     The Company experienced strong operating results in 1997 compared to 1996. Revenues increased in all of the Company's core businesses, with the exception of principal transaction revenues, and expenses declined as a percentage of net revenues. Net income increased $6.4 million or 52% to $18.7 million in 1997 from net income of $12.3 million in 1996, even after deducting after-tax expenses of $5.9 million in 1997 related to the Acquisition (primarily amortization of goodwill and interest and other expenses related to the Credit Facility).

     Total operating revenues increased $25.8 million or 8% to $354.1 million in 1997 from $328.3 million in 1996. During 1996 and 1997, Tucker Anthony contributed 62% and 59%, respectively, of the Company's total operating revenues while Sutro contributed 32% and 35%, respectively, and Freedom Capital contributed 6% in each year. Net revenues, including the effect of interest income and interest expense, other than the Acquisition interest expense, increased $26.0 million or 7% to $375.8 million in 1997 versus $349.8 million in 1996.

     Commission revenues increased $15.7 million or 10% to $167.2 million in 1997 from $151.5 million in 1996, due to increased business in the Company's retail systems, reflecting the growth in listed share volume on all the major equity exchanges and higher mutual fund commission revenue. During 1997, Tucker Anthony and Sutro increased average production per retail investment executive by 15% and 13%, respectively, over the prior year.

     Principal transaction revenues declined $4.6 million or 4% to $99.3 million in 1997 from $103.9 million in 1996, mainly due to the combined result of management's decision to discontinue certain institutional fixed income business resulting in a decline of $1.5 million, the $1.3 million net effect of a decrease in convertible arbitrage trading profits as interest rates declined during the period partially offset by improvement in risk arbitrage trading, a $0.8 million improvement in the trading of equities and a mortgage-backed securities trading loss of $2.6 million caused by a former employee.

     Investment banking revenues increased $17.1 million or 45% to $55.2 million in 1997 from $38.1 million in the prior year. The higher investment banking revenues resulted from increased underwriting activity, similar to that experienced in the securities industry generally, and due to the Company's refocused and increased emphasis on the public offering business at Tucker Anthony and Sutro. Tucker Anthony or Sutro collectively managed or co-managed 34 public equity offerings during 1997 compared to 16 during 1996 and generated an increase in private placement, advisory and merger and acquisition fees of 17% over 1996.

     Asset management revenues increased $0.9 million or 5% to $19.9 million in 1997 from $19.0 million in 1996. This revenue increase arose primarily in the institutional area where assets grew 14% to $1.7 billion and related revenues increased 21% or $1.0 million in 1997, reflecting the full year effect of new accounts at year-end 1996 and asset appreciation arising from equity market performance which produced higher fee income. Revenues from other areas of the asset management business were essentially unchanged from 1996 as higher money market fee income in 1997 was largely offset by lower revenues in the taxable advisory business which discontinued its tax preparation services at year-end 1996. Total assets under management grew to $5.6 billion at year end 1997 from $5.1 billion at year end 1996.

     Other income decreased $3.3 million or 21% to $12.5 million in 1997 from $15.8 million in 1996. This decrease resulted primarily from the mid-1997 expiration of a five year contract with John Hancock Broker Distribution Services under which the Company recovered mutual fund sales charges.

     Interest income decreased a net of $5.7 million or 11% to $44.1 million in 1997 from $49.8 million in 1996, due primarily to the combination of $4.4 million of higher interest income on customer balances more than offset by a $10.1 million decline in interest income mainly on lower average government bond inventories. Interest expense, excluding those expenses associated with financing the Acquisition, decreased $5.9 million or 21% to $22.4 million in 1997 from $28.3 million in 1996, reflecting lower average inventory balances.

     Total non-interest expenses increased $9.9 million or 3% to $337.3 million in 1997 from $327.4 million in 1996. This increase was the result of higher production-related compensation principally attributable to higher revenues partially offset by reduced operating expenses mainly resulting from the Company's outsourcing of its clearing function to Wexford and other cost efficiencies. Although the Company's income statement refers to brokerage and clearance as a specific category of expense, the compensation, occupancy and other expense categories also included costs associated with the Company's clearing activity, both while self clearing and after its conversion to Wexford. The Company achieved substantial savings in these expense categories as a result of the Wexford clearing arrangement, even after the incurrence of $4.5 million of one-time occupancy expense in conjunction with entering into the Wexford clearing arrangement. The Company began to clear through Wexford in April 1996; consequently, comparisons between 1996 and 1997 do not reflect the full cost savings experienced as a result of the new clearing arrangement.

     Compensation and benefits expense increased $17.8 million or 8% to $245.9 million in 1997 from $228.1 million in 1996, primarily due to increased incentive and production-related compensation, offset by lower fixed expenses resulting from back office support personnel reductions associated with the outsourcing of the Company's clearing function in 1996 and substantial organizational changes in the fixed income area. Compensation and benefits as a percentage of net revenues remained virtually unchanged at 65% in 1997 as compared to 1996. During 1997, the Company incurred $1.4 million of non-cash compensation expense resulting from issuance of Common Stock and stock options to its employees.

     Despite substantially increased clearing activity, brokerage and clearance expenses declined slightly to $11.3 million in 1997 compared to $11.5 million in 1996, primarily as a result of the cost effective Wexford clearing arrangement.

     All other operating expenses decreased an aggregate of $7.7 million or 9% to $80.1 million for 1997 from $87.8 million in 1996, primarily due to the realization of benefits from outsourcing and other cost efficiencies initiated by management. All other expenses as a percentage of net revenues declined to 21% in 1997 from 25% in 1996. Specifically, communications expense decreased $0.9 million, or 5%, and occupancy and equipment expense decreased $8.9 million, or 27% (including a one-time charge of $4.5 million in 1996 related to entering into the Wexford clearing arrangement). These decreases were partially offset by an increase in promotional expense of $0.4 million or 4% and an increase in other expenses which totaled $28.5 million in 1997 (including $1.9 million in goodwill amortization relating to the Acquisition), as compared to 1996 when other expenses totaled $26.8 million (including a one-time credit of $6.3 million due to an insurance recovery associated with litigation expenses incurred during a prior period). Without giving effect to such amortization expense and insurance recovery, other expenses decreased $6.5 million or 20% compared to 1996, primarily as a result of the Wexford clearing arrangement.

     The Company's income tax provisions in 1997 and 1996 were $13.7 million and $9.5 million, respectively, which represented a 42% effective tax rate in 1997 and a 44% effective tax rate in 1996. The lower effective tax rate in 1997 was due mainly to an increase in non-taxable dividend income.

  1996 COMPARED TO 1995

     Total operating revenues increased $19.9 million or 6% to $328.3 million in 1996 from $308.4 million in 1995. The Company, along with the rest of the securities industry, benefited during 1996 from continued strength in the equity markets and resultant higher trading volumes. In particular, agency commission income, OTC principal sales credits and asset management fee income increased substantially over the prior year. Revenues from fixed income trading and institutional sales declined, partially offsetting these gains. Net income decreased $0.8 million or 6% to $12.3 million in 1996 from $13.1 million in 1995.

     Commission revenues increased $11.3 million or 8% to $151.5 million in 1996 from $140.2 million in 1995 reflecting higher sales of both listed and OTC securities and increased mutual fund business.

     Principal transaction revenues decreased $1.9 million or 2% to $103.9 million in 1996 from $105.8 million in 1995, primarily as a result of a $0.6 million decline in certain institutional fixed income business and a $1.4 million decline in over the counter trading activity, particularly in the municipal bond business of Tucker Anthony. Accordingly, management took steps in 1996 to curtail further such losses by downsizing the fixed income group and redirecting the municipal bond trading business away from institutional sales and trading towards support of retail operations.

     Investment banking revenues increased $3.3 million or 9% to $38.1 million in 1996 from $34.8 million in 1995, primarily due to an increase in underwriting and management fees of $4.3 million partially offset by lower public finance fees which decreased $0.9 million.

     Asset management revenues increased $4.1 million or 28% to $19.0 million in 1996 from $14.9 million in 1995, due to growth in fees from the Company's asset management subsidiary, Freedom Capital. Assets under management grew from $4.6 billion at the end of 1995 to $5.1 billion at the end of 1996, reflecting increases of approximately $300 million in money market funds and $200 million in institutional funds.

     Other income increased $3.1 million or 24% to $15.8 million in 1996 from $12.7 million in 1995, primarily reflecting an increase of $1.0 million in Hancock mutual fund distribution fees and $1.5 million from the sale of securities obtained from litigation settlements.

     Interest income decreased $10.3 million or 17% to $49.8 million in 1996 from $60.1 million in 1995 reflecting the combined effects of a reduced level of bond inventories ($5.3 million lower interest income), and decreased stock borrowing activity ($5.0 million). Interest expense, excluding those expenses associated with financing the Acquisition in 1996, decreased $7.7 million or 21% to $28.3 million in 1996 from $36.0 million in 1995 due in part to reduced stock loan activity.

     Total non-interest expenses increased $17.2 million or 6% to $327.4 million in 1996 from $310.2 million in 1995, largely as a result of increased production-based compensation. During 1996, the Company incurred a one-time charge of $4.5 million, included in occupancy and equipment expense, in conjunction with entering into its Wexford clearing arrangement and the related abandonment of certain properties previously leased for the Company's clearing operations.

     Compensation and benefits expenses increased $10.5 million or 5% to $228.1 million in 1996 from $217.6 million in 1995, primarily due to payment of higher commissions, resulting from higher retail revenues, and increased production-based compensation.

     Brokerage and clearance expenses increased $4.2 million or 58% to $11.5 million in 1996 from $7.3 million in 1995. This increase is primarily attributable to the costs associated with clearing through Wexford. Clearing expenses in 1995, while the Predecessor Company was self-clearing, were also reported in compensation, occupancy and other expense categories of the income statement.

     Occupancy and equipment expense increased $7.1 million or 27% to $33.2 million in 1996 from $26.1 million in 1995 primarily due to a $4.5 million provision for future lease obligations pertaining to New York office space which was previously occupied by the Company's clearing and cash management operations, which operations are now performed by Wexford effective April 1, 1996.

     All other expenses declined $4.6 million or 8% to $54.6 million in 1996 from $59.2 million in 1995. Specifically, communications expense decreased $0.2 million or 1%, promotional expense increased $0.4 million or 4%, and other expenses decreased $4.8 million or 15%, attributable in large part to a $6.3 million insurance recovery related to litigation during a prior period.

     The Company's income tax provision for 1996 and 1995 was $9.5 million and $9.2 million, respectively, which represented a 44% effective tax rate in 1996 and a 41% effective tax rate in 1995. The higher effective tax rate for 1996 was due primarily to decreases in tax-exempt interest income and non-taxable dividend income.

LIQUIDITY AND CAPITAL RESOURCES

     The Company is the parent of Freedom Securities Holding Corporation, which is in turn the holding company for the Company's operating subsidiaries. The Company receives dividends, interest on loans and other payments from its subsidiaries which are the Company's primary source of funds to pay expenses, service debt, and pay dividends. Distributions and interest payments to the Company from its registered broker-dealer subsidiaries, which are expected to be the Company's primary sources of liquidity, are restricted as to amounts which may be paid by applicable law and regulations. The Net Capital Rules are the primary regulatory restrictions. The Company's rights to participate in the assets of any subsidiary are also subject to prior claims of the subsidiary's creditors, including customers of the broker-dealer subsidiaries.

     Borrowings under the Credit Facility, maturing in December 2001, will be repaid in full with 100% of the net proceeds of the Offering to the Company, together with cash on hand, leaving the Company with $21.4 million of indebtedness under the Fixed Asset Facility secured by the Company's fixed assets. See "Use of Proceeds." Other than under the Company's Fixed Asset Facility, after payment of the Credit Facility, the Company will not have any outstanding long-term debt obligations.

     The assets of Tucker Anthony, Sutro and Freedom Capital, the Company's primary operating subsidiaries, are highly liquid with the majority consisting of securities inventories and collateralized receivables, both of which fluctuate depending on the levels of customer business. Collateralized receivables consist primarily of securities purchased under agreements to resell which are secured by U.S. government and agency securities. A relatively small percentage of total assets is fixed or held for a period of longer than one year.

     The majority of the subsidiaries' assets are financed through Wexford, by securities sold under repurchase agreements and through securities sold, not yet purchased. The Company's principal source of short-term financing is based on its clearing arrangement with Wexford under which the Company can borrow on an uncommitted collateralized basis against its proprietary inventory positions. This financing is generally obtained from Wexford at rates based upon prevailing market conditions. The Company monitors overall liquidity by tracking the extent to which unencumbered marketable assets exceed short-term unsecured borrowings.

     Repurchase agreements are used primarily for customer accommodation purposes and to finance the Company's inventory positions in U.S. government and agency securities. These positions provide products and liquidity for customers and are not maintained for the Company's investment or market speculation. The level of activity fluctuates significantly depending on customer needs; however, these fluctuations have no material effect on liquidity or capital resources. The Company monitors the collateral position and counterparty risk on these transactions daily. See "-- Risk Management."

     The subsidiaries' total assets and short-term liabilities and the individual components thereof vary significantly from period to period because of changes relating to customer needs and economic and market conditions. The Company's total assets at December 31, 1994, December 31, 1995, December 31, 1996 and December 31, 1997 were $1,037.9 million, $1,214.0 million, $517.0 million and $727.6 million, respectively. The decline in total assets from December 31, 1995 to December 31, 1996 is primarily attributable to the initiation of the Wexford clearing arrangement pursuant to which certain customer and broker-dealer balances are no longer included in the Company's Statements of Financial Condition.

     The Company's operating activities generate cash resulting from net income earned during the period and fluctuations in the Company's current assets and liabilities. The most significant fluctuations have resulted from changes in the level of customer activity and changes in proprietary arbitrage trading strategies dictated by prevailing market conditions.

     The Acquisition was funded through proceeds from the sale of Common Stock and borrowings under the Credit Facility.

     The Company has historically financed capital expenditures through internal cash generation and through the Fixed Asset Facility, established in 1996, which matures in 2001. During 1997, the Company had capital expenditures of $2 million which were funded from operations. The Company currently does not intend to incur material capital expenditures in the near term.

     In addition to normal operating requirements, capital is required to satisfy financing and regulatory requirements on securities inventories and investment banking commitments. The Company's overall capital needs are continually reviewed to ensure that its capital base can appropriately support the anticipated capital needs of the subsidiaries. Management believes that existing capital funds provided from operations and current credit arrangements with Wexford will be sufficient to finance the operating subsidiaries' ongoing businesses.

QUARTERLY RESULTS

     The information set forth below is derived from unaudited quarterly results of operations of the Company for each quarter of 1996 and 1997. The data have been prepared by the Company on a basis consistent with the Consolidated Financial Statements included elsewhere in this Prospectus and includes all adjustments, consisting principally of normal recurring accruals, that the Company considers necessary for a fair presentation thereof. These operating results are not necessarily indicative of the Company's future performance.

                                                     THREE MONTHS ENDED
                      ---------------------------------------------------------------------------------
                        MARCH 31,    JUNE 30,    SEPTEMBER 30,   DECEMBER 31,    MARCH 31,    JUNE 30,
                          1996         1996          1996           1996(1)        1997         1997
                                                       (IN THOUSANDS)
Revenues:
Commissions..........    $41,313     $38,621        $32,823         $38,783       $40,098     $37,592
Principal
  transactions.......     26,224      27,062         24,614          25,931        22,009      22,561
Investment banking...      7,266       9,567         10,107          11,161         9,569      12,416
Asset management.....      4,473       4,640          4,819           5,066         4,880       4,660
Other................      3,868       3,676          3,349           4,898         3,387       3,058
                         -------     -------        -------         -------       -------     -------
  Total operating
    revenues.........     83,144      83,566         75,712          85,839        79,943      80,287
Interest income......     14,911      12,490         11,358          11,088        10,411      10,725
                         -------     -------        -------         -------       -------     -------
  Total revenues.....     98,055      96,056         87,070          96,927        90,354      91,012
Interest expense.....      8,774       7,888          6,036           5,585         5,906       5,883
                         -------     -------        -------         -------       -------     -------
  Net revenues.......     89,281      88,168         81,034          91,342        84,448      85,129
Non-interest
  expenses:
Compensation and
  benefits...........     58,363      56,566         52,358          60,759        54,476      55,261
Occupancy and
  equipment..........      6,826       7,235          7,303          11,860(3)      6,519       6,321
Communications.......      4,539       4,976          4,341           4,057         4,189       4,362
Brokerage and
  clearance..........      2,024       3,308          3,084           3,064         2,704       2,914
Promotional..........      2,378       2,509          2,562           2,525         2,094       2,378
Other................      8,711       8,213          6,906           2,984(4)      6,929       7,314
                         -------     -------        -------         -------       -------     -------
  Total non-interest
    expenses.........     82,841      82,807         76,554          85,249        76,911      78,550
Acquisition interest
  expense............         --          --             --             567         1,494       1,539
                         -------     -------        -------         -------       -------     -------
Income before income
  taxes..............      6,440       5,361          4,480           5,526         6,043       5,040
Income taxes.........      2,763       2,332          1,963           2,466         2,550       2,122
                         -------     -------        -------         -------       -------     -------
Net income...........    $ 3,677     $ 3,029        $ 2,517         $ 3,060       $ 3,493     $ 2,918
                         =======     =======        =======         =======       =======     =======

                            THREE MONTHS ENDED
                       -----------------------------
                       SEPTEMBER 30,   DECEMBER 31,
                           1997            1997
                              (IN THOUSANDS)
Revenues:
Commissions..........     $45,948         $43,546
Principal
  transactions.......      28,553          26,146
Investment banking...      15,018          18,256
Asset management.....       5,115           5,295
Other................       2,952           3,068
                          -------         -------
  Total operating
    revenues.........      97,586          96,311
Interest income......      10,989          11,931
                          -------         -------
  Total revenues.....     108,575         108,242
Interest expense.....       4,996           5,643
                          -------         -------
  Net revenues.......     103,579         102,599
Non-interest
  expenses:
Compensation and
  benefits...........      68,196          68,006(2)
Occupancy and
  equipment..........       6,378           5,113
Communications.......       4,385           4,012
Brokerage and
  clearance..........       2,872           2,772
Promotional..........       2,783           3,053
Other................       6,956           7,281
                          -------         -------
  Total non-interest
    expenses.........      91,570          90,237
Acquisition interest
  expense............       1,545           1,474
                          -------         -------
Income before income
  taxes..............      10,464          10,888
Income taxes.........       4,497           4,568
                          -------         -------
Net income...........     $ 5,967         $ 6,320
                          =======         =======

------------------------------
(1) Represents the consolidated results of the Predecessor Company for the two months ended November 29, 1996 combined with the consolidated results of the Company for the one month ended December 31, 1996.

(2) Includes $1.2 million of the $1.4 million non-cash compensation expense resulting from issuance of Common Stock and stock options to employees during 1997.

(3) Includes $4.5 million in provisions for lease obligations pertaining to abandoned New York office space.

(4) Includes an insurance recovery in the amount of $6.3 million relating to litigation expenses incurred during prior periods.

     The following table sets forth certain financial data as a percentage of net revenues for the periods presented:

                                                          THREE MONTHS ENDED
                             ----------------------------------------------------------------------------
                             MARCH 31,   JUNE 30,   SEPTEMBER 30,   DECEMBER 31,    MARCH 31,   JUNE 30,
                               1996        1996         1996           1996(1)        1997        1997
Revenues:
Commissions................     46.3%      43.8%         40.5%           42.5%         47.5%       44.2%
Principal transactions.....     29.4       30.7          30.4            28.4          26.1        26.5
Investment banking.........      8.1       10.9          12.5            12.2          11.3        14.6
Asset management...........      5.0        5.3           5.9             5.5           5.8         5.5
Other......................      4.3        4.2           4.1             5.4           4.0         3.5
                               -----      -----         -----           -----         -----       -----
  Total operating
    revenues...............     93.1       94.9          93.4            94.0          94.7        94.3
Interest income............     16.7       14.2          14.0            12.1          12.3        12.6
                               -----      -----         -----           -----         -----       -----
  Total revenues...........    109.8      109.1         107.4           106.1         107.0       106.9
Interest expense...........      9.8        9.1           7.4             6.1           7.0         6.9
                               -----      -----         -----           -----         -----       -----
  Net revenues.............    100.0      100.0         100.0           100.0         100.0       100.0
Non-interest expenses:
Compensation and
  benefits.................     65.4       64.2          64.6            66.5          64.5        64.9
Occupancy and equipment....      7.6        8.2           9.0            13.0(3)        7.7         7.4
Communications.............      5.1        5.6           5.4             4.4           5.0         5.1
Brokerage and clearance....      2.3        3.8           3.8             3.4           3.2         3.4
Promotional................      2.7        2.8           3.2             2.8           2.5         2.8
Other......................      9.8        9.3           8.5             3.3(4)        8.2         8.6
                               -----      -----         -----           -----         -----       -----
  Total non-interest
    expenses...............     92.9       93.9          94.5            93.4          91.1        92.2
Acquisition interest
  expense..................       --         --            --             0.6           1.8         1.8
Income before income
  taxes....................      7.2        6.1           5.5             6.0           7.1         6.0
Income taxes...............      3.1        2.6           2.4             2.7           3.0         2.5
                               -----      -----         -----           -----         -----       -----
Net income.................      4.1%       3.5%          3.1%            3.3%          4.1%        3.5%
                               =====      =====         =====           =====         =====       =====

                                  THREE MONTHS ENDED
                             -----------------------------
                             SEPTEMBER 30,   DECEMBER 31,
                                 1997            1997
Revenues:
Commissions................       44.4%           42.4%
Principal transactions.....       27.6            25.5
Investment banking.........       14.5            17.8
Asset management...........        4.9             5.2
Other......................        2.9             3.0
                                 -----           -----
  Total operating
    revenues...............       94.3            93.9
Interest income............       10.6            11.6
                                 -----           -----
  Total revenues...........      104.9           105.5
Interest expense...........        4.9             5.5
                                 -----           -----
  Net revenues.............      100.0           100.0
Non-interest expenses:
Compensation and
  benefits.................       65.8            66.3(2)
Occupancy and equipment....        6.2             5.0
Communications.............        4.2             3.9
Brokerage and clearance....        2.8             2.7
Promotional................        2.7             3.0
Other......................        6.7             7.1
                                 -----           -----
  Total non-interest
    expenses...............       88.4            88.0
Acquisition interest
  expense..................        1.5             1.4
Income before income
  taxes....................       10.1            10.6
Income taxes...............        4.3             4.5
                                 -----           -----
Net income.................        5.8%            6.1%
                                 =====           =====

---------------
(1) Based on the consolidated results of the Predecessor Company for the two months ended November 29, 1996 combined with the consolidated results of the Company for the one month ended December 31, 1996.

(2) Includes 1.2% of non-cash compensation expense resulting from issuance of Common Stock and stock options to employees during the fourth quarter of 1997.

(3) Includes 4.9% in provisions for lease obligations pertaining to abandoned New York office space.

(4) Includes an insurance recovery of 6.9% relating to litigation expenses incurred during prior periods.

RISK MANAGEMENT

     Tucker Anthony's and Sutro's exposure to risk includes items that are fundamental to the securities industry, such as trading of securities, extension of credit to counterparties and investment banking activities, as well as other risks, such as extension of credit to retail and institutional customers. Tucker Anthony and Sutro monitor their market and credit risk daily through a number of control procedures designed to identify and evaluate the various risks to which Tucker Anthony and Sutro are exposed.

     Tucker Anthony and Sutro may act as a principal to facilitate customer-related transactions in financial instruments which expose the firm to market risks. Tucker Anthony and Sutro make markets for dealers in certain equity and debt securities and Tucker Anthony trades for its own account in arbitrage trading activities. Whether acting as principal to facilitate customer transactions or trading for their own account, Tucker Anthony and Sutro undertake a variety of measures to manage against losses which may be incurred through market risk.

     Methods of managing exposure to market risk include: limiting firm commitments by position levels both long and short for every product that is traded; limiting the type of trade that can occur in each inventory account; limiting the number of days inventory is held; using third party security pricing services to enhance market price testing and variance analysis; and tactically employing certain hedging techniques that reduce the amount of risk taken by Tucker Anthony and Sutro. Management believes that the subsidiaries' risk management and hedging practices aid in managing their market exposure and reducing volatility of the Company's earnings.

     At December 31, 1996 and December 31, 1997, the Company's securities owned and securities sold, not yet purchased consisted of the following:

                                                           1996        1997
                                                         --------    --------
                                                            (IN THOUSANDS)
OWNED:
Obligations of the U.S. government or its agencies.....  $ 23,650    $ 27,396
State and municipal obligations........................    56,057      38,222
Arbitrage securities...................................    84,967     291,023
Other corporate obligations............................    73,127      51,709
Other corporate stocks and warrants....................    15,305      15,172
                                                         --------    --------
                                                         $253,106    $423,522
                                                         ========    ========
SOLD, NOT YET PURCHASED:
Obligations of the U.S. government or its agencies.....  $ 37,663    $ 22,890
State and municipal obligations........................     1,476       1,519
Arbitrage securities...................................    51,671     322,316
Other corporate obligations............................     6,055       1,356
Other corporate stocks and warrants....................     4,275       6,484
                                                         --------    --------
                                                         $101,140    $354,565
                                                         ========    ========

     Tucker Anthony and Sutro manage their daily risk exposure in their firm inventory accounts by requiring various levels of management to participate in review of these accounts. The primary purpose of the risk management function is to participate in the establishment of position limits and to monitor both the buy and sell activity in the firm's trading accounts relative to the established position limits. Tucker Anthony's and Sutro's trading activities result in the creation of inventory positions. Position and exposure reports indicating both long and short exposure are prepared, distributed and reviewed each day by Tucker Anthony's and Sutro's risk management personnel as well as by certain members of senior management. These reports enable Tucker Anthony and Sutro to control their inventory levels, monitor trading results on a product-by-product basis and review inventory aging, pricing and concentration.

     In addition to position and exposure reporting, Tucker Anthony and Sutro each produce a daily revenue report which summarizes trading, interest and commission revenue items for each product area. Daily revenues are reviewed independently for various risk factors that could adversely affect certain trading decisions. The daily revenue reports are produced by their accounting departments and distributed to various levels of management together with the position and exposure reports. The combined use of these reports enables senior management to monitor and control firm trading activity on a product-by-product basis.

     Tucker Anthony and Sutro deal with counterparties or other broker-dealers in conducting business for their clients or for their own account. Credit and trading limits extended to counterparties are controlled and managed by Tucker Anthony's and Sutro's credit and risk management functions. Financing extended to counterparties is provided against collateral. Tucker Anthony and Sutro monitor their exposure to counterparty risk on a daily basis through the use of internally generated credit exposure information and the monitoring of collateral values. The risk management function participates in the review of counterparties to establish appropriate exposure limits on a product-by-product basis. Tucker Anthony and Sutro manage their daily credit exposure by monitoring on an ongoing basis the creditworthiness of counterparties and their related trading limits, requesting additional collateral when deemed necessary and limiting the amount and duration of counterparty exposure.

     Tucker Anthony and Sutro, through Wexford, also extend credit to their retail customers. Amounts loaned are limited by margin regulations of the Board of Governors of the Federal Reserve System and other regulatory authorities and are subject to Wexford's, Tucker Anthony's and Sutro's credit review and daily monitoring procedures.

     Risks associated with investment banking activities are controlled through committees within Tucker Anthony and Sutro. Their respective commitment committees review every significant proposed investment banking transaction prior to its acceptance by Tucker Anthony and Sutro. Their respective capital committees review major proposed transactions in order to determine the effect of such transactions on regulatory capital prior to their acceptance. Only after acceptance by both committees within a firm will that firm's commitment to underwrite a specific security be extended to the investment banking client.

     Tucker Anthony's and Sutro's compliance department professionals monitor customer and employee transactions, conduct periodic and other examinations and communicate with the various regulatory agencies that have jurisdiction over Tucker Anthony and Sutro and their businesses.

                                    BUSINESS

INDUSTRY BACKGROUND

     In recent years, the financial markets have grown in size and complexity, characterized by a proliferation of investment products and services, frequent innovations, increased globalization, strong capital flows and heavy trading volume. These trends have increased the number and variety of choices available to investors and the range of financing alternatives available to businesses and other issuers of securities. Management believes these trends will continue in the future and consequently believes that the needs of both investors and issuers for high quality professional financial advice and services, such as those offered by the Company, will continue to increase.

     Demand for investment products has increased significantly as large numbers of "baby boomers" have begun to invest for their children's education and for their own retirement. In 1996, the first 3.4 million baby boomers turned 50; the impact of this generation on the capital markets is expected to continue to build through the year 2010, when 57 million people will be in what has historically been their prime investing years (ages 50 through 65). Additionally, it is estimated that these individuals will inherit over $10 trillion (adjusted for inflation) from the previous generation between 1990 and 2040, representing the largest absolute transference of wealth in history.

     Changes in household investing patterns have also contributed to the increase in demand for investment products. In 1980, households owned $1.3 trillion of marketable securities, representing 48% of their liquid financial assets. By September 30, 1997, the household sector's ownership of marketable securities had risen by more than 660% to $9.9 trillion, or 76% of household liquid financial assets. Over the same period, bank deposits decreased from 52% to 24% of household liquid financial assets.

     The volume of equity securities offered to the public illustrates the growth in supply of investment products. Initial public offerings ("IPOs") underwritten and total common equity issued in the United States public market grew from $1.4 billion and $12.8 billion, respectively, in 1980, to $10.2 billion and $19.2 billion, respectively, in 1990, to $43.9 billion and $118.4 billion, respectively, in 1997. California and Massachusetts (the headquarters states of Sutro and Tucker Anthony, respectively) ranked first and eighth, respectively, among the 50 states in dollar volume of IPOs for locally headquartered companies in 1997 and first and seventh, respectively, in dollar volume of public offerings of common stock. Management believes that a significant portion of the growth in equity offerings has come from emerging and middle-market companies and that the increase in emerging and middle-market issuers has been facilitated by large increases in the flow of cash into equity mutual funds and other managed funds as a result of these changes in household investing patterns.

     The combination of increasing flows of funds into the equity markets and new issuance activity has contributed to significantly higher trading volumes. From 1980 to 1997, average daily trading volume grew at a compound annual rate of 15.6% on the NYSE and 20.7% on the Automated Quotation System of the NASD (the "Nasdaq"). More recently, the combined NYSE and Nasdaq average daily trading volumes grew at a compound annual rate of 22.2% for the five years ended 1997 and increased 22.9% in 1997 over 1996.

COMPANY OVERVIEW

     Freedom, through its two brokerage subsidiaries, Tucker Anthony and Sutro, and its asset management subsidiary, Freedom Capital, is a full-service, regionally focused retail brokerage and investment banking firm. Tucker Anthony, headquartered in Boston and focused primarily on the northeastern United States, and Sutro, headquartered in San Francisco and focused primarily on the western United States, are both over 100 years old and have well established reputations in their respective regions. Management believes that it can best serve the needs of these distinct regions through separate, locally managed organizations, while avoiding cost duplication through the use of shared clearing and support services. This approach enables the Company to capitalize on each organization's name recognition, historical areas of expertise and close community ties while lessening the Company's reliance on a single region's economy.

     The Company believes that its primary strengths are (i) the experience and tenure of its investment executives, which have often led to long-term relationships with clients in their respective communities; (ii) its high level of employee commitment, evidenced by significant employee ownership in the Company; (iii) its personalized, service-oriented culture emphasizing responsiveness to client and regional market demands; (iv) its focus on emerging and middle-market companies in targeted industries in which the Company has specialized expertise or regional presence; and (v) its ability to manage and control operating costs through centralization of certain services and other cost effective solutions, including its clearing and processing arrangements with Wexford.

     The Company's three primary areas of focus, described below, are (i) its full-service retail brokerage operations; (ii) its equity capital markets activities; and (iii) its asset management operations.

     Retail Operations. The retail operations of Tucker Anthony and Sutro, conducted in 13 states and the District of Columbia, have together generated between 56% and 62% of the Company's operating revenues in each of the last three years and have historically represented the Company's core business. In its retail operations, the Company focuses on maintaining and developing strong client relationships through a dedicated community focus while providing the breadth and quality of services and products offered by national brokerage firms. As of December 31, 1997, customers had over $28 billion of assets in over 200,000 Tucker Anthony and Sutro brokerage accounts. Management believes that the experience of its 677 investment executives and their strong ties to their communities help differentiate the Company from its competitors and enable the Company to more effectively access and serve its clients. Management also believes that its strategy of providing its investment executives with a high level of support and the flexibility to operate in an entrepreneurial manner has allowed the Company to recruit and retain highly effective, motivated investment executives, many of whom have significant tenure at their local branch offices.

     Equity Capital Markets. Each of Tucker Anthony and Sutro has historically demonstrated strengths in offering various investment banking services, such as mergers and acquisition services, to clients within its respective region. The Company's strategy is to develop equally strong research-driven equity capital markets groups including equity research, investment banking, institutional sales, trading and syndication services. Tucker Anthony's and Sutro's respective research and investment banking departments target emerging and middle-market companies within their respective regions and within the industries in which they specialize, such as consumer products, healthcare, financial services and technology industries. Equity capital markets activities have represented 16% to 17% of the Company's operating revenues in each of the past three years.

     Asset Management. Freedom Capital, headquartered in Boston, was formed in 1930 and as of December 31, 1997 managed approximately $5.6 billion of assets, including approximately $3.0 billion of investments by public sector entities, high net worth individuals and others, with the remainder comprised of money market funds for the benefit of Tucker Anthony and Sutro clients. Freedom Capital has developed a leading position in the management of public funds for local Massachusetts municipalities and agencies, has also developed an important presence in certain sectors of the union pension fund market and is growing its corporate funds management business. Asset management revenues have represented approximately 5% to 6% of the Company's total operating revenues in each of the past three years.

     The Company's subsidiaries also engage in a number of other activities, including trading fixed income securities, underwriting municipal securities, and purchasing and selling securities in arbitrage transactions. Additionally, the Company, through a subsidiary, has a 25% interest in the profits and losses of a joint specialist account in which it participates with two other NYSE specialist firms.

BUSINESS STRATEGY

     Since the Acquisition, management formulated and is implementing a strategy to (i) enhance the services the Company offers its customers; (ii) improve the profitability of Tucker Anthony's and Sutro's retail operations; (iii) expand each firm's equity capital markets activities; and (iv) increase Freedom Capital's money management business. Management also plans to supplement the Company's internal growth with strategic acquisitions. See "Recent Developments." The principal elements of the Company's strategy are set forth below.

     Enhance Personalized, High-End Service. Tucker Anthony and Sutro have traditionally sought to attract and retain brokerage clients by offering a high level of personal service responsive to customer needs. The Company intends to increase its commitment to service by providing its investment executives with advanced account information systems and flexibility in determining appropriate fee schedules for certain services based upon the level of customer needs, and by providing an array of one-stop investment and financial planning services.

     Improve Profitability of Retail Brokerage Operations. The Company intends to continue to improve the profitability of its retail operations primarily by hiring additional experienced and highly productive investment executives and by providing Tucker Anthony's and Sutro's investment executives with enhanced training, product offerings, information systems and support. Average production per retail investment executive increased 15% in 1997 compared to 1996 and 18% in 1996 compared to 1995 at Tucker Anthony, while average production per retail investment executive increased 13% in 1997 compared to 1996 and 8% in 1996 compared to 1995 at Sutro. Management believes that the implementation of this strategy will be aided by the Company's entrepreneurial culture and strategy of providing a high level of support for its investment executives.

     Expand Regional and Specialty Equity Capital Markets Activities. Tucker Anthony and Sutro maintain separate and independent investment banking groups. Each investment banking group is supported by its own regionally and industry focused research department, institutional sales group and equity trading. The Company intends to continue to increase Tucker Anthony's and Sutro's investment banking business by committing greater resources to, and by carefully focusing their research and investment banking coverage on, geographic regions and industries which management believes offer the greatest opportunities. Management believes that this independent and regional focus is particularly well suited to the northeastern and western regions currently served by Tucker Anthony and Sutro, respectively. In 1997, for example, Massachusetts and California ranked seventh and first, respectively, in dollar volume of public offerings of common stock of locally headquartered companies. Management also believes that consolidations within the investment banking industry, as a whole, will offer enhanced opportunities for those firms which maintain their local and industry specific focus.

     Increase Asset Management Business. Management intends to grow Freedom Capital's business by extending its public funds business from Massachusetts to other states, by improving coordination with the Tucker Anthony and Sutro brokerage networks, and by increasing the assets under its management and the number of its portfolio managers through acquisitions or recruiting.

     Supplement Growth with Strategic Acquisitions. Management plans to actively pursue opportunities to acquire other firms with complementary business which would strengthen or expand the firm's geographic or product offering base. Management believes that attractive acquisition opportunities exist particularly among smaller regional firms that want to affiliate with a larger firm while still retaining their regional identity and focus and entrepreneurial culture, as Tucker Anthony and Sutro have been able to do. In addition, the Company believes that the consolidation trends in the brokerage and asset management businesses will allow it to hire proven investment professionals who prefer the culture and opportunities inherent in a smaller, entrepreneurial and independent firm. Management believes that acquisitions may also allow the Company to realize cost benefits by leveraging its infrastructure. Consistent with this strategy, on March 10, 1998, the Company announced that it had agreed to acquire Cleary Gull. See "Recent Developments."

THE ACQUISITION

     To finance the Acquisition of Freedom from Hancock in November 1996, approximately 350 employees of the Company, including senior management and investment executives, purchased an aggregate of approximately 31% of the Company's equity (28% after giving effect to the Offering), with additional equity financing provided by THL and SCP. Incentive equity programs have been established pursuant to which employees have acquired or may acquire additional equity of the Company, which, when added to shares previously purchased, would result in employees owning up to approximately 43% of the shares of Common Stock outstanding after giving effect to the Offering. See "Certain Relationships and Related Transactions --

The Acquisition" for a more complete description of the Acquisition and "Management" for a description of the Company's incentive equity programs.

     Management believes that the Company's independence and employee ownership have resulted in progressively higher levels of employee motivation, confidence and commitment during 1997, as compared to 1996 when the Predecessor Company was for sale and it was uncertain whether the Acquisition would be consummated or whether the Predecessor Company would be sold to another organization. Management believes that uncertainty surrounding the future of the Company adversely affected the Company's performance in 1996 and, to a lesser extent, in early 1997 by weakening employee motivation and the Company's ability to recruit personnel, creating uncertainty among customers and prospective customers, consuming management's time and inhibiting the Company's ability to pursue new initiatives. The Company believes that the Acquisition and the strategies instituted in connection therewith have been successful. For example, Tucker Anthony and Sutro managed, or co-managed 34 equity offerings in 1997 compared to 16 in 1996 and 9 in 1995. In 1997, the Company reported net income of $18.7 million, a 52% increase over net income of $12.3 million in 1996 and 43% increase over net income of $13.1 million in 1995. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

GENERAL

     A chart depicting in simplified form the corporate structure of the Company and its primary subsidiaries is set forth below, together with a brief description of the business undertaken by each of the entities shown:

                    ----------------------------------------
                               FREEDOM SECURITIES
                                  CORPORATION
                    ----------------------------------------

-------------------------------------------------------------------------------------------------
------------------------------   ------------------------------   ------------------------------
        TUCKER ANTHONY                     SUTRO & CO.                    FREEDOM CAPITAL
         INCORPORATED                     INCORPORATED                MANAGEMENT CORPORATION
------------------------------   ------------------------------   ------------------------------

     Freedom Securities Corporation: Issuer of the shares offered hereby, Freedom Securities Corporation is a holding company formed in 1996 to acquire Freedom Securities Holding Corporation from Hancock.

     Tucker Anthony Incorporated: One of the Company's primary operating subsidiaries, Tucker Anthony engages in the securities brokerage and investment banking businesses and transacts business primarily in the northeastern United States.

     Sutro & Co. Incorporated: One of the Company's primary operating subsidiaries, Sutro engages in the securities brokerage and investment banking businesses and transacts business primarily in the western United States.

     Freedom Capital Management Corporation: One of the Company's primary operating subsidiaries, Freedom Capital engages in the investment advisory and asset management businesses.

     The Company's business is described in more detail below.

TUCKER ANTHONY AND SUTRO

     Most of the Company's business activities are conducted through Tucker Anthony and Sutro, and its asset management business is conducted through Freedom Capital. Tucker Anthony's and Sutro's principal business activities are summarized below.

     Retail Brokerage

     A large portion of the Company's revenues are generated from commissions or fees earned as a broker for individual clients in the purchase and/or sale of equity securities, fixed income securities, mutual funds, insurance products, options and U.S. government and municipal securities. The Company also earns commissions or fees for services provided in the areas of managed accounts and personal trusts. As of December 31, 1997, Tucker Anthony had 448 investment executives located in 10 states and the District of Columbia, and Sutro had 229 investment executives located in 3 states. For the fiscal years ended December 31, 1995, 1996 and 1997, commissions and sales credits from individual investors constituted approximately 77%, 82% and 84%, respectively, of total commissions and sales credits and 46%, 52% and 54%, respectively, of the Company's total revenues. Management believes that such retail services will continue to be the Company's primary source of revenue for the foreseeable future. Tucker Anthony and Sutro charge retail commissions on both exchange and OTC transactions in accordance with commission rate tables which they have formulated. Discounts from the commission rate tables are granted in certain cases and the commission rate tables may change from time to time. Each firm also offers certain account arrangements under which a single fee is charged based on a percentage of the assets held in a customer's account and no commissions are charged on a transaction by transaction basis. Tucker Anthony and Sutro have also adopted the "Beacon Account" and "Sutro Asset Value Account" programs, respectively, through which clients may be charged negotiated fees based upon the level of services provided.

     Tucker Anthony and Sutro provide their retail clients with a broad range of services delivered in a personalized, service oriented manner. In addition to recommending and effecting transactions in securities, the Company makes available equity research reports prepared by Tucker Anthony, Sutro and other research analysts and offers services such as financial planning and tax, trust and estate advice to its retail clients. The Company believes that the personalized nature and range of services it provides to its retail clients is a key factor in the success of its retail brokerage units.

      The following table sets forth the locations and number of investment executives in the Company's retail offices as of December 31, 1997:

          TUCKER ANTHONY
          --------------

MASSACHUSETTS
Andover................       3
Boston.................      72
Burlington.............       7
Franklin...............       6
New Bedford............       5
Springfield............      12
Worcester..............       5
                         ------
  Total................     110
CONNECTICUT
Hartford...............      27
New Haven..............      13
Stamford...............      12
                         ------
  Total................      52
MAINE
Bangor.................       7
Portland...............      15
                         ------
  Total................      22
RHODE ISLAND
Providence.............      20
NEW HAMPSHIRE
Concord................       1
Nashua.................       4
Peterborough...........       3
Portsmouth.............       2
                         ------
  Total................      10
NEW YORK
Garden City............       4
New York City
  Fifth Avenue.........      32
  World Financial
     Center............      61
Rochester..............       8
Rome...................       8
Schenectady............       6
Southampton............       7
Syracuse...............       9
Watertown..............       5
                         ------
  Total................     140
NEW JERSEY
Fairhaven..............      16
Morristown.............      15
Princeton..............      16
                         ------
  Total................      47
PENNSYLVANIA
Philadelphia...........      19
ILLINOIS
Chicago................      18
DISTRICT OF COLUMBIA
Washington.............       7
DELAWARE
Wilmington.............       3
TOTAL TUCKER ANTHONY...     448
                         ------
             SUTRO
             -----
CALIFORNIA
Beverly Hills..........      27
Big Bear...............       2
Fresno.................       8
Hollywood..............       1
La Jolla...............       9
Los Angeles............      18
Newport Beach..........      19
Oakland................      18
Sacramento.............      12
San Francisco..........      34
San Jose...............      13
San Luis Obispo........       4
Santa Maria............       5
Santa Rosa.............      12
West Los Angeles.......       2
Woodland Hills.........      13
                         ------
  Total................     197
ARIZONA
Scottsdale.............      14
Tucson.................       8
                         ------
  Total................      22
NEVADA
Las Vegas..............      10

TOTAL SUTRO............     229
                         ------
TOTAL COMPANY..........     677
                         ======

     The Tucker Anthony and Sutro retail sales forces are comprised of an experienced and productive group of investment executives. Management believes that its strategy of providing its investment executives with a high level of support and the flexibility to operate in an entrepreneurial manner has allowed the Company to recruit and retain highly productive and experienced investment executives. Tucker Anthony's and Sutro's investment executives average more than 10 and 6 1/2 years, respectively, of tenure with the Company and 19 and 17 1/2 years, respectively, of experience in the securities brokerage industry. Management believes that Tucker Anthony and Sutro have been able to successfully recruit and retain investment executives for a number of reasons including a corporate culture which supports and encourages performance, employee ownership, advanced technology, competitive payouts, no discount sharing and a service-driven rather than a products-driven environment.

     The following table illustrates the improved production of the Company's retail investment executives.

               AVERAGE PRODUCTION PER RETAIL INVESTMENT EXECUTIVE
                             (DOLLARS IN THOUSANDS)

                TUCKER ANTHONY                                             SUTRO
-----------------------------------------------        ---------------------------------------------
                          AVERAGE                                              AVERAGE
                          ANNUAL        ANNUAL                                 ANNUAL        ANNUAL
YEAR                   PRODUCTION(1)   INCREASE        YEAR                 PRODUCTION(1)   INCREASE
1994.................      $208                        1994...............      $271
1995.................       242          16.3%         1995...............       289           6.6%
1996.................       285          17.8          1996...............       312           8.0
1997.................       327          14.7          1997...............       352          12.8

---------------

(1) Calculated by dividing total retail commissions and managed account fees by the average of the number of investment executives at the beginning and end of each period (excluding non-producing managers and trainees).

     Tucker Anthony and Sutro together have over 200,000 accounts representing approximately $28 billion in client assets as of December 31, 1997. The Company maintains insurance provided by the Securities Investors Protection Corporation (the "SIPC") for up to $500,000 (coverage of cash is limited to $100,000) per customer account, as well as excess SIPC coverage for an additional $9.5 million per client account. Clients who have established a Freedom Asset Account are provided protection up to a maximum of $60 million, which is included in the Freedom Asset Account annual fee. The excess SIPC coverage of $9.5 million and $59.5 million is provided under an insurance policy arranged through Wexford.

  Institutional Equity Sales and Research

     Tucker Anthony and Sutro execute securities transactions for institutional investors such as banks, mutual funds, insurance companies and pension and profit-sharing plans. These investors normally purchase and sell securities in large quantities, which transactions require specialized marketing and trading expertise. In order to service these institutional accounts, the Company has established a network of institutional offices located in New York, Boston, San Francisco, Los Angeles, Washington, D.C. and Paris, France.

     Institutional transactions are executed by the Company acting as broker or principal. The Company permits discounts from its commission schedule to its institutional customers. The size of such discounts varies with the size of particular transactions and other factors. For the fiscal years ended December 31, 1995, 1996 and 1997, commissions and sales credits from institutional investors constituted approximately 11%, 10% and 10%, respectively, of total commissions and sales credits and 6% of the Company's total revenues in each year. The Company believes that it receives a significant portion of its institutional brokerage commissions as a consequence of its research advice and services regarding specific corporations and industries, its principal transactions business and its investment banking activity.

     Historically, Tucker Anthony and Sutro combined their institutional equity sales and research forces under a joint venture, which was intended to create efficiencies in institutional account coverage and research development costs. In order to better coordinate the respective institutional sales, investment banking, equity research and trading departments of Tucker Anthony and Sutro, the research joint venture was disbanded following the Acquisition, and each of Tucker Anthony and Sutro have established their own targeted regional and industry equity research and institutional equity sales programs.

     Tucker Anthony and Sutro have each focused their equity research on selected sectors of the consumer products, healthcare, financial services and technology industries primarily concentrated in their respective regions. Within each of these industries, Tucker Anthony and Sutro have focused on various industry niches which each believes offers it the greatest opportunities. Each firm focuses its equity capital markets group on integrating its research, institutional sales, corporate finance, trading and syndication functions. Management believes that its research will be a key factor in growing its equity capital markets activities.

  Principal Transactions and Trading

     The Company conducts its principal transactions and trading business through Tucker Anthony and Sutro, with each firm's business focused on the activities summarized below, except for arbitrage activities which are engaged in primarily by Tucker Anthony.

     Tucker Anthony and Sutro make markets, buying and selling as principal, in common stocks, convertible preferred stocks, warrants and other securities traded on Nasdaq or in other OTC markets. As of December 31, 1997, the Company made markets in equity securities of over 400 issuers. Such securities are principally those in which there is substantial continuing client interest and include securities which the Company has underwritten or on which it provides research opinions. The Company also effects transactions in blocks of securities, usually with institutional investors and generally involving 10,000 or more shares of listed stocks. Such transactions are handled on an agency basis to the extent possible, but the Company may take a long or short position as principal to the extent that no buyer or seller is immediately available. By engaging in block positioning, the Company places a portion of its capital at risk to facilitate transactions for clients.

     The Company provides clients access to a range of fixed income products including municipal securities, U.S. government and agency securities, mortgage related securities including those issued through Government National Mortgage Association ("GNMA"), Federal National Mortgage Association ("FNMA") and Federal Home Loan Mortgage Corp. ("FHLMC"), and corporate investment-grade and high-yield bonds. The Company takes positions on a principal basis in municipal, U.S. government, agency and corporate securities to facilitate transactions for its clients. Profits or losses are recognized from fluctuations in the value of securities in which it maintains positions. The Company's capital can be at risk to the extent significant adverse price fluctuations occur. Additionally, trading activities include the purchase of securities under agreements to resell at future dates (resale agreements) and the sale of the same or similar securities under agreements to repurchase at future dates (repurchase agreements). Profits and losses on the repurchase transactions result from the interest rate differentials. The Company actively participates on a principal basis in the mortgage-backed securities markets through the purchase or sale of GNMA, FNMA, FHLMC, mortgage pass-through securities, collateralized mortgage obligations and other mortgage related securities, in order to meet client needs. The Company finances its trading positions as part of its Wexford clearing arrangement, by overnight borrowing and by repurchase agreements. See "Risk Factors -- Market, Credit and Liquidity Risks Associated with Principal Trading Arbitrage and Underwriting Activities."

     Tucker Anthony and Sutro are each municipal securities dealers in both the primary and secondary markets, buying and selling securities for their own account and for clients. Revenues derived from these activities include underwriting and management fees, selling concessions and trading profits.

     Tucker Anthony engages in the purchase and sale of convertible and equity securities to take advantage of price differences prevailing in separate markets. These arbitrage activities include both convertible and risk arbitrage. To the extent that purchase and sale transactions are not simultaneous, or the closing of a position is subject to a subsequent event such as the successful consummation of a corporate merger, Tucker Anthony places a portion of its capital at risk. Sutro does not engage in significant arbitrage activities.

  Underwriting Activities and Investment Banking

     The Company's investment banking and underwriting activities are performed by Tucker Anthony's and Sutro's corporate finance, public finance and syndicate departments. The corporate finance groups manage and underwrite public offerings of equity and, to a significantly lesser extent, debt securities, arrange private placements of equity and debt securities and provide financial advice in connection with mergers and acquisitions, divestitures and other corporate reorganizations and restructurings. Tucker Anthony's and Sutro's managed public equity offerings and merger and acquisition transactions are typically undertaken for emerging or middle-market companies in the consumer products, healthcare, financial services and technology sectors or companies located in each firm's respective geographic region.

     Historically, the Company's merger and acquisition advisory business has been responsible for a majority of the Company's investment banking revenues. The Company believes that it has a well established merger and acquisition advisory business and plans to capitalize on this strength in further building upon Tucker Anthony's and Sutro's equity capital markets groups.

     Through the Company's renewed focus on its equity capital markets groups, Tucker Anthony's and Sutro's corporate finance and syndicate departments coordinate closely with their respective research and institutional sales departments in order to enhance marketing and provide integrated services to emerging and middle-market companies and institutional clients. As the following chart indicates, the Company has been successful in increasing the underwriting activities of Tucker Anthony and Sutro.

                  PUBLIC EQUITY OFFERINGS LED OR CO-MANAGED(1)

                                                      1995              1996              1997
                                                 ---------------   ---------------   ---------------
                                                 NUMBER   AMOUNT   NUMBER   AMOUNT   NUMBER   AMOUNT
                                                              (DOLLARS IN MILLIONS)(2)
Issues managed by Tucker Anthony...............    5       $171      10      $229      10     $  419
Issues managed by Sutro........................    3        118       5       251      20      1,124
Issues managed by Tucker Anthony and Sutro
  jointly......................................    1         24       1        50       4        200
                                                   --      ----      --      ----      --     ------
Total..........................................    9       $313      16      $530      34     $1,743

------------------------------
(1) Including public common or preferred stock issues and rights offerings; excluding closed-end funds.

(2) Shares offered by entire syndicate (excluding over-allotment shares) multiplied by offering price.

     The public finance departments of Tucker Anthony and Sutro provide financial consulting, advisory and underwriting services to cities and public service districts. The Company's subsidiaries manage and underwrite offerings of municipal securities to finance the construction and maintenance of a broad range of public-related facilities, including healthcare, housing, education, public power, water and sewer, airports, highways and other infrastructure needs. Over the last several years, the public finance sector has generally experienced diminishing spreads and a lower level of publicly financed projects. Nevertheless, both firms have experienced increasing profitability in this sector in 1997 by concentrating on smaller local community projects.

     The syndicate departments coordinate the distribution of managed and co-managed corporate securities offerings and accept invitations to participate in underwritings managed by other investment banking firms.

     The Company, through certain subsidiaries, has from time to time in the past and may from time to time in the future participate as an equity investor in connection with specific transactions.

  Other Activities

     Tucker Anthony and Sutro hold memberships in major securities exchanges in the United States (including the NYSE) in order to provide services to their brokerage clients in the purchase and sale of listed securities.

     Additionally, the Company's wholly owned subsidiary, Freedom Specialist Inc. ("FSI"), has a 25% interest in the profits and losses of a joint specialist account in which it participates with two other NYSE specialist firms, RPM Specialist Corp. and R. Adrian & Co. Specialists are responsible for executing transactions and maintaining a fair and orderly market in securities under NYSE rules and regulations. In this function, the specialist firm acts as an agent in executing orders entrusted to it and/or acts as a dealer on the opposite side of public orders in the security executed on the floor of the NYSE. As of December 31, 1997, the specialist firm acted as a specialist in 39 equity issues. FSI's specialist stock settlement and clearing activities are provided by RPM Clearing Corporation.

     Retail client securities transactions are executed on either a cash or margin basis. Under the current clearing arrangement with Wexford, in a retail margin transaction, credit is extended to a client through Wexford for the purchase of securities, using the securities purchased and/or other securities in the client's account as collateral for amounts loaned. The Company receives income from interest charged on such extensions of credit. The financing of margin purchases can be an important source of revenue to the Company, since the interest rate paid by the client on funds loaned through Wexford exceeds the Company's interest costs for net customer debit balances paid to Wexford. The amount of the Company's gross interest revenues is affected not only by prevailing interest rates, but also by the volume of business conducted on a margin basis. By permitting a client to purchase on margin, the Company takes the risk that market declines could reduce the value of the collateral below the principal amount loaned, plus accrued interest, before the collateral can be sold. Amounts loaned are limited by margin regulations of the Board of Governors of the Federal Reserve System and other regulatory authorities and are subject to Wexford's, Tucker Anthony's and Sutro's credit review and daily monitoring procedures.

FREEDOM CAPITAL

     The Company's asset management activities are conducted principally by Freedom Capital. Freedom Capital is a Massachusetts corporation, formerly named Tucker Anthony Management Corp. organized in 1930. As of December 31, 1997, Freedom Capital had 50 employees located in Massachusetts and New York. Freedom Capital provides investment advisory and portfolio management services to individuals, corporations, public funds, professional firms, endowments and pension funds, and money market funds. As of December 31, 1997, total assets under management were approximately $5.6 billion, comprised of approximately $3.0 billion of investments by public sector entities, high net worth individuals and others, with the remainder in money market funds for the benefit of Tucker Anthony and Sutro clients.

     The Company intends to enhance the profitability of Freedom Capital by acquiring other money management businesses to increase both assets under management and the number of investment professionals providing services and by creating products to be marketed by Freedom Capital. Freedom Capital had offered proprietary mutual funds to its clients until 1992, when the Company assigned its investment advisory contracts to Hancock. The Company also intends to increase the productivity and profitability of Freedom Capital through improved coordination with the Tucker Anthony and Sutro brokerage networks and other initiatives intended to allow Freedom Capital to manage a larger percentage of funds held by Tucker Anthony and Sutro clients.

     As with other aspects of the Company's business, Freedom Capital is focused on service and client communication. To foster active and attentive management, Freedom Capital limits the number of client relationships of each portfolio manager. This policy is intended to provide each portfolio manager with the time necessary to foster ongoing client relationships and the opportunity to discuss portfolio strategies with the client. Freedom Capital offers comprehensive client statements which include portfolio appraisals, performance analyses and statements of transactions. In addition, Freedom Capital provides its clients with economic commentary and investment letters on a regular basis. Freedom Capital believes that its many strong, long-term client relationships attest to its attention to service and client communication.

     Freedom Trust Company, a New Hampshire chartered trust company and a subsidiary of Freedom Capital, commenced operations in early 1996 to provide clients the opportunity to place their assets in trust so that the Company may continue to provide asset management services to such trusts after the client's death. Freedom Trust Company had assets under custody of $642 million, of which $20 million was under management, as of December 31, 1997.

RELATIONSHIP WITH WEXFORD

     The Company clears all transactions, and carries accounts for customers and proprietary accounts, with Wexford. Wexford furnishes the Company with information necessary to run the Company's business, including commission runs, transaction summaries, data feeds for various reports including compliance and risk management, execution reports, trade confirmations, monthly account statements, cashiering functions and the handling of margin accounts. As a result of its arrangement with Wexford, the Company has achieved substantial savings in its clearing and related operations. Under the Wexford arrangement, management believes that the Company's cost of clearing its transactions is very competitive with the industry's costs. The Company is entitled to pay a set fee per trade, subject to an aggregate annual minimum payment for clearing trades through Wexford. The Company's current trading volume allows the Company to realize substantially all of the benefit of the per trade price, although the Company believes that the Wexford arrangement provides substantial cost advantages to the Company even during periods with reduced trading volumes.

     Consistent with its strategy of providing its investment executives with a high level of support, following the April 1996 conversion to the Wexford clearing arrangement, the Company retained approximately 50 of its clearing operation employees to serve as an interface between Wexford and the Company's investment executives. The Company's retention of these employees allows its investment executives to deal exclusively with Company employees in connection with any client inquiries or problems. In addition to providing the Company and its investment executives with access to advanced technology without substantial capital investment by the Company, the Company's relationship with Wexford will allow the Company to provide its clients with benefits resulting from this technology. The Company allows clients, for a fee, to access information concerning their accounts and other market information from their own personal computers and has acquired technology that will enable its investment executives to communicate with its customers through electronic mail, subject to rules and procedures in compliance with Commission and SRO guidelines. The agreement between the Company and Wexford has a fixed term of five years, with provisions for negotiated extensions. See "Risk Factors -- Dependence on Certain Relationships" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     The Company currently has an uncommitted financing arrangement with Wexford pursuant to which the Company finances its customer accounts, certain broker-dealer balances and firm trading positions through Wexford. Although the customer accounts and such broker-dealer balances are not reflected on the Company's Statements of Financial Condition for financial accounting reporting purposes, the Company has agreed to indemnify Wexford for losses it may sustain in connection with accounts of the Company's customers and therefore retains risk with respect thereto. The Company seeks to control the risks associated with these activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company and Wexford monitor required margin levels daily and, pursuant to such guidelines, request customers to deposit additional collateral or reduce securities positions when necessary.

     See "Risk Factors -- Dependence on Certain Relationships and Technology" for a discussion of certain risks associated with the Company's Wexford relationship.

PROPERTIES

     The principal executive offices of the Company are located at One Beacon Street, Boston, Massachusetts under a lease expiring December 31, 2005. The Company is currently leasing approximately 88,000 square feet at that location, and has agreed to lease an additional 15,000 feet there commencing in July 1998. The Company also leases approximately 88,000 square feet (of which 20,000 square feet has been sublet) at One World Financial Center, 200 Liberty Street, New York, New York, under a lease expiring in January 2005; 64,000 square feet (of which 9,000 square feet has been sublet) at 201 California Street, San Francisco, California under a lease expiring on July 31, 2003; and 25,000 square feet at 555 South Flower Street, Los Angeles, California under a lease expiring July 31, 2002. For the year ended December 31, 1997, the Company's total expenses for operating leases were $15.9 million. The Company believes that its existing facilities will be adequate for the foreseeable future.

EMPLOYEES

     As of December 31, 1997, the Company had a total of 1,812 employees, of whom 1,156 were engaged in retail brokerage, 68 in institutional sales, 46 in research, 116 in trading, 94 in investment banking, 15 in asset management and 317 in accounting, administration and operations. Of these employees, 1,170 were classified as professionals and 642 were classified in support positions. None of the Company's employees are subject to a collective bargaining agreement. The Company believes that its relations with its employees generally are good. See "Risk Factors -- Dependence on Personnel."

EFFECTS OF INTEREST RATES

     The Company's business is affected by general economic conditions, including movements of interest rates. The Company's inventory of fixed income securities may fluctuate as interest rates change, and the Company's interest income and interest expense may likewise change as interest rates change. However, interest rates have indirect effects on other aspects of the Company's business as well.

     As interest rates increase, the prices of equity securities may decline, partially reflecting the increased competition posed by more attractive rates on fixed income securities and partially reflecting the fact that interest rate increases may tend to dampen economic activity by increasing the cost of capital for investment and expansion, thereby reducing corporate profits and the value of equity securities. As interest rates decline, equity securities may tend to rise in value. The impact of these changes may affect the Company's inventory of equity securities, which may change in value, and may also affect the profitability of the Company's investment banking activities. Retail commission revenue may also be affected by changes in interest rates and any resulting indirect impact on the value of equity securities.

     The Company's asset management revenues are derived from fees which are generally based on the market value of assets under management. Consequently, significant fluctuations in the values of securities, which can occur as a result of changes in interest rates or changes in other economic factors, may materially affect the amount of assets under management and thus the Company's revenues and profitability.

COMPETITION

     All aspects of the Company's business and of the securities business in general are highly competitive. The principal competitive factors influencing the Company's business are its professional staff, its reputation in the marketplace, its existing client relationships, the ability to commit capital to client transactions and its mix of market capabilities. The Company's ability to compete effectively in securities brokerage and investment banking activities will also be influenced by the adequacy of its capital levels and by its ability to raise additional capital. See "Risk Factors -- Significant Competition."

REGULATION

     The securities and commodities industry is one of the nation's most extensively regulated industries. The Commission is responsible for carrying out the federal securities laws and serves as a supervisory body over all national securities exchanges and associations. The regulation of broker-dealers has to a large extent been delegated by the federal securities laws to SROs. These SROs include all the national securities and commodities exchanges, the NASD and the MSRB. Subject to approval by the Commission and the CFTC, these SROs adopt rules that govern the industry and conduct periodic examinations of the operations of certain subsidiaries of the Company. The NYSE has been designated as the primary regulator of certain of the Company's subsidiaries including Tucker Anthony and Sutro. In addition, these subsidiaries are subject to regulation under the laws of the 50 states, the District of Columbia, Puerto Rico and certain foreign countries in which they are registered to conduct securities, investment banking, insurance or commodities business. Broker-dealers are subject to regulations which cover all aspects of the securities business, including sales methods, trade practices among broker-dealers, use and safekeeping of customers' funds and securities, capital structure of securities firms, record-keeping and the conduct of directors, officers and employees. Violation of applicable regulations can result in the revocation of broker-dealer licenses, the imposition of censures or fines and the suspension or expulsion of a firm, its officers or employees.

     As registered broker-dealers and member firms of the NYSE, Tucker Anthony, Sutro and FSI are subject to certain net capital requirements set forth in Rule 15c3-1 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and NYSE Rule 325. Freedom Distributors Corporation, a subsidiary of Freedom Capital, is also subject to Rule 15c3-1. The Net Capital Rules, which specifies minimum net capital requirements for registered broker-dealers, is designed to measure the financial soundness and liquidity of broker-dealers. The Net Capital Rules also (i) require that broker-dealers notify the Commission, in writing, two business days prior to making withdrawals or other distributions of equity capital or lending money to certain related persons if those withdrawals would exceed, in any 30-day period, 30% of the broker-dealer's excess net capital, and that they provide such notice within two business days after any such withdrawal or loan that would exceed, an any 30-day period, 20% of the broker-dealer's excess net capital; (ii) prohibit a broker-dealer from withdrawing or otherwise distributing equity capital or making related party loans if after such distribution or loan, the broker-dealer has net capital of less than $300,000 or if the aggregate indebtedness of the broker-dealer's consolidated entities would exceed 1,000% of the broker-dealer's net capital and in certain other circumstances; and (iii) provide that the SEC may, by order, prohibit withdrawals from capital from a broker-dealer for a period of up to 20 business days, if the withdrawals would exceed, in any 30-day period, 30% of the broker-dealer's excess net capital and if the SEC believes such withdrawals would be detrimental to the financial integrity of the firm or would unduly jeopardize the broker-dealer's ability to pay its customer claims or other liabilities. Under NYSE Rule 326, a broker-dealer that is an NYSE member is required to reduce its business if its net capital (after giving effect to scheduled maturities of subordinated indebtedness or other planned withdrawals of regulatory capital during the following six months) is less than $312,500 or 4% of aggregate debit items (or 6% of the funds required to be segregated pursuant to the Commodity Exchange Act) for fifteen consecutive days. NYSE Rule 326 also prohibits the expansion of a member's business if its net capital (after giving effect to scheduled maturities of subordinated indebtedness or other planned withdrawals of regulatory capital during the following six months) is less than $375,000 or 5% of aggregate debit items (or 7% of the funds required to be segregated pursuant to the Commodity Exchange Act) for fifteen consecutive days.

     The Company also is subject to "Risk Assessment Rules" imposed by the Commission which require, among other things, that certain broker-dealers maintain and preserve certain information, describe risk management policies and procedures and report on the financial condition of certain affiliates whose financial and securities activities are reasonably likely to have material impact on the financial and operational condition of the broker-dealers. Certain "Material Associated Persons" (as defined in the Risk Assessment Rules) of the broker-dealers and the activities conducted by such Material Associated Persons may also be subject to regulation by the Commission. In addition, the possibility exists that, on the basis of the information it obtains under the Risk Assessment Rules, the Commission could seek authority over the Company's unregulated subsidiaries either directly or through its existing authority over the Company's regulated subsidiaries.

     Tucker Anthony, Sutro, Freedom Capital and other subsidiaries are registered with the Commission as investment advisors under the Investment Advisors Act of 1940 (the "Advisors Act") and are subject to the requirements of regulation pursuant to both the Advisors Act and certain state securities laws and regulations. Such requirements relate to, among other things, limitations on the ability of investment advisors to charge performance-based or non-refundable fees to clients, record-keeping and reporting requirements, disclosure requirements, limitations on principal transactions between an advisor or its affiliates and advisory clients, as well as general anti-fraud prohibitions. The state securities law requirements applicable to registered investment advisors are in certain cases more comprehensive than those imposed under federal securities laws.

     As registered investment advisors under the Advisors Act, Tucker Anthony, Sutro, Freedom Capital and certain other subsidiaries of the Company are subject to regulations which cover various aspects of the Company's business, including compensation arrangements. Under the Advisors Act, every investment advisory agreement with the Company's clients must expressly provide that such contract may not be assigned by the investment advisor without the consent of the client. Under the Investment Company Act of 1940 (the "Investment Company Act"), every investment advisor's agreement with a registered investment company must provide for the agreement's automatic termination in the event it is assigned. Under both the Advisors Act and the Investment Company Act, an investment advisory agreement is deemed to have been assigned when there is a direct or indirect transfer of the Agreement, including a direct assignment or a transfer of a "controlling block" of the firm's voting securities or, under certain circumstances, upon the transfer of a "controlling block" of the voting securities of its parent corporation. A transaction is not, however, an assignment under the Advisors Act or the Investment Company Act if it does not result in a change of actual control or management of the investment advisor. Any assignment of the Company's investment advisory agreements would require, as to any registered investment company client, the prior approval of a majority of its shareholders, and as to the Company's other clients, the prior consent of such clients to such assignments. See "Risk Factors -- Business Subject to Extensive Regulation; Constraints Imposed by Net Capital Requirements."

     In October 1996, during an annual review of the Company's former clearing subsidiary by the NYSE, it was discovered that for the period of April 4, 1996 through July 1, 1996, such subsidiary had a net capital deficiency on certain days in violation of the net capital requirements of the Commission and the NYSE. These net capital deficiencies resulted from a misclassification on the books of such subsidiary related to the continuation by such subsidiary of a lending arrangement for overnight and short-term loans on an unsecured basis with a lending institution during the winding down of its clearing operation following the commencement of the Company's financing arrangement with Wexford. While no net capital deficiencies have occurred between July 1, 1996 and the Company's voluntary withdrawal of such subsidiary's broker-dealer license in March 1997, the Company has reached a tentative settlement with the NYSE in which the Company will be censured and charged a fine of $60,000.

LITIGATION

     The Company and its subsidiaries are parties to various legal proceedings which are of an ordinary or routine nature incidental to the operations of the Company and its subsidiaries. As of December 31, 1997, there were approximately 46 lawsuits and arbitrations pending against the Company and its subsidiaries. The defense of such lawsuits or arbitrations may divert the efforts and attention of the Company's management and staff, and the Company may incur significant legal expense in defending such litigation or arbitration. This may be the case even with respect to frivolous claims or litigation. The amount of time that management and other employees may be required to devote in connection with the defense of litigation could be substantial and might divert their attention from other responsibilities within the Company. The Company believes that it has adequately reserved for such litigation matters and that they will not have a material adverse effect on the Company's financial condition or results of operations.

                                   MANAGEMENT

DIRECTORS, EXECUTIVE OFFICERS AND KEY EMPLOYEES

     The directors and executive officers of the Company and their respective ages and positions are as follows:

           NAME             AGE                              POSITION
John H. Goldsmith.........  56     Chairman, Director and Chief Executive Officer as well as
                                   Chief Executive Officer of Tucker Anthony and Chairman of
                                   Sutro
Robert H. Yevich..........  48     Director and President of Tucker Anthony
John F. Luikart...........  48     Director and President and Chief Executive Officer of Sutro
Henry Greenleaf...........  55     President and Chief Executive Officer of Freedom Capital
William C. Dennis, Jr.....  54     Executive Vice President and Chief Financial Officer
Kevin J. McKay............  49     General Counsel and Secretary
Gregory N. Thomas.........  51     Director and Executive Vice President
David V. Harkins..........  56     Director
C. Hunter Boll............  42     Director
Thomas M. Hagerty.........  35     Director
Seth W. Lawry.............  33     Director
Winston J. Churchill......  57     Director
David P. Prokupek.........  36     Director

     John H. Goldsmith. Mr. Goldsmith joined the Predecessor Company in 1988 and has served as Chairman, Director and Chief Executive Officer of the Predecessor Company, Chief Executive Officer of Tucker Anthony and Chairman of Sutro since that time. Mr. Goldsmith has served as Chairman, Director and Chief Executive Officer of the Company since the Acquisition in 1996. Prior to joining the Predecessor Company, Mr. Goldsmith served in various capacities at Prescott, Ball & Turben in Cleveland, Ohio, including as managing partner and Chief Executive Officer from 1978 to 1982 and as President and Chief Executive Officer from 1982 to 1988. Mr. Goldsmith worked in the institutional sales department of L.F. Rothschild from 1963 to 1971.

     Robert H. Yevich. Mr. Yevich joined Tucker Anthony in 1985 and served as National Sales Manager until being elected to the Board of Directors of the Predecessor Company and promoted to President of Tucker Anthony in 1995. Mr. Yevich has served as Director of the Company since the Acquisition in 1996. Mr. Yevich has 24 years of varied experience in the retail brokerage business as a stockbroker, branch manager and research associate. Prior to joining Tucker Anthony, Mr. Yevich served as branch manager with Paine Webber.

     John F. Luikart. Mr. Luikart joined Sutro in 1988 as President and was responsible for directing all of the firm's capital markets activities. Mr. Luikart was subsequently elected to the Board of Directors of the Predecessor Company and appointed Chief Executive Officer of Sutro in October 1995. Mr. Luikart has served as Director of the Company since the Acquisition in 1996. Prior to joining Sutro, Mr. Luikart served as General Partner and Executive Vice President at Prescott, Ball & Turben in Cleveland, Ohio. Mr. Luikart is a former Chairman of the NASD District Business Conduct Committee and is a member of the NYSE Regional Firm Advisory Committee.

     Henry Greenleaf. Mr. Greenleaf is the President and Chief Executive Officer of Freedom Capital Management. Prior to joining Freedom in 1997, he was Vice President and Senior Portfolio Manager with The Glenmede Trust Company. From 1995 to 1997, he was a Principal and Chief Investment Officer with the investment counseling firm of Resources Management Corporation/Asset Management Partners of Farmington, Connecticut. Earlier, he was President and Chief Investment Officer of HT Investors, Inc. and Senior Vice President of Rhode Island Hospital Trust National Bank. Mr. Greenleaf also served as portfolio manager for the Phoenix Mutual Life Insurance Company and The Aetna Life and Casualty Company. Mr. Greenleaf is a member of the Board of Directors of Cambric Graphics.

     William C. Dennis, Jr. Mr. Dennis was elected Executive Vice President and Chief Financial Officer of the Company in May, 1997. Prior to joining the Company, he was a Director and Chief Financial Officer of Rodman & Renshaw Capital Group, Inc., a financial services firm, from 1996 to 1997. Previously, Mr. Dennis was a managing director of MIS, Inc., a database management company, and prior to joining MIS, Inc. he was Chief Financial Officer of the Capital Markets Sector of Merrill Lynch & Co., Inc. Earlier in his career, Mr. Dennis was a senior financial executive of Exxon Corporation.

     Kevin J. McKay. Mr. McKay joined the Predecessor Company in 1994 and has served as General Counsel and Secretary of the Predecessor Company since that time. Mr. McKay has served as General Counsel and Secretary of the Company since the Acquisition in 1996. Prior to joining the Predecessor Company, Mr. McKay was General Counsel of Prudential Securities, Inc. from 1990 to 1994. Mr. McKay has over 19 years of experience in the legal and compliance field of the securities industry. Mr. McKay is a past President of the Compliance & Legal Division of the Securities Industry Association.

     Gregory N. Thomas. Mr. Thomas joined the Company as Executive Vice President in December 1997 and was elected to the Board of Directors in January 1998. Prior to joining the Company, Mr. Thomas served as President of ShadowWood Corporation, a private real estate investment company. In 1997, Mr. Thomas also served as an Adjunct Professor in the School of Business and Economics at the College of Charleston. Previously, Mr. Thomas was a general partner of William Blair & Company. Mr. Thomas is currently a director of Obermeyer Asset Management Company.

     David V. Harkins. Mr. Harkins was elected to the Board of Directors of the Company in 1996. He has been affiliated with THL since its founding in 1974 and joined THL as a full time employee in 1986. Mr. Harkins is Chairman of the Board of National Dentex Corporation and is a director of First Alert, Inc., First Security Services, Inc., Fisher Scientific International, Inc., Stanley Furniture Company, Inc. and Syratech Corp. Mr. Harkins also serves as Senior Vice President and Trustee of Thomas H. Lee Advisors I, and T.H. Lee Mezzanine II, affiliates of ML-Lee Acquisition Fund, L.P., and the ML-Lee Acquisition Fund II, L.P., respectively.

     C. Hunter Boll. Mr. Boll was elected to the Board of Directors of the Company in 1996. He joined THL in 1986. From 1984 through 1986, Mr. Boll was with The Boston Consulting Group. From 1977 through 1982, he served as an Assistant Vice President, Energy and Minerals Division of Chemical Bank. Mr. Boll is a Director of Big V Supermarkets, Inc., New York Restaurant Group, Select Beverages, Inc., Stanley Furniture Company, Inc. and TransWestern Publishing, L.P. Mr. Boll is also a Vice President of Thomas H. Lee Advisors I, T.H. Lee Mezzanine II, and the Administrative General Partner of Thomas H. Lee Advisors II, L.P., which is also affiliated with the ML-Lee Acquisition Fund II, L.P.

     Thomas M. Hagerty. Mr. Hagerty was elected to the Board of Directors of the Company in 1996. He joined THL in 1988. Prior to joining THL, Mr. Hagerty was in the Mergers and Acquisitions Department of Morgan Stanley & Co. Incorporated. Mr. Hagerty is a director of Select Beverages, Inc., and Syratech Corp. Mr. Hagerty is also a Vice President of Thomas H. Lee Advisors I, T.H. Lee Mezzanine II, and the Administrative General Partner of Thomas H. Lee Advisors II, L.P., which is also affiliated with the ML-Lee Acquisition Fund II, L.P.

     Seth W. Lawry. Mr. Lawry was elected to the Board of Directors of the Company in 1996. He worked at THL from 1989 to 1990 and rejoined in 1994. From 1987 to 1989 and 1992 to 1994, Mr. Lawry worked at Morgan Stanley & Co. Incorporated in the Mergers and Acquisitions, Corporate Finance and Equity Capital Markets Departments. Mr. Lawry is a director of Safelite Glass Corp. and Syratech Corp.

     Winston J. Churchill. Mr. Churchill was elected to the Board of Directors in 1996. Mr. Churchill joined SCP at its founding in 1996 as a Managing General Partner. Prior to joining SCP, Mr. Churchill formed CIP Capital, Inc., in 1990 and Churchill Investment Partners, Inc., in 1989. Mr. Churchill serves as Chairman of the Board of Central Sprinkler Corporation, and as a director of Geotek Communications, Inc., IBAH Inc., Millenium Multimedia, Tescorp, Inc., Cinema Star Luxury Theatres, Inc., and Griffin Land and Nurseries, Inc. Mr. Churchill also serves as a director of Fordham University, Georgetown University, and several other institutions.

     David P. Prokupek. Mr. Prokupek will be elected to the Board of Directors following the acquisition of Cleary Gull. He joined Cleary Gull as Managing Director of the Investment Banking Department in 1992, was elected a director in 1994, and was named Chief Executive Officer in 1996. Prior to joining Cleary Gull, Mr. Prokupek was a Managing Director of American Asset Management, a New York-based investment counselor and merchant bank, and from 1987 to 1989, he was a member of Bankers Trust Company's Merchant Banking Group.

     The Company intends to elect one additional director who is currently unaffiliated with the Company within 90 days of the completion of the Offering and the Company intends to elect a second additional unaffiliated director within one year of the completion of the Offering.

BOARD COMMITTEES

     The Compensation Committee of the Board of Directors of the Company is comprised of John H. Goldsmith, David V. Harkins, Thomas M. Hagerty and Winston
J. Churchill. The Audit Committee of the Board of Directors of the Company is comprised of C. Hunter Boll, Seth W. Lawry, and Winston J. Churchill. Following the Offering, the Company intends to elect to the committees, directors of the Company who are not otherwise affiliated with the Company.

ELECTION AND COMPENSATION OF DIRECTORS

     Each director of the Company holds office until his successor has been duly elected and qualified. Directors of the Company are elected annually by the stockholders of the Company. Officers of the Company are elected by the Board of Directors of the Company at each annual meeting of the Board of Directors and serve at its discretion. The current directors of the Company receive no compensation for serving as directors.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     Messrs. Harkins, Boll, Hagerty and Lawry are employed by THL, Mr. Churchill is employed by SCP and the other directors of the Company are employed by the Company. THL, SCP and those directors who are employed by the Company have each been involved in transactions with the Company. See "Certain Relationships and Related Transactions."

EXECUTIVE COMPENSATION

     The following table sets forth the compensation earned by the Company's Chief Executive Officer and each of the Company's four other most highly compensated executive officers (collectively, the "Named Executive Officers") during the year ended December 31, 1997:

                         SUMMARY COMPENSATION TABLE(1)

                                                                                LONG-TERM     ALL OTHER
                                                            1997               COMPENSATION    COMPEN-
                                                     ANNUAL COMPENSATION          AWARDS       SATION
                                                 ---------------------------   ------------   ---------
                                                                      OTHER
                                                                     ANNUAL     SECURITIES
                                                                     COMPEN-    UNDERLYING
                                                 SALARY     BONUS    SATION      OPTIONS
          NAME AND PRINCIPAL POSITION              ($)       ($)       ($)         (#)           ($)
John H. Goldsmith..............................  400,000   850,000       (2)      54,540       41,595(3)
Chairman, Director and Chief Executive Officer
William C. Dennis, Jr. (4).....................  350,000   400,000       --       36,360           --
Chief Financial Officer
Kevin J. McKay.................................  300,000   400,000       (2)      29,088        3,200(3)
General Counsel and Secretary
Robert H. Yevich...............................  300,000   700,000       (2)      44,541        3,200(3)
Director and President of Tucker Anthony
John F. Luikart................................  250,000   800,000       (2)      44,541        3,000(3)
Director and Chief Executive Officer of Sutro

------------------------------

(1) Amounts shown reflect compensation earned in the period presented, although payments earned in prior periods may have been paid in the period presented and compensation earned in the period presented may have been paid in a subsequent period.

(2) Amount does not exceed lesser of $50,000 or 10% of compensation.

(3) Represents contribution to 401(k) plan and, in the case of Mr. Goldsmith, $38,395 of insurance premiums.

(4) The amount presented in the table above includes a $250,000 forgivable loan. Mr. Dennis' employment began May 12, 1997 and his effective annual base salary rate is $400,000.

     The following table sets forth certain information regarding the option grants made during Fiscal 1997 to each of the Company's named executive officers in the Summary Compensation Table above. The Company issued no stock appreciation rights in 1997.

                       OPTION GRANTS IN LAST FISCAL YEAR

                                                INDIVIDUAL GRANTS                              POTENTIAL REALIZABLE
                       --------------------------------------------------------------------           VALUE
                                      PERCENT OF                                                AT ASSUMED ANNUAL
                                         TOTAL                                                        RATES
                                        OPTIONS                                                   OF STOCK PRICE
                        NUMBER OF     GRANTED TO                     MARKET                      APPRECIATION FOR
                       SECURITIES      EMPLOYEES                    VALUE ON                          OPTION
                       UNDERLYING         IN         EXERCISE OR     DATE OF                        TERM(1)(2)
                         OPTIONS      FISCAL YEAR    BASE PRICE       GRANT      EXPIRATION    --------------------
        NAME           GRANTED (#)        (%)         ($/SHARE)     ($/SHARE)       DATE        5%($)       10%($)
John H. Goldsmith....    17,998                          5.50          5.50       01/31/07      62,261     157,781
                         36,542                          5.50          5.50       05/31/06     116,014     288,746
                         ------
                         54,540          2.56
                         ------
William C. Dennis,
  Jr.................    11,999                          5.50          6.31       05/01/07      41,507     105,186
                         24,361                          5.50          6.31       05/31/06      74,744     184,598
                         ------
                         36,360          1.70
                         ------
Kevin J. McKay.......     9,599                          5.50          5.50       01/31/07      33,206      84,150
                         19,489                          5.50          5.50       05/31/06      61,874     153,998
                         ------
                         29,088          1.36
                         ------
Robert H. Yevich.....    14,699                          5.50          5.50       01/31/07      50,846     128,854
                         29,842                          5.50          5.50       05/31/06      94,745     235,809
                         ------
                         44,541          2.09
                         ------
John F. Luikart......    14,699                          5.50          5.50       01/31/07      50,846     128,854
                         29,842                          5.50          5.50       05/31/06      94,745     235,809
                         ------
                         44,541          2.09
                         ------

------------------------------
(1) In accordance with the rules of the Commission, shown are the gains or "option spreads" that would exist for the respective options granted. These gains are based on the assumed rates of annual compound stock price appreciation of 5% and 10% from the date the option was granted over the full option term. These assumed annual compound rates of stock price appreciation are mandated by the rules of the Commission and do not represent the Company's estimate or projection of future Common Stock prices.

(2) Options issued to Mr. Dennis were issued below fair market value on the date of grant resulting in gains or "option spreads" of $9,719 and $19,732. These gains are based on the assumed rate of annual compound stock price appreciation of 0% from the dates options were granted over the full option term.

     Year End Option Table. The following table sets forth information regarding exercise of options and the number and value of options held at December 31, 1997, by each of the Company's named executive officers in the Summary Compensation Table above:

    AGGREGATE OPTION EXERCISES IN LAST FISCAL YEAR AND YEAR-END OPTION VALUE

                                                       NUMBER OF SECURITIES
                                                      UNDERLYING UNEXERCISED        VALUE OF UNEXERCISED IN-THE-
                            SHARES                          OPTIONS AT                    MONEY OPTIONS AT
                           ACQUIRED                      FISCAL YEAR END                 FISCAL YEAR-END(1)
                              ON        VALUE      ----------------------------    -------------------------------
                           EXERCISE    REALIZED    EXERCISABLE    UNEXERCISABLE     EXERCISABLE      UNEXERCISABLE
NAME                         (#)         ($)           (#)             (#)              ($)               ($)
John H. Goldsmith........     --          --         10,908          43,632           158,166           632,664
William C. Dennis, Jr....     --          --          7,272          29,088           105,444           421,776
Kevin J. McKay...........     --          --          5,818          23,270            84,361           337,415
Robert H. Yevich.........     --          --          8,908          35,633           129,166           516,679
John F. Luikart..........     --          --          8,908          35,633           129,166           516,679

------------------------------
(1) Value is based on the difference between the option exercise price and the initial public offering price of the Common Stock multiplied by the number of shares of Common Stock underlying the option. No market existed for the Common Stock prior to this Offering.

STOCK OPTION AND STOCK PURCHASE PLANS

     1996 Stock Option Plan. The 1996 Stock Option Plan (the "1996 Plan") provides for the granting of incentive stock options and non-qualified options as defined in Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"), to employees of the Company. The 1996 Plan is administered by either the Company's Board of Directors ("the Board") or a committee (the "Committee") comprised of members of the Board to which the Board may delegate its administrative duties and authority. The Committee (i) interprets and applies the 1996 Plan; (ii) determines the eligibility of an individual to participate in the 1996 Plan; (iii) approves the assignment of options immediately prior to the registration of the Company's stock pursuant to the 1934 Act if such assignment would increase the number of Common Stock holders; and (iv) determines and allocates the cancellation or exchange of outstanding options in the case of a recapitalization, acquisition, merger or Change in Control. No director or officer of the Company is eligible for such options unless such director or officer is also an employee. No options may be granted to an employee that, at the time of the grant, owns more than 10% of the voting power or greater than 10% of each class of the Company's outstanding stock, unless the purchase price for the purchase of the stock is not less than 110% of the stock's fair market value on the date of the grant and the option, by its terms, shall not be exercisable more than five years from the date it is granted.

     The Company has authorized the issuance of options for up to 2,181,600 shares of the Company's Common Stock under the 1996 Plan. Matured options may be exercised in full at one time or in part from time to time and the payment of the exercise price may be made by delivery of (i) cash or a check payable to the order of the Company in an amount equal to the exercise price of such options;
(ii) shares of Common Stock of the Company owned by the optionee having a fair market value equal in amount to the exercise price of the options being exercised; (iii) the cancellation of shares covered by this Option which are then vested and exercisable having a fair market value equal in amount to the purchase price of the shares being purchased; (iv) at the sole discretion of the Committee, a promissory note; or (v) any combination of (i), (ii), (iii) and
(iv); provided, however, that payment of the exercise price by delivery of shares of Common Stock of the Company owned by such optionee or cancellation of shares covered by the option may be made only with the consent of the Committee if such payment results in a charge to earnings for financial accounting purposes as determined by the Committee. The Company may delay the issuance of shares covered by the exercise of an option until (a) the shares for which such option has been exercised have been registered or qualified under the applicable federal or state securities laws or (b) counsel for the Company has opined that such shares are exempt from the registration requirements of such federal or state securities laws.

     The term of any option granted under the 1996 Plan shall be limited to ten years. Upon the termination of an optionholder's employment with the Company, such options shall terminate between 30 and 180 days after that optionholder leaves the employ of the Company. All options under the 1996 Plan may only be assigned to the spouse and children of the optionholder or by will or law of descent.

     As of December 31, 1997, options to purchase 2,133,888 shares were granted under the 1996 Plan of which options to purchase 455,840 shares vest based on time at the rate of 20% per year for five years following the date of grant and options to purchase 1,678,048 shares vest on the sixth anniversary of the date of grant, of which options to purchase 925,396 shares are subject to accelerated vesting, based on certain performance thresholds tied to the Company's operations and options to purchase 752,652 shares are subject to accelerated vesting based on individual performance (none of which have been granted to the Company's executive officers). All of the outstanding options have an exercise price of $5.50 per share. The following options under the 1996 Plan have been granted to the executive officers of the Company:

                                                        TIME-VESTED    COMPANY PERFORMANCE
                                                          OPTIONS            OPTIONS
John H. Goldsmith.....................................    17,998             36,542
William C. Dennis, Jr. ...............................    11,999             24,361
Kevin J. McKay........................................     9,599             19,489
Robert H. Yevich......................................    14,699             29,842
John F. Luikart.......................................    14,699             29,842
Henry Greenleaf.......................................     4,500              9,135

     1998 Long-Term Incentive Plan. The Company's 1998 Long-Term Incentive Plan (the "1998 Plan") provides for the granting of stock options, SARs, restricted stock and long-term performance awards, in each case on such terms and to such officers and other key employees as the administrators of the 1998 Plan may select. The 1998 Plan shall be administered by a committee (the "Committee") of the Board of Directors comprised of directors who qualify as "non-employee directors" within the meaning of Rule 16(b) promulgated under Section 16 of the Exchange Act and as "outside directors" within the meaning of Code Section 162(m) and the regulations promulgated thereunder. The failure of a Committee member to qualify under these requirements shall not invalidate any award otherwise made under the Bonus Plan. A total of 2,291,688 shares of the Common Stock have been reserved for issuance under the 1998 Plan.

     The maximum number of stock options, SARs or shares of restricted stock that can be granted at any time shall equal 2,291,688 shares reduced by the sum (without duplication) of: the number of shares of Common Stock subject to outstanding awards under the 1998 Plan, the number of shares of Common Stock in respect of which awards have been exercised, and the number of shares of Common Stock issued without forfeiture or similar restrictions or issued with forfeiture or similar restrictions which have lapsed, and increased by the number of shares of stock delivered or withheld in payment of the exercise price, purchase price or tax withholding requirements of an award granted under the 1998 Plan. Unless specifically consented to by the administrators of the 1998 Plan, shares may not be delivered or withheld in payment of the exercise price, purchase price or tax withholding requirements of an award granted under the 1998 Plan if such payment would result in a charge to earnings for financial accounting purposes. The maximum number of stock options, SARs or shares of restricted stock that can be granted to any one participant in any one plan year is 250,000. Stock options awarded under the 1998 Plan may either be "incentive stock options" as defined in Section 422A of the Internal Revenue Code of 1986, as amended (the "Code") or non-qualified stock options. The term of each stock option shall be fixed by the administrators of the 1998 Plan, but no incentive stock option shall be exercisable for a period of more than ten years from the date the option is granted and any option granted to any optionee who, at the time the option is granted, owns more than 10% of the voting power of all classes of capital stock of the Company or of a subsidiary may not have a term of more than five years from the date of grant. Upon receipt of written notice to exercise a stock option, the Company may, in the administrators' sole discretion, elect to cash out all or part of the option to be exercised by paying the optionee an amount, in cash or Common Stock, equal to the excess of the fair market value of the Common Stock over the option price on the effective date of such cashout. Restricted stock under the 1998 Plan shall be awarded for nominal or no consideration on behalf of the recipient.

     The 1998 Plan contains provisions intended to comply with Section 162(m) of the Code. During such time Section 162(m) of the Code or any successor provision is in effect, the maximum value any participant subject to the provisions of
Section 162(m) may receive in any calendar year under the 1998 Plan will be $2 million multiplied by the number of years in the relevant measuring period, but in no event more than $5 million, and the maximum annual amount that may be paid to a participant under the 1998 Plan for (i) the year in which the 1998 Plan is implemented shall equal no more than $2 million, and (ii) each subsequent year shall equal 110% of such maximum amount for the preceding year; provided that the maximum annual amount determined under this provision shall be determined without regard to the value of any stock options granted to a participant under the 1998 Plan.

     The 1998 Plan provides that in the event of a Change in Control of the Company (i) SARs and stock options awarded under the 1998 Plan not previously exercisable and vested which have been held for at least six months from the date of grant shall become fully vested and exercisable; (ii) the restrictions applicable to any restricted stock awards under the 1998 Plan shall lapse and such shares and awards shall be deemed fully vested and (iii) any outstanding long-term performance awards shall be vested and paid out based on the pro rated target results for the performance period relating to such awards, unless the administrators of the 1998 Plan provide at or after grant and prior to the Change in Control for a different payment. The value of outstanding stock options, SARs and restricted stock awards shall, unless otherwise determined by the administrator of the 1998 Plan at or after grant, be cashed out on the basis of the Change in Control Price. "Change in Control" is defined as the happening of any of the following: (i) when any "person" as such term is used in Sections 13(d) and 14(d) of the Exchange Act (other than the Company or a subsidiary or employee benefit plan of the Company) who is not the "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of securities of the Company representing 20% or more of the combined voting power of the Company's outstanding securities on the effective date of the 1998 Plan is or becomes the beneficial owner, directly or indirectly, of securities of the Company representing 20% or more of the combined voting power of the Company's outstanding securities without the consent of the Board of Directors of the Company; (ii) the occurrence of any transaction or event relating to the Company required to be described pursuant to the requirements of item 6(e) of Schedule 14A of the Exchange Act; (iii) when, during any period of two consecutive years during the existence of the 1998 Plan, the individuals who, at the beginning of such period, constitute the Board of Directors of the Company cease for any reason other than death to constitute a majority thereof, provided, however, that a director who is not a director at the beginning of such period shall be deemed to have satisfied the two-year requirement if such director was elected by, or on the recommendation of, at least a majority of the directors who were directors at the beginning of such period (either actually or by prior operation of this clause (iii)); or (iv) the occurrence of a transaction requiring stockholder approval for the acquisition of the Company by an entity other than the Company through purchase of assets, or by merger or otherwise. The "Change in Control Price" is defined as the highest sales price per share of Common Stock paid or offered in any bona fide transaction relating to a Change in Control of the Company, as determined by the administrators of the 1998 Plan. The 1998 Plan provides that no payment shall be made in connection with a Change in Control which, when aggregated with other payments made to the employee would, as determined by such persons as the administrators of the 1998 Plan shall irrevocably designate at or prior to a Change in Control, result in an "excess parachute payment" for which the Company would not receive a federal income tax deduction by reason of Section 280G of the Code.

     The administrators of the 1998 Plan may amend, alter or discontinue the 1998 Plan at any time and from time to time, but no alteration or discontinuation shall be made which would impair the rights of an optionee or participant with respect to an award which has been granted under the 1998 Plan without the optionee's or participant's consent. In addition, without the approval of the Company's stockholders, the administrators of the 1998 Plan may not make any such amendment which would, except in connection with stock splits, dividends or similar recapitalizations of the Company, increase the total number of shares reserved for purposes of the 1998 Plan, change the employees or class of employees eligible to participate in the 1998 Plan or extend the maximum option period applicable to incentive stock options granted under the 1998 Plan.

     The other terms and conditions of awards under the 1998 Plan, including vesting provisions, term and exercisability of the awards, shall be as determined by the administrators of the 1998 Plan. Upon closing of the

Offering, options to purchase an aggregate of 545,400 shares with an exercise price equal to the initial public offering price will be granted under the 1998 Plan to employees of the Company. Such options will vest in three equal annual installments commencing on the third anniversary of the grant date.

1998 STOCK PURCHASE PLAN

     The Company's 1998 Employee Stock Purchase Plan (the "1998 Purchase Plan") authorizes the issuance of a maximum of 500,000 shares of Common Stock pursuant to the exercise of nontransferable options granted to participating employees.

     The 1998 Purchase Plan is administered by the Compensation Committee. All employees of the Company whose customary employment is 20 hours or more per week and five months or more per year and have been employed by the Company for at least six months are eligible to participate in the 1998 Purchase Plan. Employees who own 5% or more of the Company's stock, directors who are not employees of the Company and persons subject to the reporting requirements of
Section 16(a) of the Securities Exchange Act of 1934 may not participate in the 1998 Purchase Plan. To participate in the 1998 Purchase Plan an employee must authorize the Company in writing to deduct an amount (not less than 1% nor more than 10% of a participant's base compensation and not more than $25,000 in any year) from his or her pay commencing on January 1 and July 1, of each year (each a "Purchase Period"), commencing July 1, 1998. On the first day of each Purchase Period, the Company grants to each participating employee an option to purchase up to that number of shares of Common Stock they are entitled to purchase under the 1998 Purchase Plan. The exercise price for the option for each Purchase Period is 85% of the fair market value of the Common Stock on the first or last business day of the Purchase Period, whichever is lower. During such time as the Common Stock is listed on the NYSE, the fair market value will be the closing selling price of the Common Stock on the NYSE. If an employee is not a participant on the last day of the Purchase Period, such employee is not entitled to exercise his or her option, and the amount of his or her accumulated payroll deduction will be refunded to the employee. An employee's rights under the 1998 Purchase Plan terminate upon his or her voluntary withdrawal from the Plan at any time or upon termination of employment.

     Common Stock for the 1998 Purchase Plan will be made available either from authorized but unissued shares of Common Stock or from shares of Common Stock reacquired by the Company, including shares repurchased in the open market.

1998 EXECUTIVE PERFORMANCE BONUS PLAN

     Certain of the Company's executive officers and other key employees are entitled to participate in the Company's 1998 Executive Performance Bonus Plan (the "Bonus Plan"). The Bonus Plan shall be administered by a committee (the "Committee") of the Board of Directors comprised of directors who qualify as "non-employee directors" within the meaning of Rule 16(b) promulgated under
Section 16 of the Exchange Act and as "outside directors" within the meaning of Code Section 162(m) and the regulations promulgated thereunder. The failure of a Committee member to qualify under these requirements shall not invalidate any award otherwise made under the Bonus Plan. Amounts paid pursuant to the Bonus Plan are intended to qualify as performance-based compensation within the meaning of Section 162(m) of the Code. The Bonus Plan provides that the Committee will establish an award pool from which awards may be paid to eligible employees in accordance with the Bonus Plan. The amount included in the award pool for any particular performance period shall be equal to a percentage of pre-tax operating income of the Company (as defined) for the performance period before provision for incentive compensation and extraordinary items, which percentage shall be determined by the Committee and shall not exceed 15%. Within ninety days following the commencement of each performance period, the Committee shall allocate in writing, on behalf of each participant, a portion of the award pool, if any, to be paid for such performance period; provided in no event shall the percentage portion of the award pool allocated to any participant exceed 50% of the award pool. The Committee may establish other criteria which it deems appropriate for awards under the Bonus Plan, which may or may not be tied to pre-tax operating income of the Company, so long as the amounts of the awards fall within the maximum amounts described above. The Committee is authorized at any time during or after a performance period, in its sole discretion, to reduce or eliminate (but not increase) the award pool or a portion of the award pool allocated to any participant for any reason, including changes in the position or duties of any participant with the Company during the performance period, whether due to termination of employment or otherwise. Participants are entitled to receive payment under the Bonus Plan in cash as soon as practicable after the total amount of the award pool and the awards payable to each participant are determined. In the discretion of the Committee, partial payments may be made to participants during the course of a performance period; provided that the aggregate of such partial payments may not exceed the amount of the award that a participant would otherwise receive pursuant to the Bonus Plan. The Board of Directors of the Company may at any time terminate, suspend or modify the Bonus Plan and the terms and conditions of any award thereunder that has not been paid. No award may be granted under the Bonus Plan during any period of suspension or after its termination. Amendments of the Bonus Plan are subject to the approval of the stockholders of the Company only if such approval is necessary to maintain the Bonus Plan in compliance with the requirements of Section 162(m) of the Code, or any other applicable law or regulation. No awards have yet been made under the Bonus Plan.

LIMITATION OF LIABILITY; INDEMNIFICATION OF DIRECTORS AND OFFICERS

     As permitted by the Delaware General Corporation Law, the Company has included in its Charter a provision to eliminate the personal liability of its directors for monetary damages for breach or alleged breach of their fiduciary duties as directors, subject to certain exceptions. In addition, the Bylaws of the Company provide that the Company is required to indemnify its officers and directors under certain circumstances, including those circumstances in which indemnification would otherwise be discretionary, and the Company is required to advance expenses to its officers and directors as incurred in connection with proceedings against them for which they may be indemnified. The Company has also agreed to indemnify its directors and certain officers to the maximum extent permitted by Delaware law pursuant to agreements with such directors and officers. At present, the Company is not aware of any pending or threatened litigation or proceeding involving a director, officer, employee or agent of the Company in which indemnification would be required or permitted. The Company believes that its charter provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers.

                       PRINCIPAL AND SELLING STOCKHOLDERS

     The following table sets forth information with respect to the beneficial ownership of the Company's Common Stock as of December 31, 1997, and as adjusted to reflect the sale of the Common Stock offered hereby by: (i) each person who is known by the Company to own beneficially more than 5% of the outstanding shares of Common Stock; (ii) each of the Company's directors; (iii) each of the Selling Stockholders; (iv) each named executive officer, and (v) all directors and executive officers as a group. Except as otherwise specified below, the persons named in the table below have sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by them.

                                             BENEFICIAL                         BENEFICIAL OWNERSHIP
                                          OWNERSHIP PRIOR                              AFTER
                                         TO THE OFFERING(1)                       THE OFFERING(1)
                                        --------------------     NUMBER OF      --------------------
                                        NUMBER OF               SHARES BEING    NUMBER OF
NAME OF BENEFICIAL OWNER(1)              SHARES      PERCENT      OFFERED        SHARES      PERCENT
Thomas H. Lee Equity Fund III,
  L.P.(2).............................  6,228,064      42.2%     1,922,852      4,305,212      22.7%
Thomas H. Lee Foreign Fund III,
  L.P.(2).............................    385,374       2.6        118,980        266,394       1.4
THL-CCI, L.P. ........................    646,054       4.4        199,463        446,591       2.3
SCP Private Equity L.P. ..............  1,814,873      12.3        678,744      1,136,129       6.0
John Hancock Subsidiaries, Inc.(3) ...    717,481       4.9        279,961        437,520       2.3
John H. Goldsmith(4)..................    119,988         *         --            119,988         *
William C. Dennis, Jr.(5) ............     98,172         *         --             98,172         *
Kevin J. McKay(6).....................     78,538         *         --             78,538         *
Robert H. Yevich(7)...................     99,808         *         --             99,808         *
John F. Luikart(8)....................     99,808         *         --             99,808         *
Gregory N. Thomas.....................     90,900         *         --             90,900         *
David V. Harkins(9)...................  7,259,492      49.2      2,241,295      5,018,197      26.4
C. Hunter Boll(10)....................  7,259,492      49.2      2,241,295      5,018,197      26.4
Thomas M. Hagerty(11).................  7,259,492      49.2      2,241,295      5,018,197      26.4
Seth W. Lawry(12).....................  7,259,492      49.2      2,241,295      5,018,197      26.4
Winston J. Churchill(13)..............  1,814,873      12.3        678,744      1,136,129       6.0
All Directors and Executive Officers
  as a Group (12 persons, including
  the above)..........................  9,682,486      65.6%     2,920,039      6,762,447      35.7%

------------------------------
   * Less than one percent

 (1) Beneficial ownership is determined in accordance with rules of the Commission and includes general voting power or investment power with respect to securities. Shares of Common Stock subject to options and warrants currently exercisable or exercisable within sixty (60) days of December 31, 1997 are deemed outstanding for computing the percentage of the person holding such options, but are not deemed outstanding for computing the percentage of any other person. Unless otherwise indicated, the address of each of the beneficial owners identified is One Beacon Street, Boston, MA 02108.

 (2) Each of THL Equity Advisors III, L.P. ("Advisors III"), the general partner of Thomas H. Lee Equity Fund III, L.P. and Thomas H. Lee Foreign Fund III, L.P., and THL Equity Trust III, the general partner of Advisors III, also may be deemed to be beneficial owners of the 6,228,064 shares of Common Stock held by Thomas H. Lee Equity Fund III, L.P. and the 385,374 shares of Common Stock held by Thomas H. Lee Foreign Fund III, L.P. Each of Advisors III and THL Equity Trust III disclaim beneficial ownership of such shares. Each of Advisors III and THL Equity Trust III maintains a principal business address c/o Thomas H. Lee Company, 75 State Street, Boston, MA 02109.

 (3) Excludes 31,099 shares Hancock has acquired pursuant to a preemptive right. Excludes shares issuable under the Additional Share Agreement. See "Certain Relationships and Related Transactions -- The Acquisition -- Additional Share Agreement." Hancock maintains a principal business address at 200 Clarendon Street, Boston, MA 02116.

 (4) Includes 10,908 shares of Common Stock which Mr. Goldsmith has the right to acquire pursuant to the 1996 Stock Option Plan.

 (5) Includes 7,272 shares of Common Stock which Mr. Dennis has the right to acquire pursuant to the 1996 Stock Option Plan.

 (6) Includes 5,818 shares of Common Stock which Mr. McKay has the right to acquire pursuant to the 1996 Stock Option Plan.

 (7) Includes 8,908 shares of Common Stock which Mr. Yevich has the right to acquire pursuant to the 1996 Stock Option Plan.

 (8) Includes 8,908 shares of Common Stock which Mr. Luikart has the right to acquire pursuant to the 1996 Stock Option Plan.

 (9) Includes the shares of Common Stock held by Thomas H. Lee Equity Fund III, L.P., Thomas H. Lee Foreign Fund III, L.P. and THL-CCI, L.P. ("THL-CCI"), which Mr. Harkins may be deemed to beneficially own by virtue of his position as a Trustee of THL Equity Trust III and officer of THL Investment Management Corp., the general partner of THL-CCI. Mr. Harkins disclaims beneficial ownership of such additional shares. Mr. Harkins maintains his principal business address c/o Thomas H. Lee Company, 75 State Street, Boston, MA, 02109.

(10) Includes the shares of Common Stock held by Thomas H. Lee Equity Fund III, Thomas H. Lee Foreign Fund III, L.P. and THL-CCI, which Mr. Boll may be deemed to beneficially own by virtue of his position as officer of each of THL Equity Trust III and THL Investment Management Corp. Mr. Boll disclaims beneficial ownership of such additional shares. Mr. Boll maintains his principal business address c/o Thomas H. Lee Company, 75 State Street, Boston, MA 02109.

(11) Includes the shares of Common Stock held by Thomas H. Lee Equity Fund III, L.P., Thomas H. Lee Foreign Fund III, L.P. and THL-CCI, which Mr. Hagerty may be deemed to beneficially own by virtue of his position as officer of each of THL Equity Trust III and THL Investment Management Corp. Mr. Hagerty disclaims beneficial ownership of such additional shares. Mr. Hagerty maintains his principal business address c/o Thomas H. Lee Company, 75 State Street, Boston, MA, 02109.

(12) Includes the shares of Common Stock held by Thomas H. Lee Equity Fund III, L.P., Thomas H. Lee Foreign Fund III, L.P. and THL-CCI, which Mr. Lawry may be deemed to beneficially own by virtue of his position as officer of each of THL Equity Trust III and THL Investment Management Corp. Mr. Lawry disclaims beneficial ownership of such additional shares. Mr. Lawry maintains his principal business address c/o Thomas H. Lee Company, 75 State Street, Boston, MA, 02109.

(13) Mr. Churchill also may be deemed to be the beneficial owner the shares of Common Stock held by SCP Private Equity L.P. by virtue of his position as officer of the general partner of SCP Private Equity, L.P. Mr. Churchill disclaims beneficial ownership of such additional shares. Mr. Churchill maintains his principal business address c/o SCP Private Equity, L.P., 800 The Safeguard Building, 435 Devon Park Drive, Wayne, PA, 19087.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

THE ACQUISITION

     On November 29, 1996, the Acquisition was completed pursuant to the terms of the Contribution Agreement, dated October 4, 1996 (the "Contribution Agreement").

     Under the terms of the Contribution Agreement, THL, SCP and approximately 350 employee investors (the "Employee Investors") contributed to the Company an aggregate of $75,000,000 in exchange for shares representing approximately 95% of the then outstanding shares of the Company. THL contributed $39,931,200 in exchange for approximately 51%. SCP contributed $9,982,800 in exchange for approximately 13%, and the Employee Investors contributed an aggregate of $25,086,000 in exchange for approximately 31%. Hancock contributed 100% of the outstanding capital stock of the Predecessor Company to the Company in exchange for $180,000,000 in cash and 4.999% of the Company's outstanding capital stock. The consideration paid to Hancock was financed with the $75,000,000 equity contribution of THL, SCP and the Employee Investors, $85,000,000 of bank financing under the Credit Facility and $20,000,000 of excess cash of the Company. In connection with the Acquisition, the Company also repaid its existing debt to Hancock totaling approximately $32,500,000. Approximately $25,800,000 of the debt was paid with bank financing and approximately $6,700,000 was paid from excess cash of the Company.

     Under the terms of the Contribution Agreement and a Tax Matters Agreement (the "Tax Matters Agreement") entered into at the closing of the Acquisition, each of the Company and Hancock agreed to indemnify the other party for breaches of representations, warranties and covenants contained in the Contribution Agreement, and Hancock has agreed to indemnify the Company for certain specified matters. Each party's right to indemnification for breaches of any representations and warranties contained in the Contribution Agreement survives the closing until April 1, 1998, with the exception of certain representations and warranties relating to authorization, validity and title to shares which continue beyond such date. In addition, indemnification for breaches of certain covenants contained in the Contribution Agreement, such as confidentiality and non-competition, survive beyond April, 1998. With respect to most other claims, if any, based on breaches of representations or warranties, a party providing indemnification is liable for all of the other party's losses in excess of $1.75 million. Hancock's liability for all indemnification obligations under the Contribution Agreement is limited to $30 million, except with respect to representations regarding capitalization and share ownership and certain covenants. In addition, the Chief Executive Officer of the Company agreed in a separate agreement to contribute towards Hancock's indemnification obligations for breaches of certain representations one-third of any amounts paid by Hancock up to a maximum of $250,000.

     The Contribution Agreement provides that following the closing of the Acquisition, the Company and its affiliates have the exclusive right to use all names incorporating "Freedom", "Tucker Anthony" or "Sutro" or to use the Freedom, Tucker Anthony or Sutro logos. Hancock agreed to cause the mutual funds managed by its affiliates to change their names to exclude the words "Freedom," "Tucker Anthony" or "Sutro" from their names and to no longer use any such names or confusingly similar names, subject to the continuation of the use of the "Freedom" name by Hancock for a period ending April 30, 1998 for certain purposes relating to mutual funds advised by its affiliates. In addition, the Company agreed that after the closing date of the Acquisition the Company and its affiliates would not have any right to use names incorporating "John Hancock" or use any John Hancock logo, and the Company agreed to discontinue the use of any such names and logos, provided that the Company has no liability to Hancock for any incidental or accidental use of such names for a twelve month period following the closing date if it is attempting in good faith to discontinue such use and does so when it becomes aware of such use.

     In connection with the Acquisition, the Company and certain of its stockholders entered into certain agreements described below affecting the rights and obligations of the Company and its affiliates.

     Tax Matters Agreement. Pursuant to the Tax Matters Agreement, the Company assumed responsibility for all federal, state and local taxes of the Company beginning in 1996, exclusive of (i) 50% of any sales or transfer taxes triggered by the Acquisition and (ii) certain taxes for which Hancock has agreed to indemnify the Company. Amounts paid by the Company in respect of its obligations under the Tax Matters Agreement were treated by Hancock and the Company as an adjustment to the amount received by Hancock pursuant to the Contribution Agreement.

     Transition Services Agreement. At the closing of the Acquisition, the Company and Hancock entered into a Transition Services Agreement (the "Transition Services Agreement") pursuant to which, among other things, the parties have provided for the continuation for specified periods of time of certain services historically provided by Hancock to the Company and its subsidiaries at market rates. These services included certain employee benefits and insurance coverage, which are no longer provided, and access to telephone service rates which is expected to continue until August 2000. The Company paid Hancock $6.1 million under the Transition Services Agreement during 1997.

     Additional Share Agreement. Upon consummation of the Acquisition, the Company entered into an Additional Share Agreement (the "Additional Share Agreement") with Hancock pursuant to which Hancock is entitled to receive, for no additional consideration, five percent of the number of shares issued pursuant to any incentive stock plan adopted by the Company prior to November 29, 1998, up to a maximum of 88,609 shares of Common Stock.

STOCKHOLDERS AGREEMENT

     The Stockholders Agreement among certain of the existing stockholders of the Company (the "Stockholders Agreement") provides that THL may require the Company to effect the registration of shares of Common Stock held by THL for sale to the public on two occasions, subject to certain limitations. The Stockholders Agreement further provides that, at any time following the first offering of the Common Stock of the Company to the public, SCP may require the Company to effect the registration of shares of Common Stock held by SCP for sale to the public and after the second offering, the employees party to such agreements may require the Company to effect two such registrations. In addition, under the terms of the Stockholders Agreement, if the Company proposes to register any of its shares under the Securities Act, whether for its own account or otherwise, any holders of the Company's registrable shares party to the Stockholders Agreement are entitled to notice of such registration and are entitled to include their shares therein, subject to certain conditions and limitations. All fees, costs, and expenses (other than underwriting discounts and commissions transfer taxes and attorneys' fees) of any registration effected pursuant to the Stockholders Agreement, including this Offering, will be paid by the Company. The Stockholders Agreement also grants certain "tag-along" rights to the parties in the event THL enters into a single transaction to sell more than 50% of the stock acquired by it in the Acquisition. In addition, the Stockholders Agreement provides that all of the existing stockholders of the Company prior to the Offering will vote their shares so as to elect to the Board of Directors of the Company four designees of THL, one designee of SCP and three members of senior management of the Company. This voting agreement expires on the forty-fifth day following the consummation of the Offering.

MANAGEMENT AGREEMENTS

     In accordance with a management agreement entered into by the Company and THL (the "Management Agreement"), the Company will pay THL an annual management fee of $250,000 and reimburse any reasonable expenses incurred by THL in performing such management services. The THL Management Agreement continues until terminated by the mutual consent of the parties and terminates automatically upon consummation of the Offering. In accordance with a Management Agreement entered into by the Company and SCP (the "SCP Management Agreement"), the Company will pay SCP an annual management fee of $62,500 and reimburse any reasonable expenses incurred by SCP in performing such management services. The SCP Management Agreement continues until terminated by the mutual consent of the parties and terminates automatically upon consummation of the Offering.

EMPLOYMENT AGREEMENTS

     Mr. Goldsmith is employed pursuant to a three year employment agreement expiring on December 31, 1999 renewable annually thereafter. Mr. Goldsmith is entitled to receive such annual base salary and bonus compensation as is agreed to by Mr. Goldsmith and the Company from time to time, provided that he is entitled to receive minimum cash compensation in any calendar year of at least $750,000. Mr. Goldsmith is also entitled to participate in the employee benefit and incentive compensation plans that the Company makes available to its key executives. If Mr. Goldsmith's employment is terminated by the Company without cause or if he resigns for certain enumerated reasons, such as a reduction in executive duties, a decrease in compensation or benefits or default by the Company ("Good Reason"), Mr. Goldsmith is entitled to receive cash compensation at his then current rate of pay and benefits through the end of the twenty-fourth month following such date of termination. Such amount shall be payable in a lump sum amount equal to $500,000 at the time of termination with the remaining amounts paid in equal monthly installments, plus interest. In addition, in the event of any such termination, any unvested stock options granted to Mr. Goldsmith shall become fully vested. If Mr. Goldsmith's employment is terminated for cause or if he resigns other than for Good Reason, he shall be entitled to receive only that compensation accrued through the date of termination. Mr. Goldsmith's employment agreement contains a covenant not to solicit any of the Company's clients, officers, senior managers or senior investment executives for a period of two years following termination by the Company without cause or by Mr. Goldsmith for Good Reason, or for a period of six months following termination by Mr. Goldsmith for any other reason.

     Mr. Thomas is employed pursuant to a two year employment agreement expiring on December 3, 1999. Mr. Thomas is entitled to receive such annual base salary and bonus compensation as is agreed to by Mr. Thomas and the Company from time to time, provided that he is entitled to receive minimum cash compensation in any calendar year of at least $700,000. Mr. Thomas is also entitled to participate in the employee benefit and incentive compensation plans that the Company makes available to its key executives. If Mr. Thomas' employment is terminated by the Company without cause or if he resigns for Good Reason, Mr. Thomas is entitled to receive cash compensation at his then current rate of pay and benefits through the end of the twenty-fourth month following such date of termination. Such amount shall be payable in a lump sum amount equal to $500,000 at the time of termination with the remaining amounts paid in equal monthly installments, plus interest. In addition, in the event of any such termination, any unvested stock options granted to Mr. Thomas shall become fully vested and immediately exercisable. If Mr. Thomas' employment is terminated for cause or if he resigns other than for Good Reason, he shall be entitled to receive only that compensation accrued through the date of termination. Mr. Thomas' employment agreement contains a covenant not to solicit any of the Company's clients, officers, senior managers or senior investment executives for a period of two years following termination by the Company without cause or by Mr. Thomas for Good Reason, or for a period of six months following termination by Mr. Thomas for any other reason.

     Mr. Dennis is employed pursuant to a two year employment agreement with the Company which expires May 11, 1999. Mr. Dennis is entitled to base salary of $150,000 during the first year of employment and $400,000 during the second year of employment. In addition, the Company loaned Mr. Dennis $250,000 upon commencement of his employment which shall be forgiven on May 12, 1998 if he remains employed by the Company on such date or is terminated without cause or resigns for Good Reason prior thereto. He is entitled to minimum annualized bonuses of $200,000 for 1997 and 1998, plus an additional $400,000 in the aggregate if the Company attains certain performance targets in each of the first two twelve month periods of his employment with the Company. Mr. Dennis is eligible to receive additional merit bonuses as determined by the Board of Directors of the Company. If, prior to May 12, 2001, Mr. Dennis' employment is terminated by the Company without cause or if he resigns for Good Reason, he shall be entitled to receive the greater of his salary and bonus compensation through the end of his initial two year term of employment, if any, or $600,000. If he is terminated for cause or resigns other than for Good Reason, Mr. Dennis shall only be entitled to receive the compensation accrued up to the date of termination or resignation. Mr. Dennis is also entitled to participate in the Company's benefit and incentive plans to the same extent as any senior management executive of the Company.

OTHER TRANSACTIONS WITH MANAGEMENT

     Compensation and Benefits. The executive officers of the Company receive compensation, bonuses and other benefits under various employee benefit plan arrangements maintained by the Company and its subsidiaries. The executive officers participated in such benefit plans under the same terms generally made available to other similarly situated employees of the Company or its subsidiaries with similar responsibilities and levels of compensation.

     Outstanding Indebtedness. Certain executive officers and directors borrow from time to time under margin accounts maintained at the Company's subsidiaries. All such borrowings on margin are made in the ordinary course of business, are made on substantially the same terms, including interest rates and collateral, as those prevailing for margin transactions with other persons at the time made and do not involve more than the normal risk of collectibility or other unfavorable features.

     Investment Partnerships. Certain executive officers of the Company are the limited partners of certain investment vehicles organized to allow these employees to invest in funds and other investment vehicles sponsored by certain of the Company's clients and on a co-investment basis in transactions in which the Company's clients also invest (collectively, the "Employee Investment Partnerships"). In certain instances, the Company lends to the limited partners the amounts used by them to invest in the Employee Investment Partnerships. Limited partnership interests owned by employees are subject to redemption by the applicable Employee Investment Partnership if the employee terminates employment with the Company for any reason during a three or, in certain instances, four year period following his initial investment in the Employee Investment Partnership at the lesser of (i) his paid-in capital contribution, less distributions paid prior to such redemption, or (ii) the value of the limited partnership interest. Such redemptions are made at the option of the applicable Employee Investment Partnership. Any outstanding loans are also callable by the Company at the time the limited partner ceases to be an employee of the Company. Through December 31, 1997, the Employee Investment Partnerships have invested $27.2 million in 44 investments and $22.9 million has been contributed to date by the limited partners. The limited partners have received distributions totaling $55.2 million through December 31, 1997, including $7.1 million, $23.1 million and $4.8 million during 1995, 1996 and 1997, respectively. Amounts contributed to the Employee Investment Partnerships by each of the Company's executive officers and distributions made during 1995, 1996 and 1997 and the outstanding balances of related loans made to them by the Company as of December 31, 1997 are set forth below:

                                                       AMOUNT       DISTRIBUTIONS      LOAN
NAME                                                 CONTRIBUTED        MADE         BALANCE
John H. Goldsmith..................................   $139,466        $333,333       $ 26,667
Gregory N. Thomas..................................         --              --             --
William C. Dennis, Jr. ............................         --              --             --
Kevin J. McKay.....................................    140,416          51,393         86,861
Robert H. Yevich...................................    113,065         238,239         26,667
John F. Luikart....................................     75,194          13,944         40,678
Henry Greenleaf....................................         --              --             --

TRANSACTIONS WITH HANCOCK PRIOR TO THE ACQUISITION

     Prior to the Acquisition the Predecessor Company, Hancock and their respective affiliates engaged in a variety of transactions in the ordinary course of business. As a general rule, the Predecessor Company did not retain independent third parties to evaluate transactions with Hancock and there was no independent committee of the Board of Directors of the Predecessor Company to evaluate such transactions. Notwithstanding this fact, the Company believes that each of the arrangements described below was made on an arms-length basis. All of the transactions or relationships described below were completed or terminated at or prior to the time of the Acquisition. The Company anticipates that future transactions with Hancock, if any, will be made on an arms-length basis.

     Loans, Advances and Dividends. The aggregate outstanding amount of payables, primarily inter-company tax allocations and working capital financing, between the Predecessor Company and Hancock and its affiliates was $233.7 million as of December 31, 1995 and $32.5 million as of November 29, 1996, which was repaid in full in connection with the Acquisition. In addition, the Predecessor Company paid dividends to Hancock in the amount of $5.8 million and none, respectively, during 1995 and 1996.

     Other Transactions with Hancock. As a wholly-owned subsidiary of Hancock, the Predecessor Company participated in group insurance arrangements arranged through Hancock. In addition, the Predecessor Company participated in certain shared services provided by Hancock to certain of its affiliates, including limited legal and other support functions. The Predecessor Company paid Hancock its allocable share of the cost of such insurance and other items, which amounted to $11.6 million and $11.1 million during 1995 and 1996, respectively.

                          DESCRIPTION OF CAPITAL STOCK

     Upon completion of the Offering, the authorized capital stock of the Company will consist of 60,000,000 shares of Common Stock, $.01 par value per share, of which 19,097,403 shares will be outstanding, and 1,000,000 shares of Preferred Stock, $.01 par value per share, none of which will be outstanding. The following description of the capital stock of the Company and certain provisions of the Company's Restated Certificate of incorporation (the "Certificate of Incorporation") and Bylaws is a summary and is qualified in its entirety by the provisions of the Certificate of Incorporation and Bylaws, copies of which have been filed as exhibits to the Company's Registration Statement of which this Prospectus is a part.

COMMON STOCK

     Holders of Common Stock are entitled to one vote for each share held on all matters submitted to a vote of the stockholders, including the election of directors. Accordingly, holders of a majority of the shares of Common Stock entitled to vote in any election of directors may elect all of the directors standing for election if they choose to do so. The Certificate of Incorporation does not provide for cumulative voting for the election of directors. Holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available therefor, and shall be entitled to receive, pro rata, all assets of the Company available for distribution to such holders upon liquidation. Holders of Common Stock have no preemptive, subscription or redemption rights.

PREFERRED STOCK

     The Company is authorized to issue "blank check" preferred stock ("Preferred Stock"), which may be issued from time to time in one or more series upon authorization by the Company's Board of Directors. The Board of Directors, without further approval of the stockholders, is authorized to fix the dividend rights and terms, conversion rights, voting rights, redemption rights and terms, liquidation preferences, and any other rights, preferences, privileges and restrictions applicable to each series of the Preferred Stock. The issuance of Preferred Stock, while providing flexibility in connection with possible acquisitions and other corporate purposes could, among other things, adversely affect the voting power of the holders of Common Stock and, under certain circumstances, make it more difficult for a third party to gain control of the Company, discourage bids for the Company's Common Stock at a premium or otherwise adversely affect the market price of the Common Stock. The Company currently has no plans to issue any Preferred Stock.

CERTAIN CERTIFICATE OF INCORPORATION, BYLAW AND STATUTORY ANTI-TAKEOVER PROVISIONS AFFECTING STOCKHOLDERS

     Section 203 of Delaware Law. The Company is subject to the "business combination" statute of the Delaware General Corporation Law. In general, such statute prohibits a publicly held Delaware corporation from engaging in various "business combination" transactions with any "interested shareholder" for a period of three years after the date of the transaction in which the person became an "interested shareholder," unless (i) the transaction is approved by the Board of Directors prior to the date the interested shareholder obtained such status, (ii) upon consummation of the transaction which resulted in the shareholder becoming an "interested shareholder," the "interested shareholder" owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by (a) persons who are directors and also officers and (b) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer, or (iii) on or subsequent to such date the "business combination" is approved by the Board of Directors and authorized at an annual or special meeting of stockholders by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the "interested shareholder." A "business combination" includes mergers, asset sales and other transactions resulting in a financial benefit to a shareholder. An "interested shareholder" is a person who, together with affiliates and associates, owns (or within three years, did own) 15% or more of a corporation's voting stock. By virtue of the Company's decision not to elect out of the statute's provisions, the statute applies to the Company. No current stockholders of the Company are "interested stockholders" because their acquisition of shares was approved by the Board of Directors of the Company. The statute could prohibit or delay the accomplishment of mergers or other takeover or change in control attempts with respect to the Company and, accordingly, may discourage attempts to acquire the Company.

     Directors Liability. The Certificate of Incorporation provides that no director shall be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director notwithstanding any provision of law imposing such liability, provided that, to the extent provided by applicable law, the Certificate of Incorporation shall not eliminate the liability of a director for (i) any breach of the director's duty of loyalty to the Company or its stockholders; (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) acts or omissions in respect of certain unlawful dividend payments or stock redemptions or repurchases; or (iv) any transaction from which such director derives improper personal benefit. The effect of this provision is to eliminate the rights of the Company and its stockholders (through stockholders' derivative suits on behalf of the Company) to recover monetary damages against a director for breach of the fiduciary duty of care as a director (including breaches resulting from negligent or grossly negligent behavior) except in the situations described in clauses (i) through (iv) above. The limitations summarized above, however, do not affect the ability of the Company or its stockholders to seek non-monetary based remedies, such as an injunction or rescission, against a director for breach of his fiduciary duty nor would such limitations limit liability under the Federal securities laws. The Company's Bylaws provide that the Company shall, to the extent permitted by Delaware Law, as amended from time to time, indemnify and advance expenses to the currently acting and former directors, officers, employees and agents of the Company or of another corporation, partnership, joint venture, trust or other enterprise if serving at the request of the Company arising in connection with their acting in such capacities.

REGISTRATION RIGHTS OF CERTAIN HOLDERS

     Under the terms of the Stockholders' Agreement, if the Company proposes to register any of its securities under the Securities Act following this Offering, whether for its own account or otherwise, holders of approximately 11,697,403 shares (the "Registrable Shares") of Common Stock are entitled to notice of such registration and are entitled to include their shares therein, subject to certain conditions and limitations. The holders of Registrable Shares also may require the Company to effect the registration of their Registrable Shares for sale to the public, subject to certain conditions and limitations. In addition, the Company has committed to register the shares of Common Stock issued in connection with the acquisition of Cleary Gull commencing 180 days after consummation of the Offering. See "Recent Developments." See "Certain Relationships and Related Transactions -- Stockholders Agreement".

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the Common Stock is American Stock Transfer & Trust Company, of New York.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Upon completion of the Offering, the Company will have outstanding 19,097,403 shares of Common Stock, assuming no exercise of options after December 31, 1997. Of these shares, the 7,400,000 shares offered hereby (8,510,000 shares if the Underwriters' over-allotment option is exercised in full) will be freely tradeable without restriction or further registration under the Securities Act, unless purchased by "affiliates" of the Company as that term is defined in Rule 144 described below. The remaining 11,697,403 shares of Common Stock outstanding upon closing of the Offering are "restricted securities" as that term is defined in Rule 144. All of such remaining shares are subject to lock-up agreements (described below).

     Beginning 90 days after commencement of the Offering, approximately 11,003,414 shares will become eligible for sale pursuant to Rule 144 or Rule 701 under the Securities Act ("Rule 701"). Upon expiration of the lock-up agreements, an aggregate of 11,697,403 shares will become immediately eligible for sale subject to the timing, volume, and manner of sale restrictions of Rule
144. Commencing December 1998, all outstanding shares not owned by affiliates of the Company (currently 4,617,555 shares) will be eligible for sale pursuant to Rule 144(k). In addition, 276,247 additional shares of Common Stock subject to outstanding vested stock options could also be sold, subject in some cases to compliance with certain volume limitations as described below.

     In general, under Rule 144, as amended, a person (or persons whose shares are aggregated) who has beneficially owned shares for at least one year (including the holding period of any prior owner except an affiliate from whom such shares were purchased) is entitled to sell in "brokers' transactions" or to market makers, within any three-month period commencing 90 days after the date of this Prospectus, a number of shares that does not exceed the greater of (i) one percent of the number of shares of Common Stock then outstanding (approximately 190,974 shares immediately after the completion of the Offering) or (ii) generally, the average weekly trading volume in the Common Stock during the four calendar weeks preceding the required filing of a Form 144 with respect to such sale. Sales under Rule 144 are generally subject to the availability of current public information about the Company. Under Rule 144(k), a person who is not deemed to have been an affiliate of the Company at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years (including the holding period of any prior owner other than an affiliate from whom such shares were purchased), is entitled to sell such shares without having to comply with the manner of sale, public information, volume limitation or notice provisions of Rule 144. Under Rule 701, persons who purchase shares upon exercise of options granted prior to the effective date of the Offering are entitled to sell such shares 90 days after the effective date of the Offering in reliance on Rule 144, without having to comply with the holding period requirements of Rule 144 and, in the case of non-affiliates, without having to comply with the public information, volume limitation or notice provisions of Rule 144.

     Pursuant to the lock-up agreements, all of the Company's officers and directors and certain stockholders, including the Selling Stockholders, owning upon completion of the Offering, in the aggregate, approximately 7,570,123 shares of Common Stock, have executed agreements pursuant to which each has agreed that they will not, (subject to certain exceptions), for a period of 180 days subsequent to the date of this Prospectus, directly or indirectly, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of any shares of Common Stock or any securities convertible into, or exercisable or exchangeable for any shares of Common Stock, enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any Common Stock without the prior written consent of DLJ. Further, holders of outstanding vested stock options for, in the aggregate, an additional 77,443 shares of Common Stock are subject to 180-day lock-up agreements with DLJ. In addition, all of the holders of Common Stock prior to the Offering have agreed with the Company in the Company's stockholders' agreement that they will not, subject to limited exceptions, sell, transfer, or pledge their shares of Common Stock without DLJ's consent for 180 days subsequent to the date of this Prospectus. The Company has agreed that it will not, for a period of 180 days from the date of this Prospectus, directly or indirectly, offer, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of any shares of Common Stock or any securities convertible into, or exercisable or exchangeable for, any shares of Common Stock, or enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any Common Stock without the prior written consent of DLJ, except that such agreement does not prevent the Company from granting additional options under the Company's existing stock option plans or from issuing shares pursuant to its stock option and purchase plans. DLJ may in its sole discretion and at any time without notice, release all or any portion of the securities subject to lock-up agreements.

     The holders of an aggregate of 11,697,403 shares of Common Stock or their transferees are entitled to certain rights with respect to the registration of such shares under the Securities Act. In addition, the Company has committed to register the shares of Common Stock issued in connection with the acquisition of Cleary Gull commencing 180 days after the consummation of the Offering. See "Description of Capital Stock-Registration Rights of Certain Holders" and "Certain Relationships and Related Transactions -- Stockholders Agreement."

     Prior to the Offering, there has not been any public market for the Common Stock. Future sales of substantial amounts of Common Stock in the public market could adversely affect the prevailing market prices and impair the Company's ability to raise capital through the sale of equity securities.

                                  UNDERWRITING

     Subject to the terms and conditions of an Underwriting Agreement, dated April 1, 1998 (the "Underwriting Agreement"), the Underwriters named below, who are represented by Donaldson, Lufkin & Jenrette Securities Corporation, Credit Suisse First Boston Corporation, Sutro & Co. Incorporated and Tucker Anthony Incorporated (the "Representatives"), have severally agreed to purchase from the Company and the Selling Stockholders the respective number of shares of Common Stock set forth opposite their names below.

                                                                 NUMBER OF
                        UNDERWRITERS                               SHARES
Donaldson, Lufkin & Jenrette Securities Corporation.........      1,503,500
Credit Suisse First Boston Corporation......................      1,503,500
Sutro & Co. Incorporated....................................      1,503,500
Tucker Anthony Incorporated.................................      1,503,500
BancAmerica Robertson Stephens..............................         44,000
Bear, Stearns & Co. Inc. ...................................         44,000
CIBC Oppenheimer Corp. .....................................         44,000
Cowen & Company.............................................         44,000
Credit Lyonnaise Securities (USA) Inc.......................         44,000
A.G. Edwards & Sons, Inc. ..................................         44,000
Furman Selz LLC.............................................         44,000
Goldman, Sachs & Co. .......................................         44,000
Hambrecht & Quist LLC.......................................         44,000
Lazard Freres & Co. LLC.....................................         44,000
Lehman Brothers Inc.........................................         44,000
Merrill Lynch, Pierce, Fenner & Smith Incorporated..........         44,000
Morgan Stanley & Co. Incorporated...........................         44,000
J.P. Morgan Securities Inc. ................................         44,000
NationsBanc Montgomery Securities LLC.......................         44,000
PaineWebber Incorporated....................................         44,000
Prudential Securities Incorporated..........................         44,000
SBC Warburg Dillon Read Inc. ...............................         44,000
Salomon Smith Barney........................................         44,000
Adams, Harkness & Hill, Inc. ...............................         22,000
Advest, Inc.................................................         22,000
William Blair & Company, L.L.C. ............................         22,000
C.E. UNTERBERG, TOWBIN......................................         22,000
Crowell, Weedon & Co. ......................................         22,000
Dain Rauscher Incorporated..................................         22,000
D.A. Davidson & Co., Inc. ..................................         22,000
EVEREN Securities, Inc. ....................................         22,000
Friedman, Billings, Ramsey & Co., Inc. .....................         22,000
Interstate/Johnson Lane Corporation.........................         22,000
Janney Montgomery Scott Inc. ...............................         22,000
Jefferies & Company, Inc. ..................................         22,000
Ladenburg Thalmann & Co. Inc. ..............................         22,000
Legg Mason Wood Walker, Incorporated........................         22,000
McDonald & Company Securities, Inc. ........................         22,000
Moors & Cabot, Inc. ........................................         22,000
Morgan Keegan & Company, Inc. ..............................         22,000

                                                                 NUMBER OF
                        UNDERWRITERS                               SHARES
Parker/Hunter Incorporated..................................         22,000
Pennsylvania Merchant Group.................................         22,000
Piper Jaffray Inc. .........................................         22,000
Raymond James & Associates, Inc. ...........................         22,000
Scott & Stringfellow, Inc. .................................         22,000
Stifel, Nicolaus & Company, Incorporated....................         22,000
Van Kasper & Company........................................         22,000
Wedbush Morgan Securities, Inc. ............................         22,000
                                                                 ----------
          Total.............................................      7,400,000
                                                                 ==========

     The Underwriting Agreement provides that the obligations of the several Underwriters to purchase and accept delivery of the shares of Common Stock offered hereby are subject to approval by their counsel of certain legal matters and to certain other conditions. The Underwriters are obligated to purchase and accept delivery of all the shares of Common Stock offered hereby (other than those shares covered by the over-allotment option described below) if any are purchased.

     The Underwriters initially propose to offer the shares of Common Stock in part directly to the public at the initial public offering price set forth on the cover page of this Prospectus and in part to certain dealers (including the Underwriters) at such price less a concession not in excess of $0.81 per share. The Underwriters may allow, and such dealers may re-allow, to certain other dealers a concession not in excess of $0.10 per share. After the initial offering of the Common Stock, the public offering price and other selling terms may be changed by the Representatives at any time without notice. The Underwriters will not confirm sales to any accounts over which they exercise discretionary authority without prior approval of such transactions by the customer.

     SCP Private Equity L.P. and John Hancock Subsidiaries, Inc. have granted to the Underwriters an option, exercisable within 30 days after the date of this Prospectus, to purchase, from time to time, in whole or in part, up to an aggregate of 1,110,000 additional shares of Common Stock at the initial public offering price less underwriting discounts and commissions. The Underwriters may exercise such option solely to cover overallotments, if any, made in connection with the Offering. To the extent that the Underwriters exercise such option, each Underwriter will become obligated, subject to certain conditions, to purchase its pro rata portion of such additional shares based on such Underwriter's percentage underwriting commitment as indicated in the preceding table.

     The Company and the Selling Stockholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments that the Underwriters may be required to make in respect thereof.

     Each of the Company, its executive officers and directors and certain stockholders of the Company (including the Selling Stockholders) has agreed, subject to certain exceptions, not to (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock or (ii) enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any Common Stock (regardless of whether any of the transactions described in clause (i) or (ii) is to be settled by the delivery of Common Stock, or such other securities, in cash or otherwise) for a period of 180 days after the date of this Prospectus without the prior written consent of DLJ. In addition, during such period, the Company has also agreed not to file any registration statement with respect to, and each of its executive officers, directors and certain stockholders of the Company (including the Selling Stockholders) has agreed not to make any demand for, or exercise any right with respect to, the registration of any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock without DLJ's prior written consent.

     Prior to the Offering, there has been no established trading market for the Common Stock. The initial public offering price for the shares of Common Stock offered hereby will be determined by negotiation among the Company and the Representatives. The factors to be considered in determining the initial public offering price include the history of and the prospects for the industry in which the Company competes, the past and present operations of the Company, the historical results of operations of the Company, the prospects for future earnings of the Company, the recent market prices of securities of generally comparable companies and the general condition of the securities markets at the time of the Offering.

     The Common Stock has been approved for listing on the NYSE subject to official notice of issuance. In order to meet the requirements for listing the Common Stock on the NYSE, the Underwriters have undertaken to sell lots of 100 or more shares to a minimum of 2,000 beneficial owners. In addition, NYSE Rule 312(g) prohibits a member corporation, after the distribution of securities of its parent to the public, from effecting any transactions (except on an unsolicited basis) for the account of any customer in, or making any recommendation with respect to the purchase or sale of, any such security. Thus, following the Offering, Tucker Anthony, Sutro and FSI will not be permitted to make a market in or to make recommendations regarding the purchase or sale of the Common Stock.

     Other than in the United States, no action has been taken by the Company, the Selling Stockholders or the Underwriters that would permit a public offering of the shares of Common Stock offered hereby in any jurisdiction where action for that purpose is required. The shares of Common Stock offered hereby may not be offered or sold, directly or indirectly, nor may this Prospectus or any other offering material or advertisements in connection with the offer and sale of any such shares of Common Stock be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of such jurisdiction. Persons into whose possession this Prospectus comes are advised to inform themselves about and to observe any restrictions relating to the Offering of the Common Stock and the distribution of this Prospectus. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any shares of Common Stock offered hereby in any jurisdiction in which such an offer or a solicitation is unlawful.

     In connection with the Offering, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Common Stock. Specifically, the Underwriters may overallot the Offering, creating a syndicate short position. The Underwriters may bid for and purchase shares of Common Stock in the open market to cover such syndicate short position or to stabilize the price of the Common Stock. In addition, the underwriting syndicate may reclaim selling concessions from syndicate members if the syndicate repurchases previously distributed Common Stock in syndicate covering transactions, in stabilizing transactions or otherwise. These activities may stabilize or maintain the market price of the Common Stock above independent market levels. The Underwriters are not required to engage in these activities, and may end any of these activities at any time.

     Tucker Anthony and Sutro are indirect wholly owned subsidiaries of the Company. Tucker Anthony and Sutro have committed to purchase from the Company an aggregate of 40.6% of the shares of Common Stock being underwritten by the Underwriters in the Offering on the same basis as the other Underwriters. Although the amount of proceeds derived from the Offering by the Company will not be affected by Tucker Anthony's and Sutro's participation as Underwriters, to the extent that part or all of the shares of Common Stock underwritten by Tucker Anthony and Sutro are not resold; the consolidated equity of the Company will be reduced. Until resold, any such shares will be eliminated in consolidation as if they were not outstanding for purposes of any future computation of earnings per common share and book value per common share. Tucker Anthony and Sutro intend to resell any shares which they are unable to resell in the Offering from time to time, at prevailing market prices.

     Under Rule 2720 of the Conduct Rules of the NASD ("Rule 2720"), the Company is considered an affiliate of Tucker Anthony and Sutro. This Offering is being conducted in accordance with Rule 2720, which provides that, among other things, when an NASD member participates in the underwriting of its parent's equity securities, the initial public offering price can be no higher than that recommended by a "qualified independent underwriter" meeting certain standards ("QIU"). In accordance with this requirement, DLJ has assumed the responsibilities of acting as QIU and will recommend a price in compliance with the requirements of Rule 2720. In connection with the Offering, DLJ is performing due diligence investigations and reviewing and participating in the preparation of this Prospectus and the Registration Statement of which this Prospectus forms a part. As compensation for the services of DLJ as QIU, the Company has agreed to pay DLJ $5,000.

     The Underwriters have reserved for sale approximately 335,000 shares of Common Stock for directors and current employees of the Company who have an interest in purchasing such shares of Common Stock in the Offering. The price per share for such shares will be the initial public offering price less underwriting discounts and commissions or $18.65 per share. The number of shares available for sale to the general public in the Offering will be reduced to the extent such persons purchase such reserved shares. Any reserved shares not so purchased will be offered by the Underwriters to the general public on the same basis as the other shares offered hereby. Any such directors and current employees of the Company who purchase any of the shares offered in the Offerings will be prohibited from selling, pledging, assigning, hypothecating or transferring such shares for a period of five months following the effective date of the Offering.

                      TAX CONSEQUENCES TO NON-U.S. HOLDERS

     The material federal income tax consequences to Non-U.S. Holders expected to result from the purchase, ownership and sale or other taxable disposition of the Common Stock, under currently applicable law, are summarized below. A "Non-U.S. Holder" is a person or entity purchasing Common Stock in the Offering that, for U.S. federal income tax purposes, is a non-resident alien individual, a foreign corporation, a foreign estate or trust or a foreign partnership as such terms are defined in the Internal Revenue Code of 1986, as amended (the "Code").

     This summary is based upon the current provisions of the Code, applicable Treasury Regulations and judicial and administrative decisions and rulings. There can be no assurance that the Internal Revenue Service (the "IRS") will not take a contrary view, and no ruling from the IRS has been or will be sought. Future legislative, judicial or administrative changes or interpretations could alter or modify the statements set forth herein, and any such changes or interpretations could be retroactive and could affect the tax consequences to Non-U.S. Holders of Common Stock.

     The following summary is for general information only and does not purport to deal with all aspects of federal income taxation that may affect particular Non-U.S. Holders in light of their individual circumstances and is not intended for (a) stockholders other than Non-U.S. Holders, (b) Non-U.S. Holders who would not hold the Common Stock as capital assets or (c) Non-U.S. Holders who are otherwise subject to special treatment under the Code (including insurance companies, tax-exempt entities, financial institutions, broker-dealers and persons who would hold the Common Stock as part of a straddle, hedge or conversion transaction). In addition, the summary does not consider the effect of any applicable state, local or foreign tax laws on Non-U.S. Holders. EACH PROSPECTIVE NON-U.S. HOLDER OF COMMON STOCK SHOULD CONSULT HIS OWN TAX ADVISOR WITH RESPECT TO THE TAX CONSEQUENCES OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF COMMON STOCK, INCLUDING THE APPLICABILITY AND EFFECT OF STATE, LOCAL AND FOREIGN TAX LAWS, AND OF CHANGES IN APPLICABLE TAX LAWS.

DIVIDENDS ON COMMON STOCK

     Dividends paid to a Non-U.S. Holder of Common Stock that are not effectively connected with the conduct by the Non-U.S. Holder of a trade or business within the United States will generally be subject to withholding of United States federal income tax at the rate of 30% of the gross amount of the dividends unless the rate is reduced by an applicable income tax treaty. Except to the extent that an applicable tax treaty otherwise provides, a Non-U.S. Holder will be taxed in the same manner as United States citizens, resident aliens and domestic corporations on dividends paid (or deemed paid) that are effectively connected with the conduct of a trade or business in the United States by the Non U.S. Holder. If such Non-U.S. Holder is a foreign corporation, it may also be subject to a United States branch profits tax on such effectively connected income at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. However, a Non-U.S. Holder may claim exemption from withholding under the effectively connected income exception by filing Form 4224 (Exemption from Withholding of Tax on Income Effectively Connected with the Conduct of Business in the United States) or a successor form with the Company or its paying agent.

     Under the currently applicable Treasury regulations, dividends paid to an address in a country other than the United States are presumed to be paid to a resident of such country for purposes of the withholding discussed above (unless the payor has knowledge to the contrary) and, under the current interpretation of Treasury regulations, for purposes of determining the applicability of a reduced rate of withholding under an income tax treaty. However, under certain recently finalized Treasury Regulations (the "New Withholding Regulations") a Non-U.S. Holder of Common Stock who wishes to claim the benefit of an applicable treaty rate would be required to satisfy certain certification and other requirements. In addition, under the New Withholding Regulations, in the case of Common Stock held by a foreign partnership, the certification requirement would generally be applied to the partners of the partnership and the partnership may be required to provide certain information, including a United States taxpayer identification number. The New Withholding Regulations also provide look-through rules for tiered partnerships. The New Withholding Regulations are generally effective for payments made after December 31, 1998, subject to certain transition rules. Non-U.S. Holders are encouraged to consult with their own tax advisors with respect to the application of the New Withholding Regulations.

     Generally, the Company must report to the IRS the amount of dividends paid, the name and address of the recipient and the amount, if any, of the tax withheld. A similar report is sent to the holder. Pursuant to income tax treaties or certain other agreements, the IRS may make its reports available to tax authorities in the recipient's country of residence.

     If paid to an address outside the United States, dividends on Common Stock held by a Non-U.S. Holder will generally not be subject to backup withholding, provided that the payor does not have actual knowledge that the holder is a United States person. However, under the New Withholding Regulations (which are effective for dividends paid after December 31, 1998), dividend payments may be subject to backup withholding imposed at a rate of 31% unless applicable certification requirements are satisfied. See the discussion above with respect to rules applicable to foreign partnerships under the New Withholding Regulations.

GAIN ON DISPOSITION OF COMMON STOCK

     A Non-U.S. Holder generally will not be subject to United States federal income tax or withholding on gain recognized upon the sale or other disposition of Common Stock unless (i) the gain is effectively connected with the conduct of a trade or business within the United States by the Non-U.S. Holder, or (ii) in the case of a Non-U.S. Holder who is a non-resident alien individual and holds the Common Stock as a capital asset, such holder is present in the United States for 183 or more days in the taxable year and certain other conditions are met, or (iii) the Non-U.S. Holder is subject to tax pursuant to the provisions of United States federal income tax law applicable to certain United States expatriates. If a Non-U.S. Holder falls under clause (i) above, the holder will be taxed on the net gain derived from the sale at regular graduated United States federal income tax rates (the branch profits tax also may apply if the Non-U.S. Holders is a corporation). If an individual Non-U.S. Holder falls under clause (ii) above, the holder generally will be subject to a 30% tax on the gain derived from the sale, which gain may be offset by U.S. capital losses recognized within the same taxable year of such sale. The foregoing discussion in this paragraph is based on the Company's conclusion that it is not presently, and has not been for the past five years, a United States real property holding corporation ("USRPHC") subject to the Foreign Investment on Real Property Tax Act of 1980 ("FIRPTA"). Different consequences would apply to certain Non-U.S. Holders if the Company were to become a USRPHC subject to FIRPTA.

FEDERAL ESTATE TAXES

     An individual Non-U.S. Holder who owns, or is treated as owning, Common Stock at the time of his or her death or has made certain lifetime transfers of an interest in Common Stock will be required to include the value of such Common Stock in his gross estate for United States federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

INFORMATION REPORTING AND BACKUP WITHHOLDING

     Information reporting requirements and backup withholding tax will not apply to any payment of the proceeds of the sale of Common Stock effected outside the United States by a foreign office of a "broker" (as defined in applicable Treasury Regulations), unless such broker is (i) a United States person, (ii) a foreign person that derives 50% or more of its gross foreign income for certain periods from activities that are effectively connected with the conduct of a trade or business in the United States, (iii) a controlled foreign corporation for United States federal income tax purposes or (iv) effective December 31, 1998, certain brokers that are foreign partnerships with partners who are U.S. persons or that are engaged in a United States trade or business. Payment of the proceeds of any such sale effected outside the United States by a foreign office of any broker that is described in (i), (ii), (iii) or (iv) of the preceding sentence will not be subject to backup withholding tax but will be subject to information reporting requirements unless such broker has documentary evidence in its records that the beneficial owner is a Non-U.S. Holder and certain other conditions are met, or the beneficial owner otherwise establishes an exemption. Payment of the proceeds of any such sale to or through the United States office of a broker is subject to information reporting and backup withholding requirements, unless the beneficial owner of the Common Stock either (a) provides a Form W-8 (or a suitable substitute form) signed under penalties of perjury that includes its name and address and certifies as to its Non-U.S. Holder status in compliance with applicable law and regulations, or (b) otherwise establishes an exemption. Effective for payments after December 31, 1998 (and subject to certain transition rules), the New Withholding Regulations unify certain certification procedures and forms and the reliance standards relating to information reporting and backup withholding.

     THE FOREGOING DISCUSSION OF CERTAIN FEDERAL INCOME TAX CONSEQUENCES IS FOR GENERAL INFORMATION ONLY AND IS NOT TAX ADVICE. ACCORDINGLY, EACH PROSPECTIVE NON-U.S. HOLDER OF COMMON STOCK SHOULD CONSULT HIS OWN TAX ADVISOR WITH RESPECT TO THE TAX CONSEQUENCES OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF COMMON STOCK.

                                 LEGAL MATTERS

     The validity of the shares of Common Stock offered hereby will be passed upon for the Company and the Selling Stockholders by Hutchins, Wheeler & Dittmar, A Professional Corporation, Boston, Massachusetts. Certain stockholders of Hutchins, Wheeler & Dittmar are limited partners in THL-CCI, L.P. and, as a result, may be deemed to have a beneficial interest in 6,363 shares of Common Stock. Certain legal matters in connection with the Offering will be passed upon for the Underwriters by Davis Polk & Wardwell, New York, New York.

                                    EXPERTS

     The consolidated statements of financial condition of the Company as of December 31, 1996 and 1997 and the related consolidated statements of income, changes in stockholders' equity and cash flows for the one month period ended December 31, 1996 and the year ended December 31, 1997 and the consolidated statements of income, changes in stockholders' equity and cash flows of the Predecessor Company for the period from January 1, 1996 to November 29, 1996 and for the year ended December 31, 1995, included in this Prospectus, have been included herein in reliance on the report of Ernst & Young LLP, independent accountants, given on the authority of that firm as experts in accounting and auditing.

                             ADDITIONAL INFORMATION

     The Company has filed with the Commission a Registration Statement on Form S-1 under the Securities Act with respect to the shares of Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. For further information with respect to the Company and such Common Stock, reference is hereby made to such Registration Statement and to the exhibits and schedules filed therewith. Statements contained in this Prospectus as to the contents of any contract or any other document referred to are not necessarily complete, and in each instance, reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. A copy of the Registration Statement may be inspected by anyone without charge at the Commission's principal office in Washington, D.C., and copies of all or any part of the Registration Statement may be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, upon payment of certain fees prescribed by the Commission. The Commission maintains a World Wide Website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address of the website is http://www.sec.gov.

     Upon completion of the Offering, the Company will be subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, will file reports, proxy statements and other information with the Commission.

     The Company intends to furnish its stockholders with annual reports containing financial statements audited by the Company's independent public accountants and quarterly reports for the first three fiscal quarters of each fiscal year containing unaudited interim financial information.

                     [This page intentionally left blank.]

                         INDEX TO FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
AUDITED CONSOLIDATED FINANCIAL STATEMENTS
Report of Independent Auditors..............................  F-2
Consolidated Statements of Financial Condition -- December
  31, 1996 and 1997.........................................  F-3
Consolidated Statements of Income -- For the year ended
  December 31, 1995, eleven months ended November 29, 1996,
  one month ended December 31, 1996 and year ended December
  31, 1997..................................................  F-4
Consolidated Statements of Changes in Stockholders'
  Equity -- For the year ended December 31, 1995, eleven
  months ended November 29, 1996, one month ended December
  31, 1996 and year ended December 31, 1997.................  F-5
Consolidated Statements of Cash Flows -- For the year ended
  December 31, 1995, eleven months ended November 29, 1996,
  one month ended December 31, 1996 and year ended December
  31, 1997..................................................  F-6
Notes to Consolidated Financial Statements..................  F-7

                         REPORT OF INDEPENDENT AUDITORS

To the Stockholders and Board of Directors of Freedom Securities Corporation

     We have audited the accompanying consolidated statements of financial condition of Freedom Securities Corporation ("Company") as of December 31, 1996 and 1997 and the related consolidated statements of income, changes in stockholders' equity, and cash flows for the one month period ended December 31, 1996 and the year ended December 31, 1997, and the accompanying consolidated statements of income, changes in stockholders' equity and cash flows of Freedom Securities Holding Corporation ("Predecessor Company") for the year ended December 31, 1995 and for the period January 1, 1996 to November 29, 1996. These financial statements are the responsibility of the management of the Company and the Predecessor Company. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly in all material respects, the consolidated financial position of Freedom Securities Corporation at December 31, 1996 and 1997 and the consolidated results of its operations and its cash flows for the one month period ended December 31, 1996 and for the year ended December 31, 1997, and the consolidated results of operations and cash flows of the Predecessor Company for the year ended December 31, 1995 and for the period January 1, 1996 to November 29, 1996 in conformity with generally accepted accounting principles.

                                            /s/ ERNST & YOUNG, LLP

New York, New York
March 10, 1998

                         FREEDOM SECURITIES CORPORATION

                 CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
                           DECEMBER 31, 1996 AND 1997
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                1996        1997
                           ASSETS
Cash and cash equivalents...................................  $  7,248    $ 12,936
Receivables from brokers, dealers and others................    65,404      74,314
Securities purchased under agreements to resell.............    84,211     113,335
Securities owned, at market.................................   253,106     423,522
Fixed assets, net of accumulated depreciation and
  amortization..............................................    25,929      20,464
Goodwill, net of accumulated amortization...................    28,075      24,861
Other assets................................................    52,979      58,155
                                                              --------    --------
Total assets................................................  $516,952    $727,587
                                                              ========    ========
            LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities:
  Payables to brokers, dealers and others...................  $ 74,131    $ 59,062
  Securities sold under agreements to repurchase............    44,976          --
  Securities sold, not yet purchased, at market.............   101,140     354,565
  Accrued compensation and benefits.........................    55,503      65,653
  Accounts payable and accrued expenses.....................    50,915      44,535
  Notes payable to banks....................................   110,819     101,446
                                                              --------    --------
          Total liabilities.................................   437,484     625,261
                                                              --------    --------
Stockholders' equity:
  Common stock (21,816,000 shares authorized, 14,352,479 and
     14,840,627 shares issued in 1996 and 1997,
     respectively, $.01 par value)..........................       143         147
  Additional paid-in capital................................    78,804      83,654
  Retained earnings.........................................       740      19,438
  Subscribed stock (136,532 shares in 1997).................        --        (913)
  Treasury stock (39,723 shares in 1996, at cost)...........      (219)         --
                                                              --------    --------
     Total stockholders' equity.............................    79,468     102,326
                                                              --------    --------
          Total liabilities and stockholders' equity........  $516,952    $727,587
                                                              ========    ========

                 See Notes to Consolidated Financial Statements

                       FREEDOM SECURITIES CORPORATION AND
         FREEDOM SECURITIES HOLDING CORPORATION ("PREDECESSOR COMPANY")

                       CONSOLIDATED STATEMENTS OF INCOME
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                  PREDECESSOR
                                                    COMPANY
                                       ----------------------------------
                                        YEAR ENDED    ELEVEN MONTHS ENDED   ONE MONTH ENDED    YEAR ENDED
                                       DECEMBER 31,      NOVEMBER 29,        DECEMBER 31,     DECEMBER 31,
                                           1995              1996                1996             1997
Revenues
  Commissions........................    $140,180          $139,018             $12,522         $167,184
  Principal transactions.............     105,789            95,481               8,350           99,269
  Investment banking.................      34,773            33,964               4,137           55,259
  Asset management...................      14,901            17,316               1,682           19,950
  Other..............................      12,766            15,218                 573           12,465
                                         --------          --------             -------         --------
          Total operating revenues...     308,409           300,997              27,264          354,127
  Interest income....................      60,116            46,486               3,361           44,056
                                         --------          --------             -------         --------
          Total revenues.............     368,525           347,483              30,625          398,183
  Interest expense...................      36,000            26,454               1,829           22,428
                                         --------          --------             -------         --------
          Net revenues...............     332,525           321,029              28,796          375,755
                                         --------          --------             -------         --------
Non-interest expenses
  Compensation and benefits..........     217,589           209,187              18,859          245,939
  Occupancy and equipment............      26,050            30,993               2,231           24,331
  Communications.....................      18,129            16,596               1,317           16,948
  Brokerage and clearance............       7,322            10,473               1,007           11,262
  Promotional........................       9,455             9,156                 818           10,308
  Other..............................      31,696            24,237               2,577           28,480
                                         --------          --------             -------         --------
          Total non-interest
            expenses.................     310,241           300,642              26,809          337,268
Acquisition interest expense.........          --                --                 567            6,052
                                         --------          --------             -------         --------
Income before income taxes...........      22,284            20,387               1,420           32,435
Income taxes.........................       9,220             8,844                 680           13,737
                                         --------          --------             -------         --------
Net income...........................    $ 13,064          $ 11,543             $   740         $ 18,698
                                         ========          ========             =======         ========
Basic earnings per share.............          --                --             $  0.05         $   1.31
                                                                                =======         ========
Diluted earnings per share...........          --                --             $  0.05         $   1.27
                                                                                =======         ========

                 See Notes to Consolidated Financial Statements

                       FREEDOM SECURITIES CORPORATION AND
         FREEDOM SECURITIES HOLDING CORPORATION ("PREDECESSOR COMPANY")

           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
                       (DOLLARS AND SHARES IN THOUSANDS)

                                COMMON STOCK
                             ------------------     ADDITIONAL      RETAINED   SUBSCRIBED   TREASURY
                             SHARES   PAR VALUE   PAID-IN-CAPITAL   EARNINGS     STOCK       STOCK      TOTAL
PREDECESSOR COMPANY:
Balance at December 31,
  1994.....................       1     $  1         $109,748       $35,719      $  --       $  --     $145,468
Net income.................                                          13,064                              13,064
Non-cash dividend to
  Hancock..................                                          (5,751)                             (5,751)
                             ------     ----         --------       -------      -----       -----     --------
Balance at December 31,
  1995.....................       1        1          109,748        43,032         --          --      152,781
                             ------     ----         --------       -------      -----       -----     --------
Net income.................                                          11,543                              11,543
                             ------     ----         --------       -------      -----       -----     --------
Balance at November 29,
  1996.....................       1     $  1         $109,748       $54,575      $  --       $  --     $164,324
                             ======     ====         ========       =======      =====       =====     ========
FREEDOM SECURITIES
  CORPORATION(a):
Sale of Common Stock at
  November 29, 1996
  (including $3,947 of non-
  cash capital contributed
  by Hancock)..............  14,313     $143         $ 78,804       $    --      $  --       $(219)    $ 78,728
Net income.................                                             740                                 740
                             ------     ----         --------       -------      -----       -----     --------
Balance at December 31,
  1996.....................  14,313      143           78,804           740         --        (219)      79,468
                             ------     ----         --------       -------      -----       -----     --------
Sale of Common Stock.......     488        4            4,693                                             4,697
Net income.................                                          18,698                              18,698
Acquisition of treasury
  stock....................     (97)                                                          (537)        (537)
Reissuance of treasury
  stock....................      --                       157                     (913)        756           --
                             ------     ----         --------       -------      -----       -----     --------
Balance at December 31,
  1997.....................  14,704     $147         $ 83,654       $19,438      $(913)      $  --     $102,326
                             ======     ====         ========       =======      =====       =====     ========

---------------

(a) Reflects effect of 1.818 for 1 stock split. See Note 17.

                See Notes to Consolidated Financial Statements.

                       FREEDOM SECURITIES CORPORATION AND
         FREEDOM SECURITIES HOLDING CORPORATION ("PREDECESSOR COMPANY")

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                             (DOLLARS IN THOUSANDS)

                                                   PREDECESSOR COMPANY
                                            ----------------------------------
                                             YEAR ENDED    ELEVEN MONTHS ENDED   ONE MONTH ENDED    YEAR ENDED
                                            DECEMBER 31,      NOVEMBER 29,        DECEMBER 31,     DECEMBER 31,
                                                1995              1996                1996             1997
CASH FLOWS FROM OPERATING ACTIVITIES
Net income................................    $ 13,064          $  11,543           $     740       $  18,698
Adjustments to reconcile net income to net
  cash from operating activities:
  Depreciation............................       4,274              4,632                 304           5,128
  Amortization............................       6,403              7,807                 685           5,714
  Non-cash compensation...................          --                 --                  --           1,432
Changes in assets and liabilities
  (Increase) decrease in operating assets:
    Receivables from brokers, dealers and
      others..............................     (28,855)           105,303              19,304          (8,910)
    Receivables from customers............     (24,408)           333,252                  --              --
    Securities purchased under agreements
      to resell...........................     (26,490)            92,052              31,212         (29,124)
    Securities owned, at market...........     (73,825)            57,720              37,698        (170,416)
    Other assets..........................     (11,163)            (7,628)              3,876          (6,056)
  Increase (decrease) in operating
    liabilities:
    Short-term loans from a Hancock
      affiliate...........................      10,000           (200,000)                 --              --
    Short-term loans......................      61,535           (107,745)                 --              --
    Payables to brokers, dealers and
      others..............................      19,443            (39,937)            (33,027)        (15,069)
    Payables to customers.................      23,125           (186,206)                 --              --
    Securities sold under agreements to
      repurchase..........................      28,710            (91,795)             (5,061)        (44,976)
    Securities sold, not yet purchased, at
      market..............................       4,523              7,517             (47,088)        253,425
    Accrued compensation and benefits.....      13,066                364               2,230          10,150
    Accounts payable and accrued
      expenses............................       4,663             11,060              (7,930)         (6,380)
                                              --------          ---------           ---------       ---------
Net cash from operating activities........      24,065             (2,061)              2,943          13,616
CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of fixed assets.................     (10,883)            (8,417)               (112)         (1,994)
Proceeds from sale of fixed assets........          --                 --                  --             711
Purchase of Predecessor Company...........          --                 --            (180,000)             --
Acquisition related expenditures..........          --                 --              (5,740)             --
                                              --------          ---------           ---------       ---------
Net cash used in investing activities.....     (10,883)            (8,417)           (185,852)         (1,283)
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from sale of common stock, net...          --                 --              74,781           2,728
Proceeds from notes payable to banks......          --             25,819             110,819              --
Repayment of notes payable to banks.......          --                 --                  --          (9,373)
Proceeds from notes payable to a Hancock
  affiliate...............................       6,105                 --                  --              --
Repayment of notes payable to a Hancock
  affiliate...............................      (2,400)           (33,736)                 --              --
                                              --------          ---------           ---------       ---------
Net cash from financing activities........       3,705             (7,917)            185,600          (6,645)
Increase (decrease) in cash and cash
  equivalents.............................      16,887            (18,395)              2,691           5,688
Cash and cash equivalents, beginning of
  period..................................       6,065             22,952               4,557           7,248
                                              --------          ---------           ---------       ---------
Cash and cash equivalents, end of
  period..................................    $ 22,952          $   4,557           $   7,248       $  12,936
                                              ========          =========           =========       =========
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid for:
  Income taxes............................    $  9,086          $  10,453           $   1,421       $  14,859
  Interest................................    $ 33,432          $  22,912           $   1,246       $  28,338

                 See Notes to Consolidated Financial Statements

                       FREEDOM SECURITIES CORPORATION AND
         FREEDOM SECURITIES HOLDING CORPORATION ("PREDECESSOR COMPANY")

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Organization and Basis of Presentation

     Freedom Securities Corporation (formerly JHFSC Acquisition Corp.) is a holding company which together with its wholly owned subsidiaries (collectively, the "Company") is a full-service, regionally focused retail brokerage and investment banking firm. The Company is engaged primarily in the retail and institutional brokerage business including corporate finance and underwriting services. The consolidated financial statements include the accounts of the Company including its primary operating subsidiaries Tucker Anthony Incorporated ("Tucker Anthony"), Sutro & Co. Incorporated ("Sutro") and Freedom Capital Management Corporation ("Freedom Capital").

     Tucker Anthony, headquartered in Boston and focused on the northeastern United States, and Sutro, headquartered in San Francisco and focused on the western United States, are full service regionally focused retail brokerage and investment banking firms. Freedom Capital is the Company's investment advisory and asset management subsidiary which is focused on public sector entities and high net worth individuals.

     Principles of Consolidation

     All significant intercompany accounts and transactions have been eliminated in consolidation. The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from these estimates. Certain prior year amounts have been reclassified to conform with the current period's financial statement presentation.

     The Acquisition

     The Company was established to facilitate a buyout of Freedom Securities Holding Corporation (the "Predecessor Company" and formerly John Hancock Freedom Securities Corporation). Until November 29, 1996, the Predecessor Company was a wholly-owned subsidiary of John Hancock Mutual Life Insurance Company ("Hancock").

     Under terms of a Contribution Agreement dated October 4, 1996 and consummated on November 29, 1996 among Hancock, the Company, two private investor groups and selected employee investors, Hancock contributed 100% of the issued and outstanding capital stock of the Predecessor Company to the Company in exchange for 4.999% of the issued and outstanding capital stock of the Company and an aggregate consideration of $180 million. With the consummation of the transactions under the Contribution Agreement, the Predecessor Company became a wholly owned subsidiary of the Company as of the close of business November 29, 1996. Through November 29, 1996, the consolidated financial statements present the financial condition, results of operations and cash flows of the Predecessor Company and its subsidiaries.

     The Acquisition has been accounted for as a purchase and, accordingly, the purchase price was allocated to the assets and liabilities acquired based upon their fair values at the date of the Acquisition. The purchase price, including acquisition costs, exceeded the fair value of net assets acquired by $28.2 million and the excess was recorded as goodwill.

     Wexford Arrangement

     Tucker Anthony and Sutro clear their securities transactions on a fully disclosed basis through Wexford Clearing Services Corporation ("Wexford" or the "clearing broker"), a guaranteed wholly owned subsidiary of Prudential Securities, Inc. ("Prudential"). Prior to April 3, 1996, Tucker Anthony and Sutro cleared their securities transactions through a wholly owned subsidiary of the Predecessor Company. This subsidiary

                       FREEDOM SECURITIES CORPORATION AND
         FREEDOM SECURITIES HOLDING CORPORATION ("PREDECESSOR COMPANY")

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) subsequently withdrew its broker-dealer registration but continues to perform certain liaison functions and provides data processing and communications support to its affiliates.

     Securities

     Securities transactions and related revenues and expenses are recorded on a trade date basis. Securities owned and securities sold, not yet purchased are stated at market value with related changes in unrealized appreciation or depreciation reflected in principal transactions revenues. Securities sold, not yet purchased, represent obligations to deliver specified securities at predetermined prices. The Company is obligated to acquire the securities sold short at prevailing market prices in the future to satisfy these obligations. Arbitrage positions included in securities owned and securities sold, not yet purchased result from buying or selling a security subject to exchange, conversion or reorganization and selling or buying the security or securities to be received upon completion of the exchange, conversion or reorganization. The Company may from time to time enter into futures and options on futures contracts. These contracts are valued at market with related changes in unrealized appreciation or depreciation reflected in principal transactions revenues.

     Investment Banking

     Investment banking revenues are recorded as follows: management fees as of the offering date; sales commissions on trade date and underwriting fees at the time the underwriting is completed and the income is reasonably determinable.

     Asset Management Fees

     The Company earns investment advisory fees for services rendered to its clients based on either a percentage of the average net assets managed or on a percentage of quarter-end market value of assets managed, depending upon the type of client account. These fees are recorded as earned and billed monthly or quarterly.

     Fixed Assets

     Furniture and fixtures are depreciated on a straight-line basis over their estimated useful lives, generally three to ten years. Leasehold improvements are amortized on a straight-line basis over the lesser of the economic useful life of the improvements or the terms of the respective leases. Fixed assets are stated at cost net of accumulated depreciation and amortization of $0.6 million and $2.4 million at December 31, 1996 and 1997, respectively.

     Intangibles

     Intangibles related to the Acquisition include debt issuance costs ($2.9 million and $2.4 million at December 31, 1996 and 1997, respectively) which are reported in other assets, and goodwill. Goodwill and debt issuance costs are stated at cost net of accumulated amortization and are amortized on a straight-line basis over fifteen and five years, respectively.

     The accumulated amortization of intangibles totaled $0.2 million and $2.7 million at December 31, 1996 and 1997, respectively.

     Income Taxes

     Through November 29, 1996, the Predecessor Company was included in the consolidated U.S. Federal income tax return of Hancock. Pursuant to an agreement with Hancock, the Predecessor Company's share of

                       FREEDOM SECURITIES CORPORATION AND
         FREEDOM SECURITIES HOLDING CORPORATION ("PREDECESSOR COMPANY")

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) combined Federal income taxes was equivalent to the total provision or benefit the Predecessor Company would have recorded for such taxes had they been determined on a stand-alone basis. Pursuant to an agreement relating to the Acquisition, Hancock assumed responsibility for all Federal, state and local taxes of the Predecessor Company through 1995.

     Subsequent to the Acquisition, the Company and its subsidiaries file a consolidated U. S. Federal income tax return. State and local taxes are computed on a separate company basis. The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes". Under this method, the Company recognizes taxes payable or refundable for the current year and deferred tax liabilities and assets for future consequences of events that have been recognized in the Company's financial statements or tax returns.

     Cash Flows

     For purposes of reporting cash flows, the Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. Cash flows for the one month ended December 31, 1996 are shown net of the effects of the purchase of the Predecessor Company.

     Accounting Pronouncements

     In June 1996, the Financial Accounting Standards Board ("FASB") issued SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." SFAS No. 125 introduced the financial-components approach which focuses on the recognition of financial assets that an entity controls and the derecognition of financial assets for which control has been transferred. The FASB, under SFAS No. 127 "Deferral of the Effective Date of Certain Provisions of SFAS No. 125," has deferred the effective date of accounting for other types of transfers of financial assets, including repurchase agreements and securities lending transactions, until January 1, 1998. The Company does not expect the adoption of this statement to have a material impact on the Company's consolidated financial statements.

2.  RECEIVABLES FROM AND PAYABLES TO BROKERS, DEALERS AND OTHERS

     Included in the receivables from brokers, dealers and others are unsettled proprietary trades and certain overnight funds with a Wexford affiliate. Included in payables to brokers, dealers and others are the amounts due to Wexford for collateralized financing of proprietary positions and to Freedom Capital's transfer agent for money market funds. The Company's principal source of short-term financing is provided by Wexford, from which the Company can borrow on an uncommitted basis against its proprietary inventory positions, subject to collateral maintenance requirements.

     The Company conducts business with brokers and dealers that are members of the major securities exchanges. The Company monitors the credit standing of such brokers and dealers, monitors the market value of collateral and requests additional collateral as deemed appropriate.

                       FREEDOM SECURITIES CORPORATION AND
         FREEDOM SECURITIES HOLDING CORPORATION ("PREDECESSOR COMPANY")

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

2. RECEIVABLES FROM AND PAYABLES TO BROKERS, DEALERS AND OTHERS (CONTINUED) Amounts receivable from and payable to brokers, dealers and others at
December 31, consist of the following:

                                                                 DECEMBER 31,
                                                              ------------------
                                                               1996       1997
                                                              -------    -------
RECEIVABLES FROM BROKERS, DEALERS AND OTHERS
  Receivable from Prudential................................  $47,230    $46,129
  Unsettled proprietary trades, net.........................   18,104     24,189
  Receivables from other brokers and dealers................       70      3,996
                                                              -------    -------
                                                              $65,404    $74,314
                                                              =======    =======

                                                                 DECEMBER 31,
                                                              ------------------
                                                               1996       1997
                                                              -------    -------
PAYABLES TO BROKERS, DEALERS AND OTHERS
  Payable to Wexford........................................  $32,599    $16,633
  Payable to transfer agent.................................   40,947     42,088
  Payables to other brokers and dealers.....................      585        341
                                                              -------    -------
                                                              $74,131    $59,062
                                                              =======    =======

3.  TRANSACTIONS WITH CUSTOMERS

     For transactions in which the Company, through Wexford, extends credit to customers, the Company seeks to control the risks associated with these activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company and Wexford monitor required margin levels daily and, pursuant to such guidelines, request customers to deposit additional collateral or reduce securities positions when necessary.

     The Company has agreed to indemnify Wexford for losses that it may sustain in connection with customer accounts introduced by the Company. At December 31, 1996 and 1997, there were no amounts to be indemnified to Wexford for these accounts since the customers were able to fulfill their obligations.

4.  SHORT-TERM LOANS

     In periods prior to 1997, short-term loans with banks and a Hancock affiliate were used to finance securities purchased by customers on margin and proprietary inventory positions. Borrowings from the Hancock affiliate were on an uncollateralized basis and bore interest at a rate approximating the commercial paper rate of such affiliate. Interest expense related to these loans was $7.7 million for the year ended December 31, 1995 and $12.1 million for the eleven months ended November 29, 1996.

5. SECURITIES PURCHASED UNDER AGREEMENTS TO RESELL AND SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE

     Securities purchased under agreements to resell and securities sold under agreements to repurchase are treated as collateralized financing transactions, and are carried at amounts at which the securities will be subsequently resold or reacquired plus accrued interest. At December 31, 1996 and 1997 these agreements matured within 13 days. Securities sold under agreements to repurchase had a weighted-average interest rate of 6.0% at December 31, 1996. It is the Company's policy to take possession or control of securities purchased under agreements to resell. The Company is required to provide securities to counterparties in order to collateralize repurchase agreements. The Company minimizes credit risk associated with these activities by

                       FREEDOM SECURITIES CORPORATION AND
         FREEDOM SECURITIES HOLDING CORPORATION ("PREDECESSOR COMPANY")

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

5. SECURITIES PURCHASED UNDER AGREEMENTS TO RESELL AND SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE (CONTINUED)
monitoring credit exposure and collateral values on a daily basis and requiring additional collateral to be deposited or returned when deemed appropriate.

6.  TRANSACTIONS WITH AFFILIATES

     During 1995, the Predecessor Company distributed its $5.8 million ownership interest in JHM Capital Management Corp. to Hancock as a dividend. The earnings prior to such distribution were not significant.

     Prior to November 29, 1996, the Predecessor Company had outstanding notes payable to a Hancock affiliate which incurred interest at rates approximating such affiliate's average cost of borrowing and were payable on demand. These notes were repaid on November 29, 1996. Interest expense incurred relating to these notes was $1.8 million for the year ended December 31, 1995 and $1.7 million for the eleven months ended November 29, 1996.

     The Predecessor Company participated in group insurance arrangements arranged through Hancock and also received certain shared services. The Predecessor Company paid Hancock its allocable share of the cost of such insurance and other items, which amounted to $11.6 million and $11.1 million during the year ended December 31, 1995 and the eleven months ended November 29, 1996, respectively. Subsequent to the Acquisition, the Company continued to participate in the group insurance arrangements through Hancock until June 30, 1997 when the Company obtained its own insurance arrangements. The Company paid its allocable share of the cost of such insurance which amounted to $0.8 million and $6.1 million for the one month period ended December 31, 1996 and the six month period ended June 30, 1997, respectively.

     Effective with the Acquisition, the Company entered into management agreements, with certain shareholders, and has agreed to pay annual management fees totaling $0.3 million. These agreements terminate by the mutual consent of the parties or upon an initial public offering of the Company's common stock.

                       FREEDOM SECURITIES CORPORATION AND
         FREEDOM SECURITIES HOLDING CORPORATION ("PREDECESSOR COMPANY")

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

7.  SECURITIES

     Securities owned and securities sold, not yet purchased are recorded at market value and consist of the following (in thousands):

                                                                  DECEMBER 31,
                                                              --------------------
                                                                1996        1997
OWNED:
Obligations of the U.S. government or its agencies..........  $ 23,650    $ 27,396
State and municipal obligations.............................    56,057      38,222
Arbitrage securities........................................    84,967     291,023
Other corporate obligations.................................    73,127      51,709
Other corporate stocks and warrants.........................    15,305      15,172
                                                              --------    --------
                                                              $253,106    $423,522
                                                              ========    ========
SOLD, NOT YET PURCHASED:
Obligations of the U.S. government or its agencies..........  $ 37,663    $ 22,890
State and municipal obligations.............................     1,476       1,519
Arbitrage securities........................................    51,671     322,316
Other corporate obligations.................................     6,055       1,356
Other corporate stocks and warrants.........................     4,275       6,484
                                                              --------    --------
                                                              $101,140    $354,565
                                                              ========    ========

8.  NOTES PAYABLE TO BANKS

     Included in notes payable to banks is the Company's borrowing for fixed asset financing of approximately $25.8 million and $21.4 million at December 31, 1996 and 1997, respectively, which bears interest at 8.02% annually and is payable in equal monthly installments through December 2001. This note is collateralized by furniture, fixtures and leasehold improvements.

     The Company entered into a Revolving Credit Agreement (the "credit agreement") with certain participating banks. Borrowings under the credit agreement equaled $85 million and $80 million at December 31, 1996 and 1997, respectively. These borrowings bear interest, approximately 7.06% and 6.97% at December 31, 1996 and 1997, respectively, at the current Eurodollar Rate plus applicable margin, as defined, ranging from 0.75% to 2.00% based on a calculated leverage ratio in accordance with the credit agreement. Interest expense related to the credit agreement is shown in the consolidated statements of income as acquisition interest expense. Subject to the terms and conditions as set forth in this credit agreement, the Company may borrow, repay and reborrow from time to time up to the maturity date, December 31, 2001, of this credit agreement. The credit agreement also includes certain financial covenants (see note 10) and a mandatory reduction of the participating banks' commitment at the end of various calendar quarters.

     The aggregate amount of principal repayment requirements on notes payable is as follows by year (in thousands):

                                                  FIXED ASSET    BORROWINGS UNDER THE
                     YEAR                          FINANCING       CREDIT AGREEMENT
1998...........................................     $4,737             $10,000
1999...........................................      5,131              12,500
2000...........................................      5,558              25,000
2001...........................................      6,020              32,500

                       FREEDOM SECURITIES CORPORATION AND
         FREEDOM SECURITIES HOLDING CORPORATION ("PREDECESSOR COMPANY")

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

9.  INCOME TAXES

     The components of income tax expense (benefit) are (in thousands):

                           YEAR ENDED        ELEVEN MONTHS       ONE MONTH ENDED     YEAR ENDED
                          DECEMBER 31,    ENDED NOVEMBER 29,      DECEMBER 31,      DECEMBER 31,
                              1995               1996                 1996              1997
Federal:
  Current...............    $ 6,969             $ 9,422               $ 581           $ 7,693
  Deferred..............     (1,456)             (3,930)               (148)            1,482
State:
  Current...............      4,116               4,784                 300             4,501
  Deferred..............       (409)             (1,432)                (53)               61
                            -------             -------               -----           -------
                            $ 9,220             $ 8,844               $ 680           $13,737
                            =======             =======               =====           =======

     The effective income tax differs from the amount computed by applying the Federal statutory income tax rate as follows (in thousands):

                                         YEAR ENDED    ELEVEN MONTHS ENDED   ONE MONTH ENDED    YEAR ENDED
                                        DECEMBER 31,      NOVEMBER 29,        DECEMBER 31,     DECEMBER 31,
                                            1995              1996                1996             1997
Federal statutory income tax..........     $7,799            $7,136               $497           $11,352
State and local incomes taxes, net of
  federal tax benefit.................      2,410             2,179                160             2,965
Tax exempt interest, net..............       (840)             (570)               (53)             (770)
Other, net............................       (149)               99                 76               190
                                           ------            ------               ----           -------
Effective income tax..................     $9,220            $8,844               $680           $13,737
                                           ======            ======               ====           =======

     The temporary differences which created deferred tax assets and liabilities are included as a net amount in other assets at December 31, 1996 and 1997 as follows (in thousands):

                                                               1996       1997
Deferred Tax Assets:
  Deferred compensation.....................................  $ 6,122    $ 5,990
  Reserves..................................................    2,759      2,042
  Other.....................................................    3,240      2,118
  Less valuation allowance..................................   (1,131)        --
                                                              -------    -------
     Total deferred tax assets..............................   10,990     10,150
                                                              -------    -------
Deferred Tax Liabilities:
  Net unrealized appreciation on investments and other......      185        887
                                                              -------    -------
     Total deferred tax liabilities.........................      185        887
                                                              -------    -------
Net deferred tax asset......................................  $10,805    $ 9,263
                                                              =======    =======

     At December 31, 1996, the Company had net operating loss carryforwards ("NOLs") related to the original acquisition of Sutro of $3.2 million for which it had recorded a valuation allowance against the full amount of the deferred tax asset. These NOLs were fully utilized in 1997 resulting in a reduction to taxes payable but without a reduction to reported income tax expense as the offset was reported as an adjustment to goodwill.

                       FREEDOM SECURITIES CORPORATION AND
         FREEDOM SECURITIES HOLDING CORPORATION ("PREDECESSOR COMPANY")

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

10.  NET CAPITAL REQUIREMENTS

     Certain subsidiaries of the Company are subject to the net capital requirements of the New York Stock Exchange ("Exchange") and the Uniform Net Capital requirements of the Securities and Exchange Commission ("Commission") under Rule 15c3-1. The Exchange and the Commission also provide that equity capital may not be withdrawn or cash dividends paid if certain minimum net capital requirements are not met. The Company's principal regulated subsidiaries are discussed below.

     Tucker Anthony is a registered broker and dealer. At December 31, 1997, Tucker Anthony had net capital of approximately $47.0 million which was $46.0 million in excess of the $1 million amount required to be maintained at that date.

     Sutro is a registered broker and dealer. At December 31, 1997, Sutro had net capital of approximately $10.8 million which was $9.8 million in excess of the $1.0 million amount required to be maintained at that date.

     Freedom Trust Company ("FTC") is a subsidiary of Freedom Capital and is a limited purpose trust company. Pursuant to state regulations, FTC is required to meet and maintain certain capital minimums and ratios. At December 31, 1997, FTC's regulatory capital, as defined, was $1.1 million and FTC was in compliance with all such requirements.

     Under the clearing arrangement with Wexford, Tucker Anthony and Sutro are required to maintain certain minimum levels of net capital and comply with other financial ratio requirements. At December 31, 1997, Tucker Anthony and Sutro were in compliance with all such requirements.

     In accordance with the provisions of the credit agreement (see note 8), the Company and its principal subsidiaries have executed agreements to guarantee the borrowings to the benefit of the participating banks. The stock of the Company's subsidiaries currently is pledged as security under the terms of the credit agreement. Under the financial covenants of this credit agreement, the maturity of amounts borrowed may be accelerated if the Company breaches certain provisions of the credit agreement, among which are requirements for the Company and its principal subsidiaries to maintain minimum levels, as defined, including leverage ratio and net capital. The Company was in compliance with these covenants at December 31, 1997.

11.  COMMITMENTS AND CONTINGENCIES

     The Company leases office space and various types of equipment under noncancelable leases generally varying from one to ten years, with certain renewal options for like terms. Rent expense was $18.1 million for the year ended December 31, 1995, $22.5 million for the eleven month period ended November 29, 1996, $1.5 million for the one month period ended December 31, 1996 and $15.9 million for the year ended 1997. Included in rent expense for the eleven month period ended November 29, 1996 is $4.7 million of expense related to the present value of future rent costs for space no longer required due primarily to the outsourcing of clearing services.

                       FREEDOM SECURITIES CORPORATION AND
         FREEDOM SECURITIES HOLDING CORPORATION ("PREDECESSOR COMPANY")

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

11.  COMMITMENTS AND CONTINGENCIES (CONTINUED)
     At December 31, 1997, the Company's future minimum rental commitments based upon original terms (including escalation costs) under noncancelable leases which have an initial or remaining term of one year or more are as follows (in thousands):

1998..............................................  $ 17,204
1999..............................................    16,915
2000..............................................    15,025
2001..............................................    14,350
2002..............................................    13,586
Thereafter........................................    26,184
                                                    --------
  Sub-total.......................................   103,264
Less aggregate sublease income....................    (3,847)
                                                    --------
                                                    $ 99,417
                                                    ========

     The Company is a defendant or co-defendant in legal actions primarily relating to its broker-dealer activities. It is the opinion of management, after consultation with counsel, that the resolution of these actions will not have a material adverse effect on the consolidated financial position and results of operations of the Company. Included in other operating expenses, for the eleven month period ended November 29, 1996, is $6.3 million of insurance recoveries relating to certain litigation costs that were incurred in prior years.

     The Company has outstanding underwriting agreements and when-issued contracts which commit it to purchase securities at specified future dates and prices. The Company presells such issues to manage risk exposure related to these off-balance sheet commitments. Subsequent to December 31, 1997, such transactions settled at no loss.

12.  BENEFITS

     Certain subsidiaries of the Company have qualified profit-sharing plans which cover substantially all their full-time employees. Each plan includes a salary reduction agreement and a matching contribution subject to certain limitations. In addition, a subsidiary may contribute additional amounts to its plan, at its discretion, based upon its profits for the year.

     The aggregate contributions to these plans for the year ended December 31, 1995, the eleven month period ended November 29, 1996, the one month period ended December 31, 1996 and the year ended December 31, 1997 were $6.4 million, $5.5 million, $0.5 million and $7.1 million, respectively.

     Freedom Capital has a noncontributory defined benefit pension plan covering substantially all of its employees. Effective August 1, 1997, the plan was amended to provide that no new pension benefits will accrue and no new participants will be admitted after August 1, 1997. Amounts related to the plan are not material to the consolidated financial statements.

     Compensation cost recognized for Common Stock and stock options issued to employees during 1997 was $1.4 million.

13.  FINANCIAL INSTRUMENTS

     Substantially all of the Company's financial instruments are carried at fair value or amounts approximating fair value. Assets, including cash and cash equivalents, securities owned, securities purchased under agreements to resell and certain receivables are carried at fair value or contracted amounts which approximate fair value. Similarly, liabilities including securities sold, not yet purchased, securities sold under agreements to repurchase and certain payables are carried at fair value or contracted amounts approximating fair value.

                       FREEDOM SECURITIES CORPORATION AND
         FREEDOM SECURITIES HOLDING CORPORATION ("PREDECESSOR COMPANY")

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

13.  FINANCIAL INSTRUMENTS (CONTINUED)
     The fair value of the fixed asset financing estimated using the Company's incremental borrowing rate, approximated its carrying value at December 31, 1997 and 1996. The carrying value of the Company's debt under the variable rate credit agreement approximates its fair value.

     In the normal course of business, the Company may enter into transactions in financial instruments to manage its exposure to market risks. There were no open contracts outstanding at December 31, 1996. At December 31, 1997, the Company had open options on futures contracts outstanding approximating $34.5 million (notional amount). The notional amounts are not reflected on the Consolidated Statements of Financial Condition and are indicative only of the volume of activity at December 31, 1997. They do not represent amounts subject to market risks, and in many cases, limit the Company's overall exposure to market losses by hedging other on-balance sheet and off-balance sheet transactions. The volume of activity in these contracts was not significant during the years ended December 31, 1995, 1996 and 1997.

     The following table summarizes the Company's principal transactions revenues by business activity for the applicable periods reflected.

                                        YEAR ENDED                                               YEAR ENDED
                                       DECEMBER 31,   ELEVEN MONTHS ENDED    ONE MONTH ENDED    DECEMBER 31,
                                           1995        NOVEMBER 29, 1996    DECEMBER 31, 1996       1997
                                       ------------   -------------------   -----------------   ------------
Equities.............................    $ 39,814           $35,545              $2,831           $39,181
Fixed Income.........................      52,289            47,731               3,990            47,641
Arbitrage............................      13,686            12,205               1,529            12,447
                                         --------           -------              ------           -------
                                         $105,789           $95,481              $8,350           $99,269
                                         ========           =======              ======           =======

14.  EARNINGS PER COMMON SHARE

     The Company computes its earnings per share in accordance with SFAS 128 "Earnings Per Share." The following table sets forth the computation for basic and diluted earnings per share (in thousands except per share amounts):

                                                       ONE MONTH ENDED          YEAR ENDED
                                                      DECEMBER 31, 1996     DECEMBER 31, 1997
                                                      ------------------    ------------------
                                                       BASIC     DILUTED     BASIC     DILUTED
NUMERATOR:
  Net income........................................  $   740    $   740    $18,698    $18,698
                                                      -------    -------    -------    -------
DENOMINATOR:
  Weighted average shares outstanding...............   14,313     14,313     14,287     14,287
  Dilutive effect of:
     Stock options and other exercisable shares.....       --         --         --        446
                                                      -------    -------    -------    -------
  Adjusted weighted average shares outstanding......   14,313     14,313     14,287     14,733
                                                      -------    -------    -------    -------
Earnings per share..................................  $  0.05    $  0.05    $  1.31    $  1.27
                                                      =======    =======    =======    =======

15.  STOCK OPTIONS

     The Company's 1996 Stock Option Plan ("the Plan") provides for granting officers and other key employees options to purchase shares of common stock at the fair market value of the stock on the date of grant or such other prices as provided by the Plan, and expire within either nine and one half years of November 29, 1996, or ten years from the date of grant. The options vest over periods from five to six years

                       FREEDOM SECURITIES CORPORATION AND
         FREEDOM SECURITIES HOLDING CORPORATION ("PREDECESSOR COMPANY")

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

15.  STOCK OPTIONS (CONTINUED)
from November 29, 1996. Certain options issued under performance-based agreements may be exercisable earlier, vesting over three years for individual performance-based options and five years for Company performance-based options, if certain individual and Company performance-based goals are met. Regardless of whether these performance based targets are attained, the options will vest no later than six years from November 29, 1996. During 1997, the Company granted options on 2,336,652 shares, no options were exercised, and options on 202,764 shares were forfeited. All options have an exercise price of $5.50. At December 31, 1997, 2,181,600 shares were authorized for issuance under options and options on 2,133,888 shares were outstanding, with a weighted-average remaining contractual life of 8.6 years. At December 31, 1997, options on 276,247 shares were exercisable, with a weighted-average remaining contractual life of 8.6 years.

     The Company accounts for stock option grants in accordance with the provisions of Accounting Principles Board Opinion ("APB") No. 25 "Accounting for Stock Issued to Employees." Had compensation expense for the Company's stock options been determined on the fair value at the date of grant for awards under the Plan, consistent with the method of SFAS 123 "Accounting for Stock Based Compensation," the Company's net income and earnings per share would have been reduced to pro forma amounts presented below (in thousands except per share amounts):

                                                                    YEAR ENDED
                                                                   DECEMBER 31,
                                                                       1997
Net income........................................  As reported      $18,698
                                                    Pro forma        $18,318
Basic earnings per share..........................  As reported      $  1.31
                                                    Pro forma        $  1.28
Diluted earnings per share........................  As reported      $  1.27
                                                    Pro forma        $  1.26

     The pro forma information presented is not representative of the effect stock options will have on net income or earnings per share for future years.

     The fair value of each option granted during the year ended December 31, 1997 is the estimated present value at grant date using the minimum value model with the following assumptions: (i) dividend yield of 0.8%, (ii) expected life of 6 years, and (iii) risk free interest rate of 5.4%. The weighted-average fair value of the options on 2,127,696 shares granted January 31, 1997 whose exercise price equals the fair market value of the Company's stock on grant date was $1.30. The weighted-average fair value of the options on 208,956 shares granted subsequent to January 31, 1997 whose exercise price is less than the fair market value of the Company's stock on grant date was $4.37.

                       FREEDOM SECURITIES CORPORATION AND
         FREEDOM SECURITIES HOLDING CORPORATION ("PREDECESSOR COMPANY")

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

16.  QUARTERLY INFORMATION (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS) (UNAUDITED)

                                                  PREDECESSOR COMPANY
                                 ------------------------------------------------------
                                           THREE MONTHS ENDED                  TWO             ONE
                                 --------------------------------------    MONTHS ENDED    MONTH ENDED
                                 MARCH 31,    JUNE 30,    SEPTEMBER 30,    NOVEMBER 29,    DECEMBER 31,
                                   1996         1996          1996             1996            1996
Net revenues...................   $89,281     $88,168       $ 81,034         $ 62,546        $ 28,796
Income before income taxes.....     6,440       5,361          4,480            4,106           1,420
Net income.....................     3,677       3,029          2,517            2,320             740
Basic earnings per share.......        --          --             --               --        $   0.05
Diluted earnings per share.....        --          --             --               --        $   0.05

                                                   THREE MONTHS ENDED
                                 ------------------------------------------------------
                                 MARCH 31,    JUNE 30,    SEPTEMBER 30,    DECEMBER 31,
                                   1997         1997          1997             1997
Net revenues...................   $84,448     $85,129       $103,579         $102,599
Income before income taxes.....     6,043       5,040         10,464           10,888
Net income.....................     3,493       2,918          5,967            6,320
Basic earnings per share.......   $  0.24     $  0.20       $   0.42         $   0.45
Diluted earnings per share.....   $  0.24     $  0.20       $   0.41         $   0.42

17.  SUBSEQUENT EVENTS

     On March 10, 1998, the Company's Board of Directors approved an increase in the authorized Capital Stock of the Company to 60,000,000 shares of Common Stock, $.01 par value per share, and 1,000,000 shares of Preferred Stock, $.01 par value per share, of which none of the preferred stock has been issued. In addition, the Company's Board of Directors approved a 1.818-for-1 Common Stock split to be distributed in the form of a stock dividend payable to existing stockholders immediately prior to the consummation of the Company's public offering of Common Stock. All references throughout the financial statements to number of shares, per share amounts and stock options data of the Company's Common Stock reflect the stock split.

     The Company has agreed to acquire, through a merger with a wholly owned subsidiary of the Company, the regional brokerage firm of Cleary Gull Reiland & McDevitt Inc. ("Cleary Gull") pursuant to an Agreement and Plan of Merger dated March 9, 1998. The following is a summary of certain financial information of Cleary Gull at and for the year ended December 31, 1997 (in thousands):

Total assets................................................  $20,698
Stockholders' equity........................................    7,198

Total revenues..............................................  $26,414
Net income..................................................    1,251

================================================================================

     NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, THE SELLING STOCKHOLDERS OR ANY OF THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF ANY OFFER TO BUY ANY SECURITY OTHER THAN THE SHARES OF COMMON STOCK OFFERED BY THIS PROSPECTUS, NOR DOES IT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF ANY OFFER TO BUY THE SHARES OF COMMON STOCK BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO, OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.
         ------------------------
             TABLE OF CONTENTS

                                       PAGE
Prospectus Summary...................     3
Recent Developments..................     8
Risk Factors.........................     9
Use of Proceeds......................    20
Dividend Policy......................    20
Capitalization.......................    21
Dilution.............................    22
Selected Historical Consolidated
  Financial and Other Data...........    23
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations......................    25
Business.............................    36
Management...........................    50
Principal and Selling Stockholders...    59
Certain Relationships and Related
  Transactions.......................    61
Description of Capital Stock.........    65
Shares Eligible for Future Sale......    67
Underwriting.........................    69
Tax Consequences to Non-U.S.
  Holders............................    72
Legal Matters........................    74
Experts..............................    74
Additional Information...............    75
Index to Financial Statements........   F-1

                            ------------------------

UNTIL APRIL 27, 1998, ALL DEALERS EFFECTING TRANSACTIONS IN THE COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS REQUIREMENT IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENT OR SUBSCRIPTIONS.
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                                7,400,000 SHARES

                   [FREEDOM SECURITIES(SM) CORPORATION LOGO]
                                  COMMON STOCK

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                              P R O S P E C T U S
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                          DONALDSON, LUFKIN & JENRETTE
                             SECURITIES CORPORATION

                           CREDIT SUISSE FIRST BOSTON

                            SUTRO & CO. INCORPORATED
                                 TUCKER ANTHONY

                                  INCORPORATED

                                 APRIL 1, 1998

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